UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Free Translation into English from the Original Previously Issued in Portuguese)

Index

Performance Review

Balance Sheet

Statement of Income

Statement of Comprehensive Income

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Statement of Cash Flows

Statements of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

9. Exchange Portfolio

10. Other Financial Assets

11. Tax Assets and Liabilities

12. Other Assets

13. Dependences Information and Foreign Subsidiary

14. Investments in Affiliates and Subsidiaries Subsidiary

15. Fixed Assets

16. Intangibles

17. Funding

18. Other Financial Liabilities

19. Other Payables – Other

20. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

21. Stockholders’ Equity

22. Related Parties

23. Income from Services Rendered and Banking Fees

24. Personnel Expenses

25. Other Administrative Expenses

26. Other Operating Income

27. Other Operating Expenses

28. Non-Operating Income

29. Employee Benefit Plans - Post-Employment Benefits

30. Risk Management, Capital and Sensitivity Analysis

31. Corporate Restructuring

32. Other information

33. Subsequent Events

Composition of Management Bodies as of June 30,2022.

Declaration of directors on the financial statements

Declaration of directors on on Independent Auditors

Audit Committee Report

Fiscal Council’s Opinion

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the semester ended June 30, 2022, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, together with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities Commission (CVM), which do not conflict with the rules issued by Bacen.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the semester ended June 30, 2022 were simultaneously disclosed on the website www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the second quarter of 2022, Banco Santander observed that the median of the projections regarding the performance of the Brazilian economy indicate a growth of the Brazilian GDP of 1.2% in 2022 compared to the expansion of 4.6% in the previous year. The projection for 2022 is higher than that observed at the end of the first quarter and, in the Bank's assessment, was influenced by the recent publication that the effective result observed in that period was beyond the market consensus - the median of the estimates indicated a seasonally adjusted quarterly expansion of 0.5% for the first quarter of 2022. The economic activity data released was in line with our GDP growth estimate in the previous quarter, we estimated a growth of 1.0% and reinforced our expectation that the Brazilian economy will grow 1.2% in 2022.

In the last quarter, the Bank witnessed the interannual variation of the IPCA reach 12.1%, a level above the target of 3.50% determined for 2022 and higher than the value of 9.5% projected by Santander for the same year. The Bank understands that this inflationary environment and its balance of risks were the reasons for the Central Bank of Brazil to raise the basic interest rate to 11.75% p.a. to 13.25% p.a. between the end of the second quarter of 2022 and the previous quarter. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the time horizon relevant to monetary policy. In this sense, the Bank projects that the Selic rate will reach 5.3% p.a. at the end of 2023 and 3.0% p.a. at the end of 2024.

Regarding the behavior of the exchange rate, Banco Santander saw the quotation of the Brazilian currency against the US dollar closing the second quarter of 2022 at R$5.10/US$. That is, above the rate of R$4.74/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real is in line with our forecast that the exchange rate will end the year 2022 quoted at R$5.15/US$.

The performances mentioned above took place in the midst of an international environment that the Bank considered unfavorable and which highlighted the following themes: 1) intensification of the pace of monetary policy adjustment in the US; 2) beginning of normalization of monetary policy in the Euro Zone; 3) a new outbreak of COVID-19 contamination in China, causing the re-implantation of lockdowns in important cities in the country such as Shanghai and Beijing and; 4) an increase in the price of a barrel of oil resulting from supply restrictions, which reinforced inflationary pressures around the world. In the domestic environment, Santander understands that the main themes were the following: 1) approval of tax measures to try to alleviate inflationary pressures, which increased discomfort with the dynamics of public accounts in the years ahead and; 2) withdrawal of potential presidential candidates, reinforcing the polarized nature of this year's election.

2. Performance

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	1S22	1S21	annual changes %	2Q22	1Q22	quarter changes %
Financial Income	42,399.6	30,253.1	40.1	48,094.7	(5,695.1)	(944.5)
Financial Expenses	(25,915.8)	(8,898.7)	191.2	(41,235.0)	15,319.2	(369.2)
Gross Profit From Financial Operations (a)	16,483.8	21,354.4	(22.8)	6,859.7	9,624.1	(28.7)
Other Operating (Expenses) Income (b)	(5,551.2)	(7,528.1)	(26.3)	(1,553.0)	(3,998.2)	(61.2)
Operating Income	10,932.6	13,826.3	(20.9)	5,306.7	5,625.9	(5.7)
Non-Operating Income	416.3	28.1	1,381.4	44.8	371.5	(87.9)
Income Before Taxes on Income and Profit Sharing	11,348.9	13,854.4	(18.1)	5,351.5	5,997.4	(10.8)
Income Tax and Social Contribution (a)	(2,288.5)	(5,926.9)	(61.4)	(749.1)	(1,539.4)	(51.3)
Profit Sharing	(1,039.1)	(940.5)	10.5	(563.5)	(475.6)	18.5
Non-Controlling Interest	(98.7)	(67.9)	45.4	(62.2)	(36.5)	70.5
Consolidated Net Income	7,922.7	6,919.1	14.5	3,976.8	3,945.9	0.8

OPERATING RESULT BEFORE ADJUSTED TAXATION	1S22	1S21	annual variation%	2Q22	1Q22	quarterly variation%
(R$ Million)
Result before Taxation on Profit and Participation	11,248.7	13,854.3	(18.8)	5,251.3	5,997.4	(12.4)
Foreign Exchange Hedge	-	(792.4)	(100.0)	-	-	-
Operating Income Before Adjusted Taxation	11,248.7	13,061.9	(13.9)	5,251.3	5,997.4	(12.4)

INCOME TAX	1S22	1S21	annual variation%	2Q22	1Q22	quarterly variation%
(R$ Million)
Income tax and social contribution	(2,288.5)	(5,926.9)	(61.4)	(749.1)	(1,539.4)	(51.3)
Foreign Exchange Hedge	-	792.4	(100.0)	-	-	-
Adjusted Income Tax and Social Contribution	(2,288.5)	(5,134.5)	(55.4)	(749.1)	(1,539.4)	(51.3)

The annualized return for the period, based on the accounting result on average equity, reached 19.56%, an increase of 1.7 p.p. compared to the same period in 2021.

a) Foreign Exchange Hedge of Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade finance. abroad and working capital. To cover the exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of the gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of the taxable income and in the calculation basis of the Contribution Social Security on Net Income (CSLL) of the investing legal entity domiciled in the country, while gains or losses from obligations and derivative instruments used as hedging are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, in compliance with Law No. 14,031, all exchange variation will be computed in the IRPJ and CSLL tax base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense accounts (PIS/COFINS) and income taxes (IR/CSLL), as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	1S22	1S21	annual changes%
Exchange Variation - Profit From Financial Operations	(2,500.3)	(1,944.4)	28.6
Derivative Financial Instruments - Profit From Financial Operations	2,622.8	2,869.3	(8.6)
Income Tax and Social Contribution	-	(792.4)	(100.0)
PIS/Cofins - Tax Expenses	(122.5)	(133.4)	(8.2)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Jun/22	Dec/21	annual changes %
Current Assets	517,537.7	509,576.8	1.6
Long-Term Assets	469,051.0	453,799.1	3.4
Total Assets	986,588.7	963,376.0	2.4
Current and Long-Term Liabilities	904,854.6	882,996.9	2.5
Deferred Income	-	382.3	(100.0)
Non-Controlling Interest	1,398.9	1,257.2	11.3
Stockholders' Equity	80,335.2	78,739.6	2.0
Total Liabilities and Stockholders' Equity	986,588.7	963,376.0	2.4

2.3) Stockholders’ Equity

As of June 30, 2022, Banco Santander's consolidated shareholders' equity increased by 2.0% compared to December 31, 2021.

The variation in Shareholders' Equity between June 30, 2022 and December 31, 2021 was mainly due to the net income for the period in the amount of R$7,923 million, the negative equity valuation adjustment (securities and derivative financial instruments) in the amount of R$1,421 million and the payment of dividends in the amount of R$2,000 million and Interest on Equity in the amount of R$2,700 million.

For additional information, see note 21.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Additional for Capital Conservation and 1.00% of Additional systemic. Tier I PR is 9.50% and Minimum Principal Capital is 8.00%.

Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021, as shown in follow:

Basel Index%	Jun/22	Dec/21
Tier I Regulatory Capital	76,350.3	76,969.9
Main Capital	69,626.6	69,919.9
Supplementary Capital	6,723.7	7,050.1
Tier II Regulatory Capital	12,659.1	12,591.3
Regulatory Capital (Tier I and II)	89,009.4	89,561.3
Credit Risk	546,464.4	527,119.3
Market Risk	20,899.8	15,122.2
Operational Risk	59,663.3	58,499.8
Total RWA	627,027.5	600,741.3
Basel I Ratio	12.18	12.81
Basel Principal Capital	11.10	11.64
Basel Regulatory Capital	14.20	14.91

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the seme ended June 30, 2022, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	69,333.3	12,305.2	375.4	54,571.9	100%
Santander Leasing S.A. Arrendamento Mercantil	15,020.1	11,053.3	325.2	2,609.8	100%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,669.8	4,597.6	567.1	-	100%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	3,547.9	3,290.4	153.6	-	100%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,257.9	806.8	66.9	-	100%

The financial statements of the above Subsidiaries were prepared in accordance with the accounting practices adopted in Brazil, established by the Corporation Law, together with the rules of the CMN, Bacen and the document model provided for in the Accounting Plan of Cosif Institutions, of CVM, which do not conflict with the rules issued by Bacen, without the elimination of operations with affiliates.

3. Corporate Restructuring

During the semester ended in June 30, 2022 and the year ended December 31, 2021, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements No. 31.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Governance structure of Banco Santander Brasil is made up of the Executive Board and its Executive Committee made up of the Chief Executive Officers, Senior Executive Vice-Presidents and Executive Vice-Presidents, and by the Board of Directors and its Advisory Committees, which are: Audit, Risks and Compliance, Sustainability, Compensation and Appointment and Governance.

For more information on the corporate governance practices adopted by Banco Santander Brasil and resolutions of the Board of Directors, see the electronic address www.santander.com.br/ri.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 30 to this publication.

Capital Management Structure

Banco Santander's capital management structure has robust governance, which supports the processes related to this issue and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for the effective management of capital. Further details can be found in the Risk and Capital Management Framework, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2022.

7. People

At Santander, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what Santander wants to be. This is why the Bank invests in each of its 52,993 employees here in Brazil.

On the subject of Health, we have implemented a series of actions to promote the well-being and physical and emotional health of our employees, especially at this time of resumption after COVID-19, always following the guidelines of Organs health and health bodies.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in yourself by expanding your knowledge and repertoire.

Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner.

In this context, in May we had “Todos na Mesma Página”, which is an initiative created in 2021 and which takes place 3 times a year. At this meeting, we encouraged the reading of a book and provided a debate between our CEO and the entire organization. In this last presentation, we did the debate of the book “O Poder dos Momentos” in podcast format with the participation of 26 thousand spectators, and brought the provocation of how we can create “unforgettable moments”, for our clients and our teams.

We also had our first Blood Donation Campaign of the year in May, with excellent attendance, saving more than 6,500 lives.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is, based on principles of Responsibility, to support our transformation into the best consumer company in Brazil. For this to happen, the focus on the client becomes even deeper and is allied to our purpose of generating value to society in general, in the social, environmental and governance aspects. These aspects have been transversely rooted in our culture and business for more than 20 years.

Through this strategy, we want to lead today's transformation towards a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, having ethical values as a base and technology at the service of people and businesses.

We recognize our role as a financial institution in promoting sustainable businesses, helping our communities to thrive. We highlight some initiatives in 2T22:

Environmental

We enabled BRL 15.3 billion in sustainable businesses and maintained the leadership in the bookkeeping of CBIOs, a market that we helped create in 2020 and of which we currently account for 54.8% of the market share, operating in both the primary and secondary markets. We also launched our New Green Entrepreneur Plan, with differentiated financing conditions for works with environmental certification, both for Wholesale and SME customers.

In line with our NET ZERO commitment, we have reached 80% use of renewable energy in our administrative buildings and stores throughout Brazil, with our goal of reaching 100% by 2025. In addition, we migrated 100% of SX and Elite cards to recycled cards (76% of our card base).

Social

We continue to work so that everyone has opportunities. This quarter, we joined the Aliança pela Inclusão Productiva as founding members and launched the Santander Chama Public Notice, a platform through which employees indicate productive inclusion projects to receive support from the bank. At Santander Prospera Microfinanças, we reached 791 thousand active clients and a portfolio of R$ 2.3 billion.

In addition, we launched an engagement mechanism through Esfera, our rewards program, for donating drinking water through the use of loyalty points. In April, we organized, in partnership with the Bem Maior Movement, “LEGADO”, the largest philanthropy event in recent years in the country to reinforce the theme among great entrepreneurs and Brazilian families, with the participation of more than 600 people and excellent media coverage.

In the pursuit of gender equality, we reached 30.1% of women in leadership positions and 27.6% of blacks in the organization. Our ambition is to reach 40% representation of these two groups by 2025. The participation of women on the Board of Directors was 27% in the second quarter of 2022.

Governance

We launched the Santander Brasil 2021 ESG and Climate Actions Report (available at: santander.com.br/ri/relatórios), which reinforces our commitments to shareholders, customers, employees, suppliers and society, addressing the initiatives and results we have achieved in the last year.

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that could adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been structured to monitor the effects of the spread and its consequences, with actions to mitigate the impacts of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken in 2022, we highlight (a) encouraging and monitoring the vaccination rate of employees (b) testing protocol for contacts, regardless of the presence of symptoms, and suspected cases (c) safe return of the group with the highest risk to face-to-face work and maintenance in a remote environment for those with special medical conditions.

Even with the fall of the state of public emergency and the easing of distancing measures, the contamination rates and the severity of the cases continue to be monitored by the Administration until there is greater technical certainty regarding the impact of the disease at a global level.

10. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services unrelated to the audit of Financial Statements by its independent auditors is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not exercise managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) need for approval of any services by the Bank's Audit Committee.

Pursuant to CVM Instruction 381/2003, Banco Santander informs that in the period ended June 30, 2022, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and its subsidiaries superior to 5% of total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include an assessment of the work performed, including any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services unrelated to the audit of the Financial Statements by its independent auditors during the period ended June 30, 2022, did not affect the independence and objectivity in conducting the external audit work carried out at Banco Santander and other entities of the Group, since the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 07/27/2022)

Banco Santander (Brasil) S.A.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Balance Sheet

			Bank		Consolidated
	Notes	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Current Assets		528,864,591	522,451,023	517,537,739	509,576,839
Cash	4	10,091,602	16,361,758	10,119,817	16,386,974
Financial Instruments		455,649,493	443,560,677	436,238,846	425,610,218
Interbank Investments	5	116,209,643	85,800,514	60,985,981	31,388,970
Securities and Derivative Financial Instruments	6	62,146,236	78,980,822	72,006,912	93,620,934
Derivative Financial Instruments	6	16,438,177	15,273,412	10,799,059	7,279,673
Lending Operations	8	113,699,034	113,914,019	144,151,371	144,239,508
Others Assets Instruments	10	147,156,403	149,591,910	148,295,523	149,081,133
Leasing Operations		-	-	1,104,664	1,117,370
Provisions for Expected Losses Associated with Credit Risk	8.e	(7,029,219)	(6,208,228)	(8,642,642)	(7,706,994)
Other Assets	12	65,041,053	67,383,339	72,286,178	73,005,988
Current Tax Assets		5,111,662	1,353,477	6,430,876	1,163,283

Long-Term Assets		477,213,331	458,365,721	469,050,987	453,799,131
Financial Instruments		397,126,393	387,956,693	419,064,391	400,059,113
Interbank Investments	5	29,074,140	33,260,243	2,121,437	2,240,348
Securities and Derivative Financial Instruments	6	135,536,639	129,206,353	147,328,855	134,085,048
Derivative Financial Instruments	6	15,503,679	13,667,486	15,723,663	13,810,051
Lending Operations	8	211,345,146	203,445,400	247,467,700	239,240,166
Others Assets Instruments	10	5,666,789	8,377,211	6,422,736	10,683,500
Leasing Operations		-	-	1,605,835	1,578,582
Provisions for Expected Losses Associated with Credit Risk	8.e	(19,143,650)	(17,165,339)	(21,698,863)	(19,424,300)
Other Assets	12	14,472,409	14,489,073	17,184,160	17,360,213
Tax Assets		34,558,792	35,767,085	39,692,280	41,289,987
Current		-	2,593,535	-	3,331,917
Deferred	11	34,558,792	33,173,550	39,692,280	37,958,070
Investments		39,110,191	25,980,085	851,149	428,488
Investments in Associates and Subsidiaries	14.b	39,106,265	25,958,916	847,100	408,693
Other Investments		3,926	21,169	4,049	19,795
Fixed Assets	15	5,795,289	6,066,686	6,106,595	6,384,348
Real Estate for Use		2,457,105	2,463,155	2,737,773	2,752,082
Other Fixed Assets in Use		13,408,847	13,292,159	13,650,425	13,528,400
(Accumulated Depreciation)		(10,070,663)	(9,688,628)	(10,281,603)	(9,896,134)
Intangible	16	5,293,907	5,271,438	6,245,440	6,122,700
Goodwill on Acquisition of Subsidiaries		27,220,515	27,220,515	28,271,901	28,155,084
Other Intangible Assets		11,240,739	10,793,517	11,637,037	11,145,052
(Accumulated Amortizations)		(33,167,347)	(32,742,594)	(33,663,498)	(33,177,436)
Total Assets		1,006,077,922	980,816,744	986,588,726	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Current Liabilities		610,270,829	581,835,528	602,481,538	571,159,070
Deposits and Other Financial Instruments		583,039,652	570,676,801	564,863,002	552,620,227
Deposits	17	298,672,993	302,306,231	297,961,505	298,306,809
Money Market Funding	17	103,632,573	85,154,534	89,424,547	79,933,047
Local Borrowings	17	58,116,542	76,021,633	58,139,768	76,026,549
Domestic Onlendings - Official Institutions	17	3,858,244	4,387,014	3,858,244	4,387,014
Funds from Acceptance and Issuance of Securities	17	40,127,620	28,875,943	39,968,148	27,581,480
Derivative Financial Instruments	6	17,816,303	14,479,201	13,308,299	6,956,577
Other Financial Liabilities	18.a	60,815,377	59,452,245	62,202,491	59,428,751
Other Liabilities	19	26,147,330	10,218,257	35,337,841	16,164,475
Provision for Tax Risks and Legal Obligations	20.b	-	87,702	123,624	171,130
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	20.b	1,636,216	1,565,666	1,833,057	1,665,134
Other Provisions	19	1,624,381	1,527,594	5,888,132	5,730,626
Others	19	22,886,733	7,037,296	27,493,028	8,597,586
Current Tax Liabilities	11	1,083,847	940,470	2,280,695	2,374,368

Long-Term Liabilities		315,461,513	319,776,644	302,373,034	311,837,837
Deposits and Other Financial Instruments		276,892,475	262,445,497	256,938,274	245,356,883
Deposits	17	117,268,106	104,576,178	117,145,684	105,332,878
Money Market Funding	17	731,632	15,715,553	680,432	15,715,553
Local Borrowings	17	18,395,544	3,707,117	18,395,544	3,707,117
Domestic Onlendings - Official Institutions	17	7,348,759	7,466,070	7,348,759	7,466,070
Funds from Acceptance and Issuance of Securities	17	94,502,759	86,967,036	74,722,180	67,799,380
Derivative Financial Instruments	6	15,427,838	17,676,138	15,427,838	17,690,654
Other Financial Liabilities	18.a	23,217,837	26,337,405	23,217,837	27,645,231
Other Liabilities	19	35,949,904	55,300,978	41,854,697	63,772,477
Provision for Tax Risks and Legal Obligations	20.b	4,579,072	4,224,532	6,955,297	6,577,554
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	20.b	3,262,393	3,468,009	3,372,320	3,660,582
Other Provisions	19	834,981	931,767	878,980	1,036,486
Others	19	27,273,458	46,676,670	30,648,100	52,497,855
Deferred Tax Liabilities	11	2,619,134	2,030,169	3,580,063	2,708,477

Deferred Income		-	360,501	-	382,255

Stockholders' Equity	21	80,345,580	78,844,071	80,335,226	78,739,563
Capital	21.a	55,000,000	55,000,000	55,000,000	55,000,000
Capital Reserves	21.c	374,218	387,537	381,332	400,701
Profit Reserves	21.c	31,061,284	27,954,392	30,754,863	27,445,196
Adjustment to Fair Value		(4,966,859)	(3,784,819)	(4,677,906)	(3,393,295)
(-) Treasury Shares	21.d	(1,123,063)	(713,039)	(1,123,063)	(713,039)

Non Controlling Interest	21.e	-	-	1,398,928	1,257,244

Total Stockholders' Equity		80,345,580	78,844,071	81,734,154	79,996,808

Total Liabilities and Stockholders' Equity		1,006,077,922	980,816,744	986,588,726	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

Statement of Income

			Bank		Consolidated
	Notes	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Income Related to Financial Operations		37,482,298	25,092,779	42,399,620	30,253,142
Loan Operations		29,600,306	20,057,178	36,103,427	25,417,072
Leasing Operations		-	-	161,509	114,234
Securities Transactions	6.a.V	9,490,666	3,014,908	6,290,572	1,780,397
Derivatives Transactions		(4,878,937)	2,292,845	(3,443,401)	3,210,944
Foreign Exchange Operations		180,851	(964,628)	180,851	(964,628)
Compulsory Deposits		3,089,412	692,476	3,106,662	695,123
Expenses on Financial Operations		(25,180,421)	(6,872,745)	(25,915,755)	(8,898,749)
Funding Operations Market	17.b	(20,620,183)	(4,208,818)	(19,690,395)	(5,108,163)
Borrowings and Onlendings Operations		4,167,825	3,169,053	4,147,065	3,169,830
Operations of Sale or Transfer of Financial Assets		321,208	103,754	548,075	103,761
Allowance for Loan Losses	8.e	(9,049,271)	(5,936,734)	(10,920,500)	(7,064,177)
Gross Income Related to Financial Operations		12,301,877	18,220,034	16,483,865	21,354,393

Other Operating Revenues (Expenses)		(3,331,099)	(5,581,545)	(5,551,206)	(7,528,126)
Banking Service Fees	23	5,438,427	5,138,652	6,845,971	6,860,257
Income Related to Bank Charges	23	2,323,917	2,342,439	2,653,135	2,691,467
Personnel Expenses	24	(3,133,906)	(2,973,558)	(3,843,763)	(3,485,775)
Other Administrative Expenses	25	(6,178,695)	(6,715,375)	(6,248,771)	(7,045,077)
Tax Expenses		(1,871,954)	(1,891,715)	(2,546,544)	(2,436,627)
Investments in Affiliates and Subsidiaries	14.b	2,454,165	1,959,333	43,400	28,566
Other Operating Revenues	26	3,323,563	1,503,845	5,991,018	2,657,802
Other Operating Expenses	27	(5,686,616)	(4,945,166)	(8,445,652)	(6,798,739)
Operating Income		8,970,778	12,638,489	10,932,659	13,826,267

Non-Operating Income	28	402,729	52,584	416,272	28,077

Income Before Taxes on Income and Profit Sharing		9,373,507	12,691,073	11,348,931	13,854,344
Income Tax and Social Contribution	11.c	(649,124)	(4,737,863)	(2,288,471)	(5,926,879)
Provision for Income Tax		(436,809)	(2,634,890)	(1,472,885)	(3,499,625)
Provision for Social Contribution Tax		(325,868)	(2,181,006)	(865,284)	(2,626,205)
Deferred Tax Credits		113,553	78,033	49,698	198,951
Profit Sharing		(947,998)	(858,133)	(1,039,055)	(940,467)
Non Controlling Interest	21.e	-	-	(98,716)	(67,918)
Net Income		7,776,385	7,095,077	7,922,689	6,919,080

Number of Shares (Thousands)	21.a	7,442,979	7,467,021
$)		1,044.79	950.19

The accompanying notes from Management are an integral part of these financial statements.

Statement of Comprehensive Income

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Profit for the Period	7,776,385	7,095,077	7,922,689	6,919,080
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(1,318,082)	(1,588,342)	(1,420,653)	(1,601,640)
Available-for-sale financial assets	(800,766)	(1,056,200)	(903,337)	(1,069,498)
Own Available-for-sale financial assets	(1,278,274)	(1,721,235)	(1,592,717)	(1,926,517)
Related Companies	(120,570)	(186,599)	-	-
Income taxes	598,078	851,634	689,380	857,019

Cash flow hedges	(517,316)	(532,142)	(517,316)	(532,142)
Own Cash flow hedges	(749,013)	(655,505)	(873,528)	(846,891)
Related Companies	(124,515)	(191,386)	-	-
Income taxes	356,212	314,749	356,212	314,749

Other Comprehensive Income that won't be reclassified for Net income:	136,042	124,641	136,042	124,641
Defined Benefits plan	136,042	124,641	136,042	124,641
Defined Benefits plan	322,083	264,348	322,083	264,348
Income taxes	(186,041)	(139,707)	(186,041)	(139,707)

Comprehensive Income for the Period	6,594,345	5,631,376	6,638,078	5,442,081
Attributable to parent company			6,539,362	5,374,163
Attributable to non-controlling interests			98,716	67,918
Total			6,638,078	5,442,081

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Total

Balances as of december 31, 2020		57,000,000	302,665	4,520,871	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,877
Employee Benefit Plans		-	-	-	-	-	-	124,641	-	-	124,641
Treasury Shares	21.d	-	-	-	-	-	-	-	-	81,588	81,588
Result of Treasury Shares		-	40,582	-	-	-	-	-	-	-	40,582
Reservations for Share - Based Payment		-	(70,111)	-	-	-	-	-	-	-	(70,111)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,221,525)	(366,817)	-	-	-	(1,588,342)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	7,095,077	-	7,095,077
Allocations:
Legal Reserve	21.c	-	-	354,754	-	-	-	-	(354,754)	-	-
Dividends	21.b	-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)
Reserve for Dividend Equalization	21.c	-	-	-	6,540,323	-	-	-	(6,540,323)	-	-
Balances as of june 30, 2021		55,000,000	273,136	4,875,625	21,820,805	1,375,342	(242,632)	(3,053,638)	-	(709,770)	79,338,868
Changes in the Semester		(2,000,000)	(29,529)	354,754	3,212,879	(1,221,525)	(366,817)	124,641	-	81,588	155,991

Balances as of december 31, 2021		55,000,000	387,537	5,270,647	22,683,745	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Employee Benefit Plans		-	-	-	-	-	-	136,042	-	-	136,042
Treasury Shares	21.d	-	-	-	-	-	-	-	-	(410,024)	(410,024)
Result of Treasury Shares		-	18,496	-	-	-	-	-	-	-	18,496
Reservations for Share - Based Payment		-	(31,815)	-	-	-	-	-	-	-	(31,815)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,072,998)	(245,084)	-	-	-	(1,318,082)
Prescribed Dividends		-	-	-	30,510	-	-	-	-	-	30,510
Net Income		-	-	-	-	-	-	-	7,776,385	-	7,776,385
Allocations:
Legal Reserve	21.c	-	-	388,819	-	-	-	-	(388,820)	-	-
Dividends	21.b	-	-	-	(1,300,000)	-	-	-	(700,000)	-	(2,000,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,700,000)	-	(2,700,000)
Reserve for Dividend Equalization	21.c	-	-	-	3,987,563	-	-	-	(3,987,563)	-	-
Balances as of june 30, 2022		55,000,000	374,218	5,659,466	25,401,818	(1,461,279)	(717,399)	(2,788,181)	-	(1,123,063)	80,345,580
Changes in the Semester		-	(13,319)	388,819	2,718,073	(1,072,998)	(245,084)	136,042	-	(410,024)	1,501,509

Management's explanatory notes are an integral part of the financial statements.

Statements of Changes in Stockholders' Equity – Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	124,641	-	-	124,641	-	124,641
Treasury Shares	21.d	-	40,582	-	-	-	-	-	-	81,588	122,170	-	122,170
Reservations for Share - Based Payment		-	(73,111)	-	-	-	-	-	-	-	(73,111)	-	(73,111)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,231,063)	(370,577)	-	-	-	(1,601,640)	-	(1,601,640)
Spin-off	21.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Net Income		-	-	-	-	-	-	-	6,919,080	-	6,919,080	-	6,919,080
Allocations:
Legal Reserve	21.c	-	-	345,954	-	-	-	-	(345,954)	-	-	-	-
Dividends	21.b	-	-	-	(2,800,000)	-	-	-	(200,000)	-	(3,000,000)	-	(3,000,000)
Reserve for Dividend Equalization	21.c	-	-	-	5,847,526	-	-	-	(5,847,526)	-	-	-	-
Unrealized Profit		-	-	-	525,600	-	-	-	(525,600)	-	-	-	-
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	67,918	67,918
Others		-	-	-	92,490	-	-	-	-	-	92,490	78,537	171,027
Balances as of june 30, 2021		55,000,000	265,784	4,866,826	21,128,435	1,773,124	(246,391)	(3,053,639)	-	(709,770)	79,024,369	1,297,163	80,321,532
Changes in the Semester		(2,000,000)	(32,529)	345,954	3,138,172	(1,231,063)	(370,577)	124,641	-	81,588	56,186	146,455	202,641

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2021		55,000,000	400,701	5,270,258	22,174,938	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,563	1,257,244	79,996,808
Employee Benefit Plans		-	-	-	-	-	-	136,042	-	-	136,042	-	136,042
Treasury Shares	21.d	-	18,496	-	-	-	-	-	-	(410,024)	(391,528)	-	(391,528)
Reservations for Share - Based Payment		-	(37,865)	-	-	-	-	-	-	-	(37,865)	-	(37,865)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(1,175,569)	(245,084)	-	-	-	(1,420,653)	-	(1,420,653)
Prescribed Dividends		-	-	-	30,510	-	-	-	-	-	30,510	-	30,510
Net Income		-	-	-	-	-	-	-	7,922,689	-	7,922,689	-	7,922,689
Allocations:
Legal Reserve	21.c	-	-	396,134	-	-	-	-	(396,134)	-	-	-	-
Dividends	21.b	-	-	-	(1,300,000)	-	-	-	(700,000)	-	(2,000,000)	-	(2,000,000)
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,700,000)	-	(2,700,000)	-	(2,700,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,126,555	-	-	-	(4,126,555)	-	-	-	-
Unrealized Profit		-	-	-	68,060	-	-	-	-	-	68,060	-	68,060
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	98,716	98,716
Others		-	-	-	(11,592)	-	-	-	-	-	(11,592)	42,968	31,376
Balances as of june 30, 2022		55,000,000	381,332	5,666,392	25,088,471	(1,172,327)	(717,398)	(2,788,181)	-	(1,123,063)	80,335,226	1,398,928	81,734,154
Changes in the Semester		-	(19,369)	396,134	2,913,533	(1,175,569)	(245,084)	136,042	-	(410,024)	1,595,663	141,684	1,737,346

Management's explanatory notes are an integral part of the financial statements.

Statement of Cash Flows

		Bank		Consolidated
		01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
	Notes
Operational Activities
Net Income		7,776,385	7,095,077	7,922,689	6,919,080
Adjustment to Net Income		14,422,743	57,332,110	19,045,195	60,657,215
Allowance for Loan Losses	8.e	9,049,271	5,936,734	10,920,500	7,064,177
Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	679,541	682,691	881,828	748,235
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	391,611	256,714	462,326	281,504
Deferred Tax		155,461	444,203	23,461	441,755
Equity in Affiliates and Subsidiaries	14.b	(2,454,165)	(1,959,333)	(43,400)	(28,566)
Depreciation and Amortization	25	1,383,415	2,289,078	1,474,746	2,413,988
Recognition (Reversal) Allowance for Non-financial Assets Held for Sale	28	(3,957)	18,008	(19,134)	12,901
Gain (Loss) on Sale of Non-financial Assets Held for Sale	28	(50,628)	(48,891)	(32,471)	(45,565)
Gain (Loss) on Sale of Investments	28	-	-	-	59
Provision for Financial Guarantees	26	(244,928)	(89,156)	(301,314)	(106,148)
Monetary Adjustment of Escrow Deposits		-	68,864	-	68,864
Recoverable Taxes	26	(180,217)	(147,406)	(276,717)	(155,573)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(983)	(5,325)	(983)	(5,325)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		5,677,027	49,872,057	5,677,027	49,872,057
Others		21,295	13,872	279,326	94,852
Changes on Assets and Liabilities		(27,774,251)	(59,342,287)	(46,894,499)	(59,265,674)
Decrease (Increase) in Interbank Investments		(3,697,314)	24,164,722	(7,400,668)	29,564,425
Decrease (Increase) in Securities and Derivative Financial Instruments		6,228,674	11,899,979	4,393,567	9,409,958
Decrease (Increase) in Lending and Leasing Operations		(11,532,873)	(26,398,275)	(13,493,797)	(31,086,826)
Decrease (Increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(482,338)	398,725	(454,876)	182,328
Decrease (Increase) in Deposits on Central Bank of Brazil		2,470,793	(2,639,646)	2,508,737	(2,665,608)
Decrease (Increase) in Other Financial Assets		134,797,423	40,565,614	134,744,679	35,701,416
Decrease (Increase) in Prepaid Expenses		(864,180)	(261,970)	(906,628)	(155,289)
Decrease (Increase) in Other Assets		3,080,106	(3,114,243)	1,690,462	2,703,510
Decrease (Increase) in Current Tax Assets		(984,433)	2,366,328	(1,661,773)	3,285,874
Net Change on Other Interbank and Interbranch Accounts		(3,492,161)	(5,206,070)	(3,471,454)	9,700,910
Increase (Decrease) in Deposits		9,058,690	8,958,711	11,467,502	8,535,789
Increase (Decrease) in Money Market Funding		3,494,118	(32,544,712)	(5,543,621)	(31,549,219)
Increase (Decrease) in Borrowings		(3,576,025)	7,324,629	(3,557,715)	7,284,829
Increase (Decrease) in Other Financial Liabilities		(135,650,257)	(91,220,591)	(135,547,475)	(85,947,362)
Increase (Decrease) in Other Liabilities		(26,407,350)	2,476,936	(29,185,511)	(17,931,548)
Increase (Decrease) in Current Tax Liabilities		474,750	4,944,128	2,092,233	6,173,559
Increase (Decrease) in Change in Deferred Income		(360,501)	64,889	(382,255)	58,659
Income Tax Recovered/(Paid)		(331,373)	(1,121,441)	(2,185,906)	(2,531,079)
Net Cash Provided by (Used in) Operational Activities		(5,575,123)	5,084,900	(19,926,615)	8,310,621
Investing Activities
Capital Increase in Equity in Affiliates and Subsidiaries		(10,600,000)	-	-	-
Acquisition of Residual Minority Interest in Subsidiary		(365,108)	(600,000)	(395,316)	(18,664)
Acquisition of Other Investments		(33)	-	(1,582)	-
Purchase of Fixed Assets		(365,937)	(374,469)	(441,107)	(387,139)
Purchase and Disposal of Intangible Assets		(482,409)	936,500	(662,213)	723,373
Disposal of Interests in Affiliates and Subsidiaries		38,491	876,065	-	-
Dividends and Interest on Capital Received		285,331	-	40,548	39,612
Disposal of Non-Financial Assets Held for Sale		318,439	343,668	327,520	354,469
Disposal of Fixed Assets		514,856	23,634	538,237	573,482
Net Cash Provided by (Used in) Investing Activities		(10,656,370)	1,205,398	(593,913)	1,285,133
Financing Activities
Purchase and Alienation of Own Share	21.d	(410,024)	81,588	(410,024)	81,588
Issuance of Long - Term Emissions		39,880,014	56,264,246	46,980,649	53,546,544
Long - Term Payments		(2,711,601)	(46,964,881)	(5,999,778)	(47,732,251)
Dividends and Interest on Capital Paid		(4,272,323)	(4,057,853)	(4,302,821)	(4,115,414)
Increase (decrease) in Minority Interest		-	-	61,794	-
Net Cash Provided by (Used in) Financing Activities		32,486,066	5,323,100	36,329,820	1,780,467
Exchange Variation on Cash and Cash Equivalents		983	5,325	983	5,325
Increase (Decrease) in Cash and Cash Equivalents		16,255,556	11,618,723	15,810,275	11,381,546
Cash and Cash Equivalents at the Beginning of period	4	34,297,636	29,191,171	33,650,339	28,999,315
Cash and Cash Equivalents at the End of period	4	50,553,192	40,809,894	49,460,614	40,380,861

The explanatory notes are an integral part of the condensed consolidated financial statements.

Statements of Value Added

					Bank				Consolidated
		01/01 to 06/30/2022		01/01 to 06/30/2021		01/01 to 06/30/2022		01/01 to 06/30/2021
	Notes
Income Related to Financial Operations		37,482,298		25,092,779		42,399,620		30,253,142
Income Related to Bank Charges and Banking Service Fees	23	7,762,344		7,481,091		9,499,106		9,551,724
Allowance for Loans Losses	8.e	(9,049,271)		(5,936,734)		(10,920,500)		(7,064,177)
Other Revenues and Expenses		(1,960,324)		(3,388,737)		(2,038,362)		(4,112,860)
Financial Expenses		(17,026,490)		(841,324)		(15,992,041)		(1,678,175)
Third-party Input		(4,352,905)		(4,031,153)		(4,325,963)		(4,232,884)
Materials, Energy and Others		(181,538)		(129,235)		(194,907)		(137,879)
Third-Party Services	25	(1,163,206)		(1,071,342)		(1,150,924)		(1,268,193)
Others		(3,008,161)		(2,830,576)		(2,980,132)		(2,826,812)
Gross Added Value		12,855,652		18,375,922		18,621,860		22,716,770
Retentions
Depreciation and Amortization	25	(1,383,415)		(2,289,078)		(1,474,746)		(2,413,988)
Added Value Produced Net		11,472,237		16,086,844		17,147,114		20,302,782
Added Value Received in Transfer of Equity Income in Affiliates and Subsidiaries	14.b	2,454,165		1,959,333		43,400		28,566
Added Value to Distribute		13,926,402		18,046,177		17,190,514		20,331,348
Added Value Distribution
Employee		3,653,660	26.3%	3,446,718	19.1%	4,339,926	25.2%	3,978,470	19.6%
Compensation	24	1,910,919		1,699,140		2,228,729		1,958,920
Benefits	24	591,128		594,143		791,426		706,617
Government Severance Indemnity Funds for Employees - FGTS		196,765		162,531		248,622		192,968
Others		954,848		990,904		1,071,149		1,119,965
Taxes and Contributions		2,053,982	14.7%	7,109,238	39.4%	4,381,121	25.5%	8,967,675	44.1%
Federal		1,694,157		6,754,897		3,921,506		8,521,200
State		280		336		427		376
Municipal		359,545		354,005		459,187		446,099
Compensation of Third-Party Capital - Rental	25	442,375	3.2%	395,144	2.2%	448,062	2.6%	398,205	2.0%
Remuneration of Interest on Capital		7,776,385	55.8%	7,095,077	39.3%	8,021,405	46.7%	6,986,998	34.4%
Dividends	21.b	2,000,000		3,000,000		2,000,000		3,000,000
Interest on Equity	21.b	2,700,000		-		2,700,000		-
Profit Reinvestment		3,076,385		4,095,077		3,420,121		4,054,916
Participation Results of Non-Controlling Stockholders	21.e	-		-		(98,716)		(67,918)
Total		13,926,402	100.0%	18,046,177	100.0%	17,190,514	100.0%	20,331,348	100.0%

1.     General Information

Banco Santander (Brasil) S.A. (Banco Santander or Banco), controlled directly and indirectly by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerate (Santander Conglomerate) before the Central Bank of Brazil (Bacen), constituted in the form of a stock company, established on Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a multiple bank and develops its operations through commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through controlled companies, it also operates in the markets of payment institution, consortium administration, securities brokerage, insurance brokerage, consumer financing, digital platforms, benefits management, management and recovery of unperformed credits, capitalization and private pension, and supply and administration of food, meal and other vouchers. The operations are conducted in the context of a set of institutions that operate integratedly in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are carried out in the normal course of business and under commutative conditions.

2.     Presentation of Financial Statements

Banco Santander's individual and consolidated financial statements, which include its foreign subsidiaries (Banco) and consolidated statements, were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, together with the rules of the National Monetary Council (CMN), Bacen and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF), of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Bacen and evidence all relevant information specific to the financial statements, which are consistent with those used by the Administration in its management.

CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020 establish the general criteria and procedures for the preparation and disclosure of the Financial Statements. BCB Resolution No. 2/2020 repealed Bacen Circular No. 3,959/2019, and entered into force from January 1, 2021 and was applicable in the preparation, disclosure and remittance of Financial Statements. That rule, among other requirements, determined the evidence in a segregated explanatory note of the recurrent and non-recurring results see note 32.h.

On May 27, 2021, CMN Resolution No. 4,911 was published, which became effective on January 1, 2022 and proposed changes to the documents and disclosures to be made, with the extinction and amendment of the following documents:

•         Trial Balance and Balance Sheet - headquarters and dependence (documents 4020 and 4026);

•         Analytical Balance Sheet - Consolidated Position of Branches and Equity Interests Abroad (document 4343);

•         Balance Sheet and Balance Sheet of the Financial Conglomerate (documents 4040 and 4046);

•         Analytical Balance Sheet - Individual Position of Equity Interest Abroad (document 4313) will be simplified;

•         Prudential Conglomerate Financial Statements with Explanatory Notes / Auditor's Opinion.

The resolution maintains the obligation to publish documents:

•         Analytical Balance Sheet – Prudential Conglomerate, monthly (CADOC 4060);

•         Balance Sheet – Prudential Conglomerate, semiannually (CADOC 4066), for the base dates of June 30 and December 31; and

•         Report of the Prudential Conglomerate, semiannually, for the base dates of June 30th and December 31st (which will still be the object of further details by the regulator).

In November2021,CMNResolutionNo.4,966was published,which deals withaccountingconceptsandcriteriaapplicabletofinancialinstruments,aswellasfor thedesignationandrecognitionofprotectionrelationships (hedgeaccounting)seekingtheconvergenceoftheCOSIFaccounting criterion for the requirements of the internationalstandardofIFRS9.TheResolutionentersintoforceon January 1,2025,andBancoSantander,together with themarketand the CentralBank,has already initiated the impact assessmentsandchangesnecessarytomeetits implementationand on theidentificationandtreatmentofexpectedimpacts.

CMN ResolutionNo.4,967,whichwaspublishedinNovember 2021,determinescriteria fortherecognition,accountingand disclosureofinvestmentpropertiesandnon-financialassetsacquiredforthepurposeoffuturesellingandgeneratingprofitsbasedonchangesintheirmarketprices,theResolutionentered intoforceon January 1,2022.BancoSantanderhasevaluatedandalreadyadoptstheestablishedprocedures.

Resolution CMN No. 4,975was published by the Central Bank of Brazilin December2021,establishingcompliancewiththeTechnicalPronouncementoftheAccounting PronouncementsCommittee(CPC)06(R2)–Leases,inthe recognition,measurement,presentationanddisclosureof leasingoperations,andwhichcomesintoforce on January 1, 2025. Banco Santanderhasinitiatedtheimpactassessmentsandchangesthatwillbeduetosuittheresolutionrequirements.

The individualandconsolidatedfinancialstatementsincludetheBankanditssubsidiariesandtheinvestmentfundsindicatedinNote14,wheretheSantanderconglomeratecompaniesarethemainbeneficiariesor holdersofthemainobligations.Theportfoliosoftheseinvestmentfundsareclassifiedbytransactiontypeandaredistributedinthesamecategoriesinwhichtheywereoriginallyallocated.

In the preparationoftheindividualandconsolidatedfinancial statements,the equityinterests,the relevantbalancespayableand payable,therevenuesandexpenses arisingfromtransactionsbetweendependenciesinthecountry,dependenceontheoutsideandcontrolled,theresultsnotrealizedbetweenthesecompanies and highlightedtheparticipation ofminorityshareholdersinshareholders'equityandincome.

The preparation of the financial statements requires the adoption of estimates by the Management, impacting certain assets and liabilities, disclosures on provisions and contingent liabilities and revenues and expenses in the periods demonstrated. Since the management's judgment involves estimates regarding the probability of future events occurring, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for legal, civil, tax and labor proceedings, pension plan and fair value of financial assets.

The Board of Directors authorized the issuance of the individual and consolidated financial statements for the six months ended June 30, 2022, at the meeting held on July 27, 2022.

The Condensed Consolidated Interim Financial Statements prepared on the basis of the international accounting standard issued by the International Accounting Standards Board (IASB) for the year ended June 30, 2022, will be disclosed, within the legal period, at the www.santander.com.br/ri.

3.     Significant Accounting Policies

a)     Calculation of the result

The accounting method for calculating the result is on an accrual basis and considers income, charges and monetary or exchange variations, calculated at official indices or rates, pro rata day levied on assets and liabilities restated up to the balance sheet date.

b)    Functional Currency

Functional Currency and Presentation Currency

CMN Resolution No. 4,524 of September 29, 2016, with prospective application from January 1, 2017, started to establish accounting procedures for recognition by financial institutions and other institutions authorized to operate by Bacen that hold investments abroad: I - the effects of exchange variations resulting from the conversion of transactions carried out in foreign currency by investees abroad into the respective functional currencies; II - the effects of exchange variations resulting from the conversion of the balances of the financial statements of investees abroad from the respective functional currencies to the national currency; and III - operations with the purpose of hedging the exchange variation of investments abroad. These changes did not impact Banco Santander's financial statements in 2020. The functional currency is the currency of the main economic environment in which the entity operates.

The financial statements are presented in Reais, the functional and presentation currency of Banco Santander and its subsidiaries, including its subsidiary and foreign branches.

The assets and liabilities of the foreign branches and subsidiary are translated into Real as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Income and expenses are converted at the monthly average exchange rate.

c)     Current and Long-Term Assets and Liabilities

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to reduce the cost of assets at their market value (fair value) or realization.

Receivables and payables within 12 months are classified in current assets and liabilities, respectively. Securities classified as trading securities, regardless of their maturity date, are fully classified in current assets, as established by Bacen Circular 3068/2001.

d)    Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents correspond to the balances of interbank investments with immediate convertibility, subject to an insignificant risk of change in value and with an original term equal to or less than ninety days.

e)     Interbank investments of liquidity and interest-bearing credits linked to Bacen

They are stated at realization and/or liability values, including income, charges and monetary or exchange variations earned and/or incurred up to the balance sheet date, calculated on a daily pro rata basis.

e.1) Repo Transactions

Sale with Repurchase Agreement

Own fixed-income securities used to back repurchase agreements are highlighted in specific asset accounts (restricted securities) on the transaction date, at the updated average book value, by type and maturity of the security. The difference between the repurchase and sale amounts represents the transaction expense.

The Bank also uses third-party guarantees to raise funds in sales operations with a repurchase agreement, such funding is recorded as a financed position.

Purchase with Resale Commitment

Financing granted based on fixed income securities (from third parties) are recorded in the bank position at the settlement value. The difference between the resale and purchase values represents the transaction income. Securities acquired with resale commitment are transferred to the financed position when used to back sales transactions with repurchase commitment.

Repurchase Transactions carried out with Free Movement Agreement

For operations with a free movement clause, at the time of the definitive sale of the securities acquired with a resale commitment, the liability related to the obligation to return the security must be evaluated at the security's market value.

f) Bonds and Securities

The securities portfolio is demonstrated, in accordance with Circular No. 3,068,/2001 by the following accounting registration and evaluation criteria:

I - trading securities;

II - securities available for sale; and

III - securities held to maturity.

The securities for trading category include securities acquired for the purpose of being actively and frequently traded, and held-to-maturity securities are those for which the Bank has the intention and financial capacity to keep them in the portfolio until the Due date. In the available-for-sale securities category, securities that do not fit into categories I and III are recorded. Securities classified in categories I and II are stated at acquisition value plus income earned up to the balance sheet date, calculated on a daily pro rata basis, adjusted to market value (fair value), accounting for appreciation or devaluation arising from such adjustment in return:

(1) the appropriate income or expense account, net of tax effects, in the income for the period, when related to securities classified in the securities for trading category; and

(2) from the separate shareholders' equity account, net of tax effects, when related to securities classified in the available-for-sale securities category. Adjustments to market value (fair value) made on the sale of these securities are transferred to profit or loss for the period.

Securities classified in the held-to-maturity category are stated at acquisition value plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realizable value of securities classified in the available-for-sale and held-to-maturity categories are recognized in profit or loss for the period.

g) Derivative Financial Instruments

According to Circular No. 3082/2002 of the Central Bank, derivative financial instruments are classified according to Management's intention to use them as instruments intended for hedging or not. Transactions carried out at the request of customers, on their own account, or that do not meet the criteria for hedging accounting, mainly derivatives used in the management of global risk exposure, are recorded at market value, with realized and unrealized gains and losses. , recognized in profit or loss for the period.

Derivative financial instruments designated as part of a risk protection structure (hedge) can be classified as follows:

I - market risk hedge; and

II - cash flow hedge.

Derivative financial instruments intended for hedging and the respective hedge objects are adjusted to market value, observing the following:

(1) for those classified in category I, the appreciation or devaluation is recorded in contra-entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) for those classified in category II, the appreciation or devaluation of the effective portion is recorded as a contra entry to the separate equity account, net of tax effects.

Some hybrid financial instruments are composed of a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately in relation to the contract to which they are linked.

We do not have net investment hedge operations in foreign operations as defined in CMN Resolution No. 4,524/2016, as we do not hold investments abroad in a functional currency other than the Brazilian real.

h) Loan Portfolio and Provision for Expected Losses Associated with Credit Risk

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit concession characteristics. It is stated at its present value, considering the indexes, interest rate and agreed charges, calculated pro rata day up to the balance sheet date. For operations overdue after 60 days, the recognition in revenue will only occur when they are actually received.

Normally, the Bank writes off loans for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days past due. The credit operation written off as a loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures are not exhausted.

Credit assignments without risk retention result in the write-off of the financial assets object of the operation, which are then kept in a memorandum account. The result of the assignment is fully recognized upon realization.

As of January 2012, as determined by CMN Resolution No. 3,533/2008 and CMN Resolution No. 3,895/2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets Assignment objects remain recorded as credit operations and the amount received as obligations for sales or transfer of financial assets.

Provisions for loan operations are based on the analysis of outstanding loan operations (due and due), on past experience, future expectations and specific risks of the portfolios and on Management's risk assessment policy in the constitution of provisions, as established by the CMN Resolution No. 2,682/1999.

CMN Resolution No. 4,855 of September 24, 2020, which came into force on January 1, 2021, determines that, for the criteria for the provision of operations carried out within the scope of programs instituted with the purpose of facing the effects of the pandemic of COVID-19 in the economy, in which resources or risks are shared between the Federal Government and the participating institutions or a guarantee provided by the Federal Government, the percentages defined in Resolution No. credit risk is held by the institution. In cases of transfer for loss, the amount taken to offset accounts must be 100% of the balance of the operation.

h.1 Credit Operation Restructuring

CMN Resolution 4,803, later amended by CMN Resolution No. 4,855 mentioned above, allowed Financial Institutions to reclassify to the level at which they were classified on February 29, 2020, operations renegotiated between March 1 and December 31, 2020, not including those operations with a delay of fifteen days or more on February 29, 2020 and that present evidence of inability to honor the obligation under the new agreed conditions.

i) Non-Current Assets Held for Sale and Other Values and Assets

Non-current assets held for sale include the book value of individual items, disposal groups or items that are part of a business unit destined for disposal (discontinued operations), whose sale in their current condition is highly probable and whose occurrence is expected for within a year.

Other amounts and assets refer mainly to assets not for own use, basically consisting of real estate and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower of fair value less cost to sell and book value on the date they are classified in this category and are not depreciated.

j) Prepaid Expenses

Investments of resources in prepayments are accounted for, whose benefits or services will occur in subsequent years and are allocated to income, in accordance with the term of the respective contracts.

j.1) Commissions Paid to Bank Correspondents

Considering what is contained in CMN Resolution No. 4,294 and Bacen Circular No. 3,693 of December 2013, as of January 2015, commissions paid to intermediary agents for the origination of new credit operations are limited to the maximum percentages of (i) 6% of the value of the new originated operation and (ii) 3% of the value of the operation subject to portability.

These fees must be fully recognized as an expense when incurred.

k) Investments

Investments in associated and controlled companies are initially recognized at their acquisition cost, and subsequently valued using the equity method and the results are recognized in the result of interest in affiliates and subsidiaries. Other investments are stated at cost, reduced to recoverable value, when applicable.

Change in the Scope of Consolidation – Consists of the sale, acquisition or change in control of a specific investment.

CMN Resolution No. 4,817/2020, which deals with criteria for accounting measurement and recognition of investments in associates, controlled companies and jointly controlled companies, the main change brought about is the extinction of the COSIF "Shares and quotas" of the investment group, passing these to be treated as Bonds and Securities, the resolution becomes effective in January 2022 and Banco Santander continues to assess impacts and necessary changes, with no expectation of material impacts from this change.

l) Fixed Assets

It is stated at acquisition cost, net of the respective accumulated depreciation and is subject to the assessment of the recoverable value in annual periods.

Fixed assets are depreciated using the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment for use and security and communications systems - 10%, data processing systems and vehicles - 20% and improvements in third-party properties - 10% or until the lease agreement expires.

m) Intangible

Goodwill on the acquisition of subsidiaries and affiliates is amortized within 10 years, subject to the expectation of future results and is subject to the assessment of the recoverable amount in annual periods or more frequently if the conditions or circumstances indicate the possibility of loss of its value.

The rights for the acquisition of payrolls are accounted for by the amounts paid in the acquisition of rights to provide services for the payment of salaries, earnings, salaries, salaries, retirement, pensions and similar, from public or private entities, and amortized in accordance with the duration of the respective contracts.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

n) Technical Provisions Related to Pension and Capitalization Activities

Technical reserves are set up and calculated in accordance with the determinations and criteria established in the regulations of the National Council for Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP).

Technical Pension Provisions

Technical provisions are mainly constituted in accordance with the criteria below:

• Mathematical Provisions of Benefits to Be Granted and Granted (PMBaC and PMBC)

PMBaC is constituted from contributions collected through the capitalization financial system. The PMBC represents the obligations assumed in the form of continuing income plans, being constituted through actuarial calculations for the plans of the traditional types.

• Supplementary Coverage Provision (PCC)

The PCC must be created when insufficiency in the technical provisions resulting from the performance of the Liability Adequacy Test (TAP) is observed.

Technical provisions for capitalization

Technical provisions are set up in accordance with the criteria below:

• Mathematical provision for redemption results from the accumulation of applicable percentages on payments made, capitalized with the interest rate provided for in the plan and updated using the Basic Reference Rate (TR);

• Provision for redemption of prepaid securities is constituted from the cancellation due to non-payment or request for redemption of the security, based on the value of the mathematical provision for redemption constituted at the time of cancellation of the security and the provision for redemption of overdue securities is constituted after the end of the term of the title;

• Provision for unrealized drawings is constituted based on a percentage of the installment paid and is intended to cover the drawings in which the titles will compete, but which have not yet been carried out. The provision for raffles payable is set up for the titles drawn, but which have not yet been paid; and

• Provision for administrative expenses is intended to reflect the present value of future expenses on capitalization bonds whose validity extends after their constitution date.

o) Employee Benefit Plan

The post-employment benefit plans comprise the commitments assumed by the Bank to: (i) complement the benefits of the public pension system; and (ii) medical assistance, in the event of retirement, permanent disability or death for those eligible employees and their direct beneficiaries.

Defined Contribution Plan

Defined contribution plan is the post-employment benefit plan whereby the Bank and its subsidiaries, as sponsoring entities, pay fixed contributions to a pension fund during the period of employment of the beneficiary employee, without any legal or constructive obligation to pay additional contributions if the fund does not have sufficient assets to meet all benefits relating to services rendered in the current and prior periods.

Contributions made in this regard are recognized as personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is a post-employment benefit plan that is not a defined contribution plan and are presented in Note 29. For this type of plan, the obligation of the sponsoring entity is to provide the benefits agreed with the employees, assuming the potential actuarial risk that benefits will cost more than estimated.

Since January 2013, Banco Santander has applied the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 33 (R1), which establishes full recognition in a liability account when unrecognized actuarial losses (actuarial deficit) occur, in equity to the account from equity (other equity valuation adjustments).

Main Definitions

- The present value of a defined benefit obligation is the present value, without deducting any plan assets, from the expected future payments required to settle the obligation resulting from employee service in the current and past periods.

- Deficit or surplus is: (a) the present value of the defined benefit obligation; minus (b) the fair value of plan assets.

- The sponsoring entity may recognize plan assets in the balance sheet when they meet the following characteristics: (i) the fund's assets are sufficient to meet all employee benefit obligations of the plan or sponsoring entity; or (ii) the assets are returned to the sponsoring entity for the purpose of reimbursing it for benefits already paid to employees.

- Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from: (a) adjustments for experience (effects of differences between the adopted actuarial assumptions and what actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from the service provided by the employee in the current period.

- Past service cost is the change in the present value of the defined benefit obligation for service provided by employees in prior periods, resulting from a change in the plan or a reduction in the number of covered employees.

Post-employment benefits are recognized in income under other operating expenses - actuarial losses - retirement plans (Note 27) and personnel expenses (Note 24).

Defined benefit plans are recorded based on an actuarial study, carried out annually by an external specialized consulting entity and approved by Management, at the end of each year and effective for the subsequent period.

p) Share-Based Compensation

The Bank has long-term compensation plans with conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, as long as the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a performance parameter of the Bank: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of the main global competitors of the Group and (3) market conditions, as some parameters are conditioned to the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, considering the market conditions for each plan when estimating the fair value. In order to recognize personnel expenses against capital reserves over the term, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of term, based on the best assessment of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the appreciation of the shares between the grant and settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in "salaries payable" throughout the term, reflecting how services are received, the Bank records the total liability that represents the best estimate of the amount of valuation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the vesting period.

Variable Compensation Referenced to Shares

In addition to the administrators, all employees in a position of risk takers receive at least 40% of their variable remuneration deferred in at least three years and 50% of the total variable remuneration in shares (SANB11), subject to the participant's permanence in the Group throughout the term of the plan.

The plan is subject to the application of Malus and Clawback clauses, according to which deferred portions of variable compensation can be reduced, canceled or returned in cases of non-compliance with internal rules and exposure to excessive risks.

The fair value of the shares is calculated based on the average of the final daily quotation of the shares in the 15 (fifteen) last trading sessions immediately prior to the first business day of the grant month.

q) Funding, Issues and Other Liabilities

Fundraising instruments are initially recognized at their fair value, basically considered as the transaction price. They are subsequently measured at amortized cost (expenses) with the inherent expenses recognized as a financial cost (Note 17).

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liabilities) and an embedded equity component (derivatives).

The registration of a compound instrument consists of the combination of (i) a principal instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (convertibility derivative into common shares).

Pursuant to COSIF, hybrid capital and debt instruments represent obligations of issuing financial institutions and must be recorded in specific liability accounts and updated according to agreed rates and adjusted for the effect of exchange variation, when denominated in currency foreign. All remuneration referring to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be recorded as expenses for the period, on an accrual basis.

Regarding the equity component, it is recorded at the initial moment due to its fair value, if different from zero.

The details pertaining to the issuance of composite instruments are described in Note 17.

r) Provisions, Contingent Liabilities, Contingent Assets and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Provisions include legal obligations, legal and administrative proceedings related to tax and social security obligations, whose object of challenge is their legality or constitutionality, which, regardless of the assessment of the probability of loss, have their amounts fully recognized in the financial statements.

Provisions are reassessed at the end of each reporting period to reflect the current best estimate and may be fully or partially reversed, reduced or may also be supplemented, when there is a change in risk in relation to the outflows of resources and obligations relevant to the process, including the decay of legal deadlines, the unappealable decision of the processes, among others.

Judicial and administrative provisions are constituted when the risk of loss of the legal or administrative action is assessed as probable and the amounts involved are measurable with sufficient certainty, based on the nature, complexity, and history of the actions and on the opinion of internal legal advisors and external and best available information. For lawsuits whose risk of loss is possible, provisions are not set up and information is disclosed in the explanatory notes (Note 20.e) and for lawsuits whose risk of loss is remote, no disclosure is made.

Contingent assets are not recognized in the accounts, except when there are real guarantees or favorable court decisions, over which there are no further appeals, characterizing the gain as practically certain. Contingent assets with probable success, if any, are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Banco Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by the legislation in force. Termination actions are considered new actions and will be assessed for contingent liability purposes if and when they are filed.

s) Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS)

PIS (0.65%) and COFINS (4.00%) are calculated on the revenue of the activity or main object of the legal entity. Financial institutions are allowed to deduct funding expenses when determining the calculation basis. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

t) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

The IRPJ charge is calculated at the rate of 15%, plus the additional 10%, applied on the profit, after making the adjustments determined by the tax legislation. The CSLL is calculated at the rate of 15% for financial institutions and private insurance legal entities and those of capitalization and 9% for other companies, incident on profit, after considering the adjustments determined by the tax legislation. The CSLL rate for banks of any kind was raised from 15% to 20% effective march 1, 2020, pursuant to Article 32 of Constitutional Amendment 103, published on November 13, 2019.

Tax credits and deferred liabilities are basically calculated on the temporary differences between the accounting and tax results, on tax losses, negative basis of social contribution and adjustments to the market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the realization of the asset is estimated and/or the settlement of the liability.

According to the provisions of the current regulations, tax credits are recorded to the extent that their recovery is considered probable based on the generation of future taxable profits. The expectation of realization of tax credits, as demonstrated in Note 11, is based on projections of future results and based on a technical study.

The CSLL rate for banks of any kind, financial institutions, private insurance legal entities and capitalisation companies (legal entities in the financial sector) was increased by 1% for the base period from 1 August 2022 to 31 December 2022, pursuant to MP 1.115/2022.

u) Interest on Equity

Published on December 19, 2018, effective as of January 1, 2019, CMN Resolution No. 4,706 is prospectively applicable and determines procedures for the accounting record of capital remuneration. The Standard determines that Interest on Equity must be recognized from the moment they are declared or proposed and thus constitute an obligation present on the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

v) Reduction to the Recoverable Amount of Assets

Financial and non-financial assets are evaluated at the end of each period, in order to identify evidence of impairment of their book value. If there is any indication, the entity shall estimate the recoverable amount of the asset and such loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the greater of its fair value, net, of selling expenses and its value in use.

w) Results of Future Years

Refers to the income received before the fulfillment of the obligation period to which they originated, including non-refundable income, mainly related to guarantees and sureties provided and credit card annuities. The appropriation to the result is made in accordance with the term of the respective contracts.

x) Minority Shareholder Participation

The participation of non-controlling (minority) shareholders is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

y) Financial Guarantees Provided

CMN Resolution No. 4,512 of July 28, 2016 and Bacen Circular Letter No. 3,782 of September 19, 2016 established accounting procedures to be applied, determining the constitution of a provision to cover losses associated with financial guarantees provided under any prospectively as of January 1, 2017. Losses associated with the probability of future disbursements linked to financial guarantees provided are evaluated in accordance with recognized credit risk management models and practices and based on consistent, reasonable information and criteria of verification. The provision must be sufficient to cover probable losses throughout the term of the guarantee provided and are periodically evaluated.

z) Recurring/Non-recurring Results

BCB Resolution No. 2, of November 27, 2020, in its article 34, started to determine the segregation of recurring and non-recurring results. Therefore, a non-current result of the exercise is defined as that which: I - is not related or is incidentally related to the institution's typical activities; and II - is not expected to occur frequently in future fiscal years.

The nature and financial effect of events considered non-recurring are shown in Note 32.h.

aa) Non-financial assets held for sale

As of January 1, 2021, CMN Resolutions no. 4,747 and 4,748 of August 2019 and BACEN Circular Letter No. 3,994, which establish criteria for recognition and measurement of non-financial assets held for sale by Financial Institutions.

CMN Resolution No. 4,747, among other requirements, establishes that depending on the origin of non-financial assets held for sale, financial institutions must classify them as:

a) own;

b) received in the settlement of a difficult or doubtful financial instrument as a form of payment of doubtful financial instruments not intended for its own use.

CMN Resolution No. 4,748, establishes that financial institutions and other institutions authorized to operate by the Central Bank of Brazil must comply with Technical Pronouncement CPC 46 - Fair Value Measurement (CPC46) in the measurement of equity and income elements, in situations in which the measurement at fair value of such elements is provided for in specific regulations.

ab) Current and Deferred Tax Assets and Liabilities

CMN Resolution No. 4,842, of July 30, 2020 consolidated the general criteria for measurement and recognition of current and deferred tax assets and liabilities by financial institutions and other institutions authorized to operate by the Central Bank of Brazil and BCB Resolution No. 15 , of September 17, 2020 (revoked BACEN Circulars No. 3.776/15 and No. 3.174/03), consolidated the procedures to be observed by institutions authorized to operate by the Central Bank of Brazil in the constitution or write-off of deferred tax assets and in the disclosure information on deferred tax assets or liabilities in the explanatory notes.

ac) Subsequent Events

Corresponds to the event that occurred between the base date of the financial statements and the date on which the issuance of these statements was authorized and comprises:

•       Events that give rise to adjustments: are those that evidence conditions that already existed on the base date of the financial statements; and

•       Events that do not give rise to adjustments: are those that show conditions that did not exist on the base date of the financial statements.

ad) Rate Conversion

CMN Resolution No. 4,924/2021, effective as of January 2022, consolidates and provides for general principles for accounting recognition, measurement, bookkeeping and disclosure of the content of the resolution, the main changes brought refer to the approval of CPC 47 and the possibility of using an alternative rate to the spot exchange rate for converting transactions and statements in foreign currency into the national currency. The Bank has evaluated the impacts of the adoption and is following the implementation schedule.

ae) Chart of Accounts (Cosif)

Resolution BCB No. 92/2021, effective from January 2022, provides for the structure of the list of Cosif accounts to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Among the proposed changes, the main highlight is the extinction of Group 5 – Income from Future Years, with all its amounts being consequently transferred to the Other Liabilities line.

4.       Cash and Cash Equivalents

				Bank
	6/30/2022	12/31/2021	6/30/2021	12/31/2020
Cash	10,091,602	16,361,758	28,091,844	19,522,250
Interbank Investments	40,461,590	17,935,878	12,718,050	9,668,922
Money Market Investments	29,618,110	15,055,356	5,163,132	7,348,568
Interbank Deposits	2,661,493	1,655,705	1,128,431	1,131,436
Foreign Currency Investments	8,181,987	1,224,817	6,426,487	1,188,917
Total	50,553,192	34,297,636	40,809,894	29,191,171

				Consolidated
	6/30/2022	12/31/2021	6/30/2021	12/31/2020
Cash	10,119,817	16,386,974	28,111,171	19,512,315
Interbank Investments	39,340,797	17,263,365	12,269,690	9,487,000
Money Market Investments	29,618,110	15,055,356	5,163,132	7,306,408
Interbank Deposits	1,540,700	983,192	680,071	991,675
Foreign Currency Investments	8,181,987	1,224,817	6,426,487	1,188,917
Total	49,460,614	33,650,339	40,380,861	28,999,315

The information related to June 30, 2021 and December 31, 2020 are shown to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Statement of Cash Flows

5.       Interbank Investments

					Bank
				6/30/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	47,420,240	-	-	47,420,240	25,883,579
Own Portfolio	5,795,021	-	-	5,795,021	7,066,196
Financial Treasury Bills - LFT	236,175	-	-	236,175	706,245
National Treasury Bills - LTN	3,068,662	-	-	3,068,662	1,556,526
National Treasury Notes - NTN	2,490,184	-	-	2,490,184	4,803,425
Third-party Portfolio	28,478,933	-	-	28,478,933	6,638,709
Financial Treasury Bills - LTN	560,550	-	-	560,550	500,173
National Treasury Bills - NTN	22,918,444	-	-	22,918,444	4,644,361
National Treasury Notes - LFT	4,999,939	-	-	4,999,939	1,494,175
Sold Position	13,146,286	-	-	13,146,286	12,178,674
Financial Treasury Bills - LTN	3,894,068	-	-	3,894,068	2,772,317
National Treasury Bills - NTN	9,252,218	-	-	9,252,218	8,792,071
National Treasury Notes - LFT	-	-	-	-	614,286
Interbank Deposits	13,274,388	47,333,028	29,074,140	89,681,556	91,952,361
Foreign Currency Investments	8,181,987	-	-	8,181,987	1,224,817
Total	68,876,615	47,333,028	29,074,140	145,283,783	119,060,757

					Consolidated
				6/30/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	47,444,317	-	-	47,444,317	25,912,368
Own Portfolio	5,819,098	-	-	5,819,098	7,094,986
Financial Treasury Bills - LFT	236,174	-	-	236,174	706,245
National Treasury Bills - LTN	3,092,740	-	-	3,092,740	1,585,316
National Treasury Notes - NTN	2,490,184	-	-	2,490,184	4,803,425
Third-party Portfolio	28,478,933	-	-	28,478,933	6,638,709
Financial Treasury Bills - LTN	560,550	-	-	560,550	500,173
National Treasury Bills - NTN	22,918,444	-	-	22,918,444	4,644,361
National Treasury Notes - LFT	4,999,939	-	-	4,999,939	1,494,175
Sold Position	13,146,286	-	-	13,146,286	12,178,673
Financial Treasury Bills - LTN	3,894,068	-	-	3,894,068	2,772,317
National Treasury Bills - NTN	9,252,218	-	-	9,252,218	8,792,071
National Treasury Notes - LFT	-	-	-	-	614,285
Interbank Deposits	2,055,271	3,304,406	2,121,437	7,481,114	6,492,133
Foreign Currency Investments	8,181,987	-	-	8,181,987	1,224,817
Total	57,681,575	3,304,406	2,121,437	63,107,418	33,629,318

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				06/30/2022	12/31/2021				06/30/2022	12/31/2021
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	50,338,950	(941,156)	-	49,397,794	43,030,702	53,086,565	(893,837)	-	52,192,728	54,550,213
Government Securities	47,737,473	(761,971)	-	46,975,502	41,914,956	50,419,843	(714,651)	-	49,705,192	51,360,528
Private Securities	2,601,478	(179,185)	-	2,422,292	1,115,746	2,666,722	(179,186)	-	2,487,536	3,189,685
Available-for-Sale Securities	127,362,076	-	(2,049,668)	125,312,409	149,877,343	147,063,214	-	(2,892,846)	144,170,367	157,876,639
Government Securities	85,257,349	-	(2,370,843)	82,886,506	113,510,140	102,841,663	-	(3,188,498)	99,653,164	122,306,684
Private Securities	42,104,727	-	321,176	42,425,903	36,367,203	44,221,551	-	295,652	44,517,203	35,569,955
Held-to-Maturity Securities	22,972,672	-	-	22,972,672	15,279,130	22,972,672	-	-	22,972,672	15,279,130
Government Securities	22,231,156	-	-	22,231,156	13,871,974	22,231,156	-	-	22,231,156	13,871,974
Private Securities	741,516	-	-	741,516	1,407,156	741,516	-	-	741,516	1,407,156
Total Securities	200,673,698	(941,156)	(2,049,668)	197,682,875	208,187,175	223,122,450	(893,837)	(2,892,846)	219,335,767	227,705,982

II) Trading Securities

										Bank
			06/30/2022	12/31/2021	By Maturity					06/30/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	47,737,473	(761,971)	46,975,502	41,914,956	-	6,587,965	7,057,109	7,218,238	26,112,190	46,975,502
Financial Treasury Bills - LFT	1,235,883	1,858	1,237,741	3,341,790	-	183,806	267,245	414,348	372,342	1,237,741
National Treasury Bills - NTN	37,583,031	(683,223)	36,899,809	12,531,398	-	4,639,233	6,336,558	3,985,225	21,938,793	36,899,809
National Treasury Notes - LTN	8,711,365	(79,249)	8,632,116	24,340,120	-	1,676,568	351,033	2,806,522	3,797,992	8,632,116
Agricultural Debt Securities - TDA	23,292	(380)	22,911	23,972	-	1,687	6,413	12,139	2,672	22,911
Brazilian Foreign Debt Notes	392	2	394	1,673,785	-	-	-	3	391	394
North American Foreign Debt Notes	183,510	(980)	182,531	-	-	86,671	95,860	-	-	182,531
Debentures	-	-	-	3,891	-	-	-	-	-	-
Private Securities	2,601,477	(179,185)	2,422,292	1,115,746	479,057	2,862	5,803	24,443	1,910,128	2,422,292
Shares	14,994	(3,125)	11,869	13,692	11,869	-	-	-	-	11,869
Agribusiness Receivables Certificates - CRA	338,616	(2,591)	336,026	11,502	-	2,862	5,626	7,034	320,504	336,026
Certificates of Real Estate Receivables - CRI	196,480	(127)	196,353	57,603	-	-	139	212	196,002	196,353
Investment Fund Shares	461,398	5,789	467,187	400,331	467,187	-	-	-	-	467,187
Debentures	1,589,989	(179,132)	1,410,857	632,618	-	-	38	17,196	1,393,623	1,410,857
Total	50,338,950	(941,156)	49,397,794	43,030,702	479,057	6,590,827	7,062,912	7,242,680	28,022,318	49,397,794

										Consolidated
			06/30/2022	12/31/2021	By Maturity					06/30/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	50,419,843	(714,651)	49,705,192	51,360,528	-	6,673,535	7,214,680	7,295,946	28,521,031	49,705,192
Financial Treasury Bills - LTN	8,861,535	(73,032)	8,788,503	12,531,398	-	1,676,568	507,420	2,806,522	3,797,992	8,788,503
National Treasury Bills - LFT	1,407,434	10,711	1,418,145	10,566,700	-	269,376	268,429	492,057	388,284	1,418,145
National Treasury Notes - NTN	39,944,026	(650,983)	39,293,043	26,560,782	-	4,639,233	6,336,558	3,985,225	24,332,027	39,293,043
Agricultural Debt Securities - TDA	22,945	(369)	22,576	23,972	-	1,687	6,413	12,139	2,337	22,576
Brazilian Foreign Debt Bonds	392	2	394	1,673,785	-	-	-	3	391	394
North American Foreign Debt Notes	183,511	(980)	182,531	-	-	86,671	95,860	-	-	182,531
Debentures	-	-	-	3,891	-	-	-	-	-	-
Private Securities	2,666,722	(179,186)	2,487,536	3,189,685	527,128	2,862	5,803	24,442	1,927,301	2,487,536
Shares	15,022	(3,125)	11,897	1,502,576	11,897	-	-	-	-	11,897
Bank Deposit Certificates - CDB	40,097	-	40,097	-	40,097	-	-	-	-	40,097
Agribusiness Receivables Certificates - CRA	338,617	(2,591)	336,026	11,502	-	2,862	5,626	7,034	320,504	336,026
Certificates of Real Estate Receivables - CRI	196,480	(127)	196,353	57,603	-	-	139	212	196,002	196,353
Investment Fund Shares	486,517	5,789	492,306	438,074	475,134	-	-	-	17,172	492,306
Certificates of Agribusiness Receivables - CRA	1,589,989	(179,132)	1,410,857	1,076,252	-	-	38	17,196	1,393,623	1,410,857
Debentures	-	-	-	103,678	-	-	-	-	-	-
Total	53,086,565	(893,837)	52,192,728	54,550,213	527,128	6,676,397	7,220,483	7,320,388	30,448,332	52,192,728

*For the purposes of Financial Statements, Securities Held for Trading are fully presented in the Balance Sheet in the short term.

III) Available-for-Sale Securities

											Bank
				06/30/2022	12/31/2021	By Maturity					06/30/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	85,257,349	-	(2,370,843)	82,886,506	113,510,139	-	9,289,298	22,164,722	8,247,384	43,185,101	82,886,506
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	12	-	(12)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	40,311,894	-	132,000	40,443,894	38,317,693	-	295,966	7,717,764	3,059,840	29,370,324	40,443,894
National Treasury Bills - LTN (2)	-	-	-	-	16,532,828	-	-	-	-	-	-
National Treasury Notes - NTN	22,768,050	-	(2,263,148)	20,504,902	38,448,233	-	2,538,811	-	4,899,954	13,066,137	20,504,902
Brazilian Foreign Debt Bonds	1,294,554	-	(1,932)	1,292,622	2,274,913	-	43,662	212,730	287,590	748,640	1,292,622
Spanish Foreign Debt Bonds	19,117,330	-	(243,686)	18,873,644	15,606,719	-	5,564,617	13,309,027	-	-	18,873,644
Mexican Foreign Debt Bonds	1,139,696	-	10,928	1,150,624	2,329,011	-	637,076	513,548	-	-	1,150,624
North American Foreign Debt Notes	625,814	-	(4,994)	620,820	-	-	209,167	411,654	-	-	620,820
Private Securities	42,104,727	-	321,176	42,425,903	36,367,203	1,690,849	3,582,274	9,896,322	13,206,995	14,049,463	42,425,903
Shares	320	-	(272)	49	49	49	-	-	-	-	49
Rural Product Note - CPR	15,170,156	-	(465,421)	14,704,734	9,597,656	-	1,386,888	7,027,831	3,725,384	2,564,631	14,704,734
Certificates of Agribusiness Receivables - CRA	197,223	-	12,235	209,458	151,514	-	-	-	115,296	94,161	209,458
Certificates of Real Estate Receivables - CRI	2,600	-	(640)	1,960	2,784	-	-	-	-	1,960	1,960
Investment Funds	1,690,801	-	-	1,690,801	1,637,742	1,690,801	-	-	-	-	1,690,801
Investment Fund Real Estate	-	-	-	-	169,064	-	-	-	-	-	-
Debentures (1)	20,087,967	-	802,779	20,890,745	19,306,649	-	1,801,955	2,103,663	5,826,449	11,158,679	20,890,745
Eurobonds	3,199,687	-	67,847	3,267,533	3,553,157	-	-	-	3,267,533	-	3,267,533
Financial Bills - LF	172,882	-	(306)	172,576	273,905	-	172,576	-	-	-	172,576
COMMERCIAL NOTE	40,204	-	-	40,204	-	-	-	-	-	40,204	40,204
Promissory Notes - NP	1,542,888	-	(95,046)	1,447,842	1,674,683	-	220,855	764,827	272,333	189,828	1,447,842
Total	127,362,076	-	(2,049,668)	125,312,409	149,877,342	1,690,849	12,871,571	32,061,044	21,454,380	57,234,564	125,312,409

*Mark-to-Market directed to Results for the securities in question is linked to the Market Risk Hedge strategy of fixed interest rate risk, see note 6.b) IV. Therefore, the effect on income is offset against future DI instruments used to hedge the fair value of this portfolio.

											Consolidated
				06/30/2022	12/31/2021	By Maturity					06/30/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	102,841,663	-	(3,188,498)	99,653,165	122,306,684	-	15,144,753	24,222,411	12,838,160	47,447,841	99,653,165
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	12	-	(12)	-	-	-	-	-	-	-	-
Financial Treasury Bills - LFT	52,543,443	-	130,261	52,673,705	41,036,255	-	5,785,983	8,893,059	6,413,127	31,581,535	52,673,705
National Treasury Bills - LTN	2,001,933	-	(90,452)	1,911,481	19,384,448	-	365,437	625,731	920,313	-	1,911,481
National Treasury Notes – NTN (2)	26,118,881	-	(2,988,612)	23,130,269	41,674,596	-	2,538,811	256,663	5,217,129	15,117,665	23,130,269
Brazilian Foreign Debt Bonds	1,294,554	-	(1,932)	1,292,622	2,274,913	-	43,662	212,730	287,590	748,640	1,292,622
Spanish Foreign Debt Bonds	19,117,330	-	(243,686)	18,873,644	15,606,719	-	5,564,617	13,309,027	-	-	18,873,644
Mexican Foreign Debt Bonds	1,139,696	-	10,928	1,150,624	2,329,011	-	637,076	513,548	-	-	1,150,624
North American Foreign Debt Notes	625,814		(4,994)	620,820	-	-	209,167	411,654	-	-	620,820
Private Securities	44,221,551	-	295,652	44,517,203	35,569,955	3,347,171	3,582,274	9,896,321	13,206,995	14,484,442	44,517,203
Shares	2,006,972	-	(272)	2,006,700	51	2,006,701	-	-	-	-	2,006,701
Investment Fund Shares	1,344,267	-	(3,797)	1,340,470	1,306,605	1,340,470	-	-	-	-	1,340,470
Investment Fund Real Estate	-	-	-	-	31,384	-	-	-	-	-	-
Debentures (1)	20,643,208	-	781,052	21,424,260	18,976,693	-	1,801,955	2,103,662	5,826,449	11,692,193	21,424,259
Eurobonds	3,199,687	-	67,847	3,267,533	3,553,157	-	-	-	3,267,533	-	3,267,533
Promissory Notes - NP	1,444,353	-	(95,046)	1,349,307	1,674,683	-	220,855	764,827	272,333	91,292	1,349,307
Financial Bills - LF	172,882	-	(306)	172,576	273,905	-	172,576	-	-	-	172,576
Certificates of Real Estate Receivables - CRI	2,600	-	(640)	1,960	2,784	-	-	-	-	1,960	1,960
Certificates of Agribusiness Receivables - CRA	197,223	-	12,235	209,458	151,514	-	-	-	115,296	94,161	209,458
Bank Deposit Certificates - CDB	-	-	-	-	1,524	-	-	-	-	-	-
COMMERCIAL NOTE	40,204	-	-	40,204	-	-	-	-	-	40,204	40,204
Rural Product Note - CPR	15,170,156	-	(465,421)	14,704,734	9,597,655	-	1,386,888	7,027,831	3,725,384	2,564,631	14,704,734
Total	147,063,213	-	(2,892,846)	144,170,368	157,876,639	3,347,171	18,727,026	34,118,732	26,045,155	61,932,283	144,170,367

(1) In the Bank and Consolidated, includes securities issued by a mixed capital company and R$ 372,505 (12/31/2021 - R$ 67,606) in securities available for sale.

(2) On June 30, 2022, the amount of 702,578 in the amount of R$ 692,063 (12/31/2021 - 913,500 in the amount of R$858,663) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized from the Pension Plans with the BANESPREV entity.

IV) Held-to-Maturity Securities

							Bank/Consolidated
				By Maturity			06/30/2022

	Amortized Cost		Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	06/30/2022	12/31/2021					Total
Government Securities	22,231,156	13,871,974	-	648,459	19,608,146	1,974,551	22,231,156
National Treasury Bills - LTN	9,199,896	-	-	-	9,199,896	-	9,199,896
National Treasury Notes - NTN	4,500,903	4,822,599	-	-	4,500,903	-	4,500,903
Brazilian Foreign Debt Bonds	8,530,356	9,049,375	-	648,459	5,907,346	1,974,551	8,530,356
Private Securities	741,516	1,407,156	-	741,516	-	-	741,516
Certificates of Agribusiness Receivables - CRA	741,516	1,407,156	-	741,516	-	-	741,516
Total	22,972,672	15,279,131	-	1,389,975	19,608,146	1,974,551	22,972,672

(1) The market value of securities held to maturity is R$ 23,154,688 (12/31/2021 - R$14,993,443).

For the semester ended June 30, 2022, there were no sales of federal government bonds and other securities classified in the held-to-maturity category.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the classification of securities from available-for-sale to held-to-maturity. This decision is based on a response to external changes caused by the approval of Law 14,031/22 and with the objective of adapting the new conditions for better management of interest risk, since it is considered that the Bank has the economic and financial capacity to keep in balance the fixed-rate public securities LTNs, which until then were used to hedge the interest rate risk of financial instruments related to hedging the exchange rate variation of investment abroad.

Therefore, on June 30, 2022, Federal Public Securities - LTNs maturing in 2024 were reclassified from available for sale to held-to-maturity, in the amount of R$ 11 billion with no impact on income. The gross amount of mark-to-market recorded in Equity Valuation Adjustments accounts, within Shareholders' Equity, on the reclassification date is R$1,057 million and will be amortized against the income from financial intermediation accounts for the remaining term of the securities.

In compliance with the provisions of article 5 of Bacen Circular 3068/2001, Banco Santander has the financial capacity and the intention to hold securities classified in the held-to-maturity category until maturity.

The market value of securities is calculated considering the average price of organized markets and their estimated cash flow, discounted to present value in accordance with the corresponding applicable interest curves, considered as representative of market conditions at the time of calculation of the balance sheets.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 a 06/30/2022	01/01 a 06/30/2021	01/01 a 06/30/2022	01/01 a 06/30/2021

Income From Fixed-Income Securities (1)	3,150,937	(1,121,165)	3,586,711	(590,948)
Income From Interbank Investments	6,107,600	3,683,697	2,432,755	1,772,209
Income From Variable-Income Securities	18,707	(31,841)	(156,247)	12,671
Financial Income of Pension and Capitalization	-	-	104,382	109,463
Provision for Impairment Losses (2)	(113,454)	250,099	(108,888)	250,099
Others (3)	326,876	234,118	431,859	226,903
Total	9,490,666	3,014,908	6,290,572	1,780,397

(1) Includes exchange variation expense in the amount of R$ (6,039,922) in the Bank and Consolidated (2021 - revenue of R$ 2,831,356 in the Bank and Consolidated).

(2) Corresponds to the recording of permanent loss, referring to securities classified as available for sale.

(3) Includes revenue from exchange variation and net appreciation of investment and equity fund shares in the amount of R$ 338,230 in the Bank and Consolidated (2021 - exchange variation expense and net appreciation of investment and equity fund shares in the amount of R$ 226,902 in the Bank and Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include the measurement and monitoring of the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities to interest rate fluctuations, the exposure exchange rate, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities that serve as input data for the models are extracted.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials’ receivable and payable.

Below is a breakdown of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown by their market value:

				Bank				Consolidated
	6/30/2022		12/31/2021		6/30/2022		12/31/2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	17,568,006	13,532,792	14,499,987	16,194,023	12,148,872	14,568,300	7,641,355	8,538,705
Options to Exercise Awards	1,486,925	1,971,946	1,548,530	2,202,234	1,486,925	1,971,946	1,370,541	2,256,244
Term Contract and Other Contracts	12,886,925	17,739,403	12,892,381	13,759,082	12,886,925	12,195,891	12,077,828	13,852,282
Total	31,941,856	33,244,141	28,940,898	32,155,339	26,522,722	28,736,137	21,089,724	24,647,231

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			06/30/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	902,467,450	(4,520,096)	4,035,214	837,762,019	(1,804,602)	(1,694,036)
Assets	448,980,469	13,063,833	17,568,006	418,137,448	13,189,437	14,499,987
CDI (Interbank Deposit Rates)	99,990,825	3,422,566	5,428,373	66,837,268	318,541	1,826,150
Fixed Interest Rate - Real	219,766,633	8,537,305	7,980,402	231,741,021	9,269,271	8,932,246
Indexed to Price and Interest Rates	3,411,458	34,289	40,062	2,089,110	799,550	298,439
Foreign Currency	125,811,553	1,069,673	4,119,169	91,837,446	2,775,313	3,205,330
Others	-	-	-	25,632,603	26,763	237,822
Liabilities	453,486,981	(17,583,929)	(13,532,792)	419,624,570	(14,994,039)	(16,194,023)
CDI (Interbank Deposit Rates)	77,114,036	(3,533,809)	(5,222,804)	321,402,883	(4,171,481)	(12,350,345)
Fixed Interest Rate - Real	237,952,520	(11,095,055)	(2,424,915)	48,874,762	(6,760,576)	(2,408,062)
Indexed to Price and Interest Rates	10,708,223	(192,397)	(378,927)	22,827,336	(28,407)	(1,142,945)
Foreign Currency	127,712,203	(2,762,667)	(5,506,146)	887,129	(4,006,955)	(54,849)
Others	-	-	-	25,632,461	(26,621)	(237,822)
Options	717,180,328	(958,917)	(485,021)	1,130,172,099	(610,691)	(653,704)
Purchased Position	383,278,427	1,707,867	1,486,925	564,829,758	1,225,532	1,548,530
Call Option - Foreign Currency	21,559,532	836,500	846,275	9,898,179	271,464	382,237
Put Option - Foreign Currency	15,981,344	657,519	503,550	4,094,316	140,280	187,123
Call Option - Other	77,831,496	77,611	93,994	31,248,540	444,648	673,616
Interbank Market	75,419,297	1,090	69,160	28,499,055	444,446	673,202
Others (2)	2,412,199	76,521	24,834	2,749,485	203	414
Put Option - Other	267,906,056	136,237	43,106	519,588,723	369,140	305,553
Interbank Market	267,453,073	102,523	1,641	519,588,723	369,140	305,553
Others (2)	452,983	33,714	41,465	-	-	-
Sold Position	333,901,900	(2,666,785)	(1,971,946)	565,342,341	(1,836,224)	(2,202,234)
Call Option - Foreign Currency	20,044,786	(644,947)	(619,801)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	17,299,115	(541,913)	(464,756)	4,017,161	(348,715)	(287,825)
Call Option - Other	23,936,041	(1,170,949)	(731,898)	33,383,234	(719,460)	(872,335)
Interbank Market	15,064,411	(254,408)	(246,170)	31,730,928	(713,773)	(858,586)
Others (2)	8,871,630	(916,541)	(485,728)	1,652,305	(5,687)	(13,749)
Put Option - Other	272,621,958	(308,977)	(155,491)	523,830,930	(597,497)	(889,726)
Interbank Market	272,530,682	(307,545)	(154,636)	523,830,930	(597,497)	(889,726)
Others (2)	91,276	(1,432)	(855)	-	-	-
Futures Contracts	196,796,325	-	-	287,984,278	-	-
Purchased Position	147,177,885	-	-	148,237,279	-	-
Exchange Coupon (DDI)	74,656,849	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	53,515,987	-	-	28,491,764	-	-
Foreign Currency	16,939,724	-	-	33,797,350	-	-
Indexes (3)	1,789,219	-	-	16,776	-	-
Treasury Bonds/Notes	276,107	-	-	-	-	-
Sold Position	49,618,440	-	-	139,746,999	-	-
Exchange Coupon (DDI)	15,705,129	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	18,992,828	-	-	53,267,620	-	-
Foreign Currency	10,643,222	-	-	25,678,296	-	-
Indexes (3)	2,916,301	-	-	194,879	-	-
Treasury Bonds/Notes	1,360,960	-	-	-	-	-
Forward Contracts and Others	126,688,148	3,986,101	(4,852,478)	174,435,332	2,836,843	(866,701)
Purchased Commitment	86,359,303	6,044,618	12,886,925	96,509,221	5,345,415	12,892,381
Currencies	5,807,415	579,232	10,884,169	83,752,185	2,738,485	10,306,159
Others	80,551,888	5,465,386	2,002,756	12,757,036	2,606,930	2,586,222
Sell Commitment	40,328,845	(2,058,518)	(17,739,403)	77,926,111	(2,508,572)	(13,759,082)
Currencies	37,154,103	(1,198,754)	(15,894,240)	71,611,500	(1,141,826)	(12,586,625)
Others	3,174,742	(859,764)	(1,845,164)	6,314,611	(1,366,746)	(1,172,457)

						Consolidated
			06/30/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	902,467,449	(4,520,096)	(2,419,428)	841,676,369	(1,804,602)	(897,350)
Assets	448,980,468	13,063,833	12,148,872	422,001,798	13,189,437	7,641,355
CDI (Interbank Deposit Rates)	99,990,825	3,422,566	5,428,373	66,837,268	318,541	(778,177)
Fixed Interest Rate - Real	219,766,633	8,537,305	2,561,268	235,605,371	9,269,271	6,412,471
Indexed to Price and Interest Rates	3,411,458	34,289	40,062	2,089,110	799,550	(234,488)
Foreign Currency	125,811,553	1,069,673	4,119,169	91,837,446	2,775,313	2,003,728
Others	-	-	-	25,632,603	26,763	237,822
Liabilities	453,486,981	(17,583,929)	(14,568,299)	419,674,570	(14,994,039)	(8,538,705)
CDI (Interbank Deposit Rates)	77,114,036	(3,533,809)	(5,222,804)	321,402,883	(4,171,481)	(12,327,484)
Fixed Interest Rate - Real	237,952,520	(11,095,055)	(3,460,423)	48,874,762	(6,760,576)	2,467,425
Indexed to Price and Interest Rates	10,708,223	(192,397)	(378,927)	22,827,336	(28,407)	(728,677)
Foreign Currency	127,712,203	(2,762,667)	(5,506,146)	937,129	(4,006,955)	2,287,852
Others	-	-	-	25,632,461	(26,621)	(237,822)
Options	717,180,328	(958,917)	(485,022)	1,130,172,099	(610,691)	(885,703)
Purchased Position	383,278,427	1,707,867	1,486,925	564,829,758	1,225,532	1,370,541
Call Option - Foreign Currency	21,559,532	836,500	846,275	9,898,179	271,464	382,237
Put Option - Foreign Currency	15,981,344	657,519	503,549	4,094,316	140,280	187,123
Call Option - Other	77,831,496	77,611	93,994	31,248,540	444,648	495,628
Interbank Market	75,419,297	1,090	69,160	28,499,055	444,446	495,214
Others (2)	2,412,199	76,521	24,834	2,749,485	203	414
Put Option - Other	267,906,056	136,237	43,106	519,588,723	369,140	305,553
Interbank Market	267,453,073	102,523	1,641	519,588,723	369,140	305,553
Others (2)	452,983	33,714	41,465	-	-	-
Sold Position	333,901,900	(2,666,785)	(1,971,946)	565,342,341	(1,836,224)	(2,256,244)
Call Option - Foreign Currency	20,044,786	(644,947)	(619,801)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	17,299,115	(541,913)	(464,756)	4,017,161	(348,715)	(287,825)
Call Option - Other	23,936,041	(1,170,949)	(731,898)	33,383,234	(719,460)	(872,335)
Interbank Market	15,064,411	(254,408)	(246,170)	31,730,928	(713,773)	(858,586)
Others (2)	8,871,630	(916,541)	(485,728)	1,652,305	(5,687)	(13,749)
Put Option - Other	272,621,958	(308,977)	(155,491)	523,830,930	(597,497)	(943,736)
Interbank Market	272,530,682	(307,545)	(154,636)	523,830,930	(597,497)	(943,736)
Others (2)	91,276	(1,432)	(855)	-	-	-
Futures Contracts	196,796,325	-	-	287,984,278	-	-
Purchased Position	147,177,885	-	-	148,237,279	-	-
Exchange Coupon (DDI)	74,656,849	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	53,515,987	-	-	28,491,764	-	-
Foreign Currency	16,939,724	-	-	33,797,350	-	-
Indexes (3)	1,789,219	-	-	16,776	-	-
Treasury Bonds/Notes	276,107	-	-	-	-	-
Sold Position	49,618,440	-	-	139,746,999	-	-
Exchange Coupon (DDI)	15,705,129	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	18,992,828	-	-	53,267,620	-	-
Foreign Currency	10,643,222	-	-	25,678,296	-	-
Indexes (3)	2,916,301	-	-	194,879	-	-
Treasury Bonds/Notes	1,360,960	-	-	-	-	-
Forward Contracts and Others	126,688,148	3,986,101	691,034	174,435,332	2,836,843	(1,774,454)
Purchased Commitment	86,359,303	6,044,618	12,886,925	96,509,221	5,345,415	12,077,828
Currencies	5,807,415	579,232	10,884,169	83,752,185	2,738,485	9,491,606
Others	80,551,888	5,465,386	2,002,756	12,757,036	2,606,930	2,586,222
Sell Commitment	40,328,845	(2,058,518)	(12,195,891)	77,926,111	(2,508,572)	(13,852,282)
Currencies	37,154,103	(1,198,754)	(10,350,728)	71,611,500	(1,141,826)	(12,679,825)
Others	3,174,742	(859,764)	(1,845,164)	6,314,611	(1,366,746)	(1,172,457)
(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2022	12/31/2021			06/30/2022		06/30/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	316,768,028	90,803,860	41,408,580	448,980,468	418,137,448	35,795,964	105,056,504	308,128,000	64,468,629	384,511,839
Options	75,085,449	1,770,126	640,324,752	717,180,328	1,130,172,099	227,786,130	437,825,169	51,569,029	274,883,856	442,296,472
Futures Contracts	8,753,576	-	188,042,749	196,796,325	287,984,278	99,455,000	51,225,229	46,116,097	196,796,325	-
Forward Contracts and Others	118,576,989	87,573	8,023,586	126,688,148	174,435,332	58,681,207	48,458,407	19,548,535	11,931,696	114,756,452

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2022	12/31/2021			06/30/2022		06/30/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	316,768,028	90,803,860	41,408,580	448,980,468	422,001,798	35,795,964	105,056,504	308,128,000	64,468,629	384,511,839
Options	75,085,449	1,770,126	640,324,752	717,180,328	1,130,172,099	227,786,130	437,825,169	51,569,029	274,883,856	442,296,472
Futures Contracts	8,753,576	-	188,042,749	196,796,325	287,984,278	99,455,000	51,225,229	46,116,097	196,796,325	-
Forward Contracts and Others	118,576,989	87,573	8,023,586	126,688,148	174,435,332	58,681,207	48,458,407	19,548,535	11,931,696	114,756,452

(1) Includes operations whose counterparty is B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of protection structures against changes in market risk, receipts and payments of interest related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange risk, risk of pre-fixed interest rate in reais, risk of dollar exchange coupon, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

In order to protect the market risk variation in the receipt and payment of interest, the Bank uses interest rate swaps and futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

•         Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or US Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object.

•         The Bank has a portfolio of assets indexed to the Euro and traded in Offshore branches. In the transaction, the value of the asset in Euros will be converted into Dollars at the rate of the exchange contract for the entry of the transaction. As from the conversion, the principal amount of the transaction, already expressed in US dollars, will be corrected by a floating or fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

•         The Bank has pre-fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a hedge accounting structure.

•         The Bank has a pre-fixed interest rate risk on its liabilities through issues of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a risk related to the IPCA index generated by the issuance of a Guaranteed Real Estate Bill. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a hedge accounting structure.

•         In the second quarter of 2022, a new hedge accounting structure was implemented with designation as of April 1, 2022, in which the hedge relationship is to protect up to 100% of the debts that make up the Time Deposit portfolio and corresponding Banks called in Dollars, through the contracting of derivative financial instruments to hedge against exchange rate risk.

In market risk hedge, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to variations in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes exchange rates of unrecognized assets and liabilities.

The Bank applies cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object foreign currency loan transactions negotiated with third parties through offshore agencies and securities of the Brazilian external debt held to maturity.

• Contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of securities available for sale.

• Banco RCI Brasil SA has hedge operations whose purpose is funding operations with financial bills (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) indexed to CDI and uses interest rate swaps to make the pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under equity valuation adjustments until the forecast transactions occur, at which time this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. On June 30, 2022 and December 31, 2021, no results referring to the ineffective portion were recorded.

								Bank
				06/30/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	58,185	83,888	453,937	439,405	84,937	82,563	559,396	551,710
Credit Operations Hedge	58,185	83,888	453,937	439,405	84,937	82,563	559,396	551,710
Futures Contracts	341,592	237,221	34,604,150	31,102,578	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	87,798	170,766	5,320,565	3,310,370	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	20,961	24,873	18,147,962	18,125,530	43,612,299	38,593,904	42,680,999	38,587,378
Funding Hedge	232,833	41,582	11,135,623	9,666,678	-	-	-	-

Cash Flow Hedge
Futures Contracts	9,948	13,303	35,711,172	34,326,836	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	-	11,505	2,751,875	2,586,217	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	9,948	1,798	32,959,297	31,740,619	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	-	-	-	-	10,298,786	11,030,809	10,176,522	11,069,000

								Consolidated
				06/30/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	58,185	83,888	453,937	439,405	84,937	82,563	559,396	551,710
Credit Operations Hedge	58,185	83,888	453,937	439,405	84,937	82,563	559,396	551,710
Futures Contracts	341,592	237,221	34,604,150	31,102,578	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	87,798	170,766	5,320,565	3,310,370	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	20,961	24,873	18,147,962	18,125,530	43,612,299	38,593,904	42,680,999	38,587,378
Funding Hedge	232,833	41,582	11,135,623	9,666,678	-	-	-	-

Cash Flow Hedge
Swap Contracts	4,021,939	3,915,796	2,284,194	2,080,633	4,799,882	3,922,255	5,904,442	3,864,350
Funding Hedge	4,021,939	3,915,796	2,284,194	2,080,633	4,799,882	3,922,255	5,904,442	3,864,350
Futures Contracts	9,948	13,303	35,711,172	34,326,836	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	-	11,505	2,751,875	2,586,217	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	9,948	1,798	32,959,297	31,740,619	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	-	-	-	-	10,298,786	11,030,809	10,176,522	11,069,000

(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

(1) Creditor amounts refer to asset transactions and debtor transactions to liability transactions.

					Bank					Consolidated
				06/30/2022	12/31/2021				06/30/2022	12/31/2021
	Up to	From 3 to	Over			Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	-	-	83,888	83,888	84,767	-	-	83,888	83,888	84,767
Credit Operations Hedge	-	-	83,888	83,888	84,767	-	-	83,888	83,888	84,767
Futures Contracts	35,014	135,349	66,859	237,221	41,437,967	35,014	135,349	66,859	237,221	41,437,967
Credit Operations Hedge	35,014	135,752	-	170,766	38,587,378	35,014	135,752	-	170,766	38,587,378
Securities Hedge	-	(403)	25,277	24,873	2,850,589	-	(403)	25,277	24,873	2,850,589
Funding Hedge	-	-	41,582	41,582	-	-	-	41,582	41,582	-

Cash Flow Hedge
Swap Contracts	-	-	-	-	3,728,462	-	-	3,915,796	3,915,796	3,728,462
Funding Hedge	-	-	-	-	3,728,462	-	-	3,915,796	3,915,796	3,728,462
Futures Contracts	-	13,303	-	13,303	110,932,644	-	13,303	-	11,505	110,932,644
Credit Operations Hedge	-	11,505	-	11,505	28,542,862	-	11,505	-	11,505	28,542,862
Securities Hedge	-	1,798	-	1,798	71,320,781	-	1,798	-	1,798	71,320,781
Funding Hedge	-	-	-	-	11,069,000	-	-	-	-	11,069,000

In the Bank and Consolidated, the effect of mark-to-market of swap contracts and future assets corresponds to a credit in the amount of R$ 744,519 (12/31/2021 - R$193,793) and is recorded in equity, net of tax effects, of which R$ 0 (12/31/2021 – R$ 569) will be realized against revenue over the next twelve months.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives for the purposes of managing counterparty risk and meeting the demands of its customers, carrying out operations of purchase and sale of protection through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

They are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent to the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		06/30/2022		12/31/2021
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,739,852	-	3,984,392	-
Total	3,739,852	-	3,984,392	-

		06/30/2022		12/31/2021
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,739,852	3,739,852	3,984,392	3,984,392
Per Risk Classification: Below Investment Grade	3,739,852	3,739,852	3,984,392	3,984,392
Per Reference Entity: Brazilian Government	3,739,852	3,739,852	3,984,392	3,984,392

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Financial Literature of the Treasury - LFT	12,887,465	28,481,618	16,743,524	31,305,549
National Treasury Bills - LTN	-	1,015,470	2,067,868	3,751,223
National Treasury Notes - NTN	19,433,364	4,551,507	23,031,422	7,725,538
Total	32,320,828	34,048,594	41,842,814	42,782,310

7.     Interbank Accounts

The balance of the interbank relationship item is composed of restricted credits represented mainly by deposits made at Bacen to fulfill the requirements of compulsory on demand deposits, savings deposits and time deposits and by payments and receipts to be settled, represented by checks and other papers sent to the clearing service and payment transactions (active and passive position).

8.     Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	6/30/2022	12/31/2021	6/30/2022	12/31/2021
Lending Operations	325,044,180	317,359,419	391,619,071	383,479,674
Loans and Discounted Titles	212,843,183	209,544,801	215,699,642	211,026,403
Financing	41,869,001	39,635,785	105,587,433	104,274,438
Rural and Agroindustrial - Financing	14,140,964	13,409,499	14,140,964	13,409,499
Real Estate Financing	56,191,032	54,769,334	56,191,032	54,769,334
Leasing Operations	-	-	2,710,499	2,695,952
Advances on Foreign Exchange Contracts (1)	9,135,051	6,380,642	9,135,051	6,380,642
Other Receivables (2)	61,820,346	66,841,237	65,124,982	70,101,593
Credits for Avals and Sureties Honored (Note 10.a.)	338,772	169,942	559,361	471,385
Income Receivable from Advances Granted - Foreign Exchange Portfolio	131,160	131,244	131,160	131,244
Other Receivables – Other	61,350,414	66,540,051	64,434,461	69,498,964
Total	395,999,577	390,581,298	468,589,603	462,657,861

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations (Note 9).

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 12).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, from January 1, 2012 on, began to remain recorded in the credit portfolio. For credit assignment operations carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were derecognized from the registration of the original operation and the result determined in the assignment was appropriated to the result for the period.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the period ended June 30, 2022, credit assignment operations without recourse were carried out in the amount of R$ 2,848,023 (12/31/2021 - R$13,255,965). These amounts refer to operations, substantially, of loans and discounted securities, not having amounts of this amount with a Group company.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse referring to real estate financing in the amount of R$688,821, whose maturities will occur until October 2041. On June 30, 2022, the present value of the assigned operations is R$ 36,219 ( 12/31/2021 – R$ 40,790).

These assignment operations were carried out with a co-obligation clause, with mandatory repurchase in the following situations:

- Non-performing contracts for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3401/2006; and

- Contracts subject to intervention.

The compulsory repurchase amount will be calculated by the debit balance of the credit duly updated on the respective repurchase date.

From the date of assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	6/30/2022	12/31/2021	6/30/2022	12/31/2021
Overdue	11,438,681	8,604,538	12,917,245	9,851,990
Due to:
Up to 3 Months	96,591,815	95,540,587	106,552,139	105,690,188
From 3 to 12 Months	92,354,297	94,386,260	116,684,173	118,277,838
Over 12 Months	195,614,784	192,049,913	232,436,046	228,837,845
Total	395,999,577	390,581,298	468,589,603	462,657,861

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	6/30/2022	12/31/2021	6/30/2022	12/31/2021
Private Sector	395,045,647	389,584,358	467,634,937	461,660,021
Industry	64,728,057	66,175,356	65,964,710	67,326,360
Commercial	49,419,502	46,914,290	54,907,340	52,116,991
Financial Institutions	1,678,995	1,409,948	1,287,380	1,139,660
Services and Other (1)	62,586,912	64,288,268	69,466,472	70,874,163
Individuals	212,044,102	206,057,453	271,346,652	265,381,454
Credit Cards	45,505,455	45,804,859	45,505,455	45,804,859
Mortgage Loans	54,339,737	52,992,797	54,339,737	52,992,797
Payroll Loans	54,473,308	52,303,502	54,473,308	52,303,502
Financing and Vehicles Lease	1,285,095	1,703,858	56,179,225	56,514,921
Others (2)	56,440,507	53,252,437	60,848,927	57,765,375
Agricultural	4,588,079	4,739,043	4,662,383	4,821,393
Public Sector	953,930	996,940	954,666	997,840
State	361,044	331,735	361,044	331,735
Municipal	592,886	665,205	593,622	666,105
Total	395,999,577	390,581,298	468,589,603	462,657,861

(1) Includes real estate credit activities to construction companies/developers (business plan), transportation, health and personal services, among others.

(2) Includes personal loans, overdraft among others.

d) Loan Portfolio and Provision for Expected Losses Associated with Credit Risk Distributed by Corresponding Risk Levels

													Bank
							06/30/2022						12/31/2021
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	177,131,101	-	177,131,101	-	-	-	180,139,073	-	180,139,073	-	-	-
A	0.5%	104,779,727	-	104,779,727	523,899	3	523,902	104,992,054	-	104,992,054	524,960	2	524,962
B	1.0%	35,036,329	2,388,523	37,424,852	374,249	206	374,455	35,871,587	2,253,434	38,125,021	381,250	167	381,417
C	3.0%	28,884,407	3,193,832	32,078,239	962,347	1,925	964,272	29,029,189	2,798,938	31,828,127	954,844	1,899	956,743
D	10.0%	12,905,965	3,958,258	16,864,223	1,686,422	84,212	1,770,634	10,439,757	3,063,622	13,503,379	1,350,338	2,206,475	3,556,813
E	30.0%	3,218,604	2,864,414	6,083,018	1,824,905	1,046,272	2,871,177	2,346,953	2,301,009	4,647,962	1,394,389	757,194	2,151,583
F	50.0%	2,365,016	2,228,360	4,593,376	2,296,688	773,339	3,070,027	1,828,300	1,831,787	3,660,087	1,830,043	582,385	2,412,428
G	70.0%	2,367,959	2,011,920	4,379,879	3,065,916	919,319	3,985,235	1,865,631	1,570,929	3,436,560	2,405,590	643,556	3,049,146
H	100.0%	5,487,904	7,125,263	12,613,167	12,613,167	-	12,613,167	3,375,689	6,964,787	10,340,476	10,340,475	-	10,340,475
Total		372,177,012	23,770,570	395,947,582	23,347,593	2,825,276	26,172,869	369,888,233	20,784,506	390,672,739	19,181,889	4,191,678	23,373,567

													Consolidated
							06/30/2022						12/31/2021
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	194,801,477	-	194,801,477	-	-	-	199,635,521	-	199,635,521	-	-	-
A	0.5%	139,884,465	2,046	139,886,511	699,433	3	699,436	138,688,667	2,090	138,690,757	693,454	2	693,456
B	1.0%	42,770,284	4,234,639	47,004,923	470,049	206	470,255	44,189,990	3,890,801	48,080,791	480,808	167	480,975
C	3.0%	30,828,433	4,948,561	35,776,994	1,073,310	1,925	1,075,235	31,313,221	4,196,290	35,509,511	1,065,285	1,899	1,067,184
D	10.0%	13,634,713	5,068,958	18,703,671	1,870,367	84,212	1,954,579	11,009,408	3,847,376	14,856,784	1,485,678	2,245,960	3,731,638
E	30.0%	3,407,726	3,601,853	7,009,579	2,102,874	1,046,272	3,149,146	2,633,675	2,896,095	5,529,770	1,658,931	887,864	2,546,795
F	50.0%	2,627,075	2,866,054	5,493,129	2,746,564	784,976	3,531,540	1,936,705	2,275,793	4,212,498	2,106,249	690,148	2,796,397
G	70.0%	2,442,740	2,462,908	4,905,648	3,433,953	1,071,685	4,505,638	2,031,334	1,916,832	3,948,166	2,763,716	765,637	3,529,353
H	100.0%	5,829,385	9,126,291	14,955,676	14,955,676	-	14,955,676	3,690,054	8,595,444	12,285,498	12,285,498	-	12,285,498
Total		436,226,298	32,311,310	468,537,608	27,352,226	2,989,279	30,341,505	435,128,575	27,620,721	462,749,296	22,539,619	4,591,677	27,131,296

(1) Includes due and overdue installments.

(2) The additional provision is constituted mainly based on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) In the Bank and Consolidated, the total credit portfolio includes the amount of R$ 51,995 (12/31/2021- R$91,435), referring to the adjustment to market value of the credit operations that are subject to protection, recorded in accordance with article 5 of Circular Letter 3,624 of Bacen of December 26, 2013 and which are not included in the risk levels note.

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we demonstrate below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision made for each risk level:

					Bank/Consolidated
			06/30/2022		12/31/2021
Risk Level	% Minimun Allowance Required	Assets	Allowance Required	Assets	Allowance Required
AA	0.0%	7,445	-	9,132	-
A	0.5%	245,943	184	401,095	301
B	1.0%	169,865	255	276,818	415
C	3.0%	185,108	833	285,783	1,286
D	10.0%	138,603	2,079	165,099	2,476
E	30.0%	11,913	536	15,153	682
F	50.0%	8,832	662	19,682	1,476
G	70.0%	9,533	1,001	15,714	1,650
H	100.0%	231,351	13,182	120,077	18,011
Total		1,008,593	18,733	1,308,553	26,297

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Opening Balance	23,373,568	21,835,445	27,131,296	25,067,489
Allowances Recognized	9,049,271	5,936,734	10,920,500	7,064,177
Write-offs	(6,249,970)	(5,174,358)	(7,710,291)	(6,129,653)
Closing Balance	26,172,869	22,597,821	30,341,505	26,002,013
Recoveries Credits	1,154,703	1,322,337	1,464,128	1,498,852

f) Renegotiated Credits

		Bank		Consolidated
	6/30/2022	12/31/2021	6/30/2022	12/31/2021
Renegotiated Credits	27,157,821	20,005,822	31,684,401	23,634,268
Allowance for Loan Losses	(13,374,036)	(10,100,946)	(14,775,465)	(11,120,588)
Percentage of Coverage on Renegotiated Credits	49.2%	50.5%	46.6%	47.1%

g) Loan Portfolio Concentration

				Consolidated
		6/30/2022		12/31/2021
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	7,419,917	1.2%	6,767,732	1.4%
10 Largest	41,352,653	6.9%	40,864,829	7.5%
20 Largest	62,400,199	10.4%	60,535,018	11.2%
50 Largest	96,910,461	16.2%	93,411,357	17.6%
100 Largest	126,984,291	21.3%	124,364,929	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9. Exchange Portfolio

Exchange Portfolio

	Bank/Consolidated
	06/30/2022	12/31/2021
Assets
Rights to Foreign Exchange Sold	20,239,093	25,885,822
Exchange Purchased Pending Settlement	38,126,058	38,311,762
Advances in Local Currency	(673,185)	(138,651)
Income Receivable from Advances and Importing Financing	131,160	131,244
Currency and Documents Term Foreign Currency	-	2,752
Total	57,823,126	64,192,929
Liabilities
Exchange Sold Pending Settlement	27,517,052	34,822,053
Foreign Exchange Purchased	31,027,788	29,117,239
Advances on Foreign Exchange Contracts (Note 8.a)	(9,135,051)	(6,380,642)
Others	129	141
Total	49,409,918	57,558,791

Memorandum Accounts
Outstanding Import Credits	2,245,328	2,433,568
Confirmed Export Credits	48,883	288,822

10. Other Financial Assets

a)  Other Financial Assets

		Bank
	06/30/2022	12/31/2021
	Total	Total
Exchange Portfolio (Note 9)	57,823,126	64,192,929
Trading and Intermediation of Values	2,890,571	5,625,242
Interbank Accounts	91,770,723	87,981,008
Credits for Avals and Sureties Honored (Note 8.a.)	338,772	169,942
Total	152,823,192	157,969,121

		Consolidated
	06/30/2022	12/31/2021
Exchange Portfolio (Note 9)	57,823,126	64,192,929
Trading and Intermediation of Values	4,228,153	6,723,764
Interbank Accounts	92,107,619	88,376,555
Credits for Avals and Sureties Honored (Note 8.a.)	559,361	471,385
Total	154,718,259	159,764,633

b) Securities Trading and Brokerage

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets
Financial Assets and Pending Settlement Transactions	792,837	1,521,217	1,821,883	1,897,317
Clearinghouse Transactions	3,995	1,750	29,007	3,170
Debtors Pending Settlement	16,427	39,216	265,835	718,223
Stock Exchanges - Guarantee Deposits	880,827	3,095,211	885,796	3,099,913
Others (1)	1,196,485	967,848	1,225,633	1,005,141
Total	2,890,571	5,625,242	4,228,154	6,723,764
Liabilities
Financial Assets and Pending Settlement Transactions	257,893	2,940,343	629,675	3,247,435
Creditors Pending Settlement	7,135	6,717	305,858	150,476
Creditors for Loan of Shares	-	-	541,047	448,390
Clearinghouse Transactions	1	-	115,500	332,350
Records and Settlement	3,596	2,766	4,506	3,685
Others	426	-	17,653	327
Total	269,051	2,949,826	1,614,239	4,182,663

(1) Refers to deposits made as collateral for derivative transactions carried out with clients in the over-the-counter market.

11. Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	06/30/2022	12/31/2021	12/31/2021	Recognition	Realization	06/30/2022
Allowance for Loan Losses	35,554,381	32,151,456	14,468,155	4,076,931	(2,545,614)	15,999,471
Reserve for Legal and Administrative Proceedings - Civil	3,729,789	4,323,509	1,945,580	287,782	(554,956)	1,678,406
Reserve for Tax Risks and Legal Obligations	3,905,046	3,689,060	1,623,796	128,574	(31,380)	1,720,990
Reserve for Legal and Administrative Proceedings - Labor	5,691,476	5,587,123	2,514,206	364,865	(317,907)	2,561,165
Agio	106,485	109,248	49,162	-	(1,243)	47,919
Adjustment to Fair Value of Trading Securities and Derivatives	9,575,601	8,081,267	1,562,878	2,442,458	(2,100,130)	1,905,206
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	9,968,680	8,727,582	2,124,709	585,322	(283,179)	2,426,851
Accrual for Pension Plan (2)	769,478	1,769,948	796,476	36,961	(487,173)	346,264
Profit Sharing, Bonuses and Personnel Gratuities	947,904	1,226,774	529,182	412,515	(534,942)	406,755
Other Temporary Provisions (3)	6,851,674	6,935,677	3,022,850	-	(27,653)	2,995,197
Total Tax Credits on Temporary Differences	77,100,514	72,601,644	28,636,994	8,335,408	(6,884,178)	30,088,224
Tax Losses and Negative Social Contribution Bases	10,080,975	10,144,740	4,536,556	262,005	(327,993)	4,470,568
Balance of Recorded Deferred Tax Assets	87,181,489	82,746,384	33,173,550	8,597,413	(7,212,171)	34,558,792

	Origins					Consolidated
			Balances on			Balances on
	06/30/2022	12/31/2021	12/31/2021	Recognition	Realization	06/30/2022
Allowance for Loan Losses	42,147,130	38,547,733	17,036,391	4,898,647	(3,262,215)	18,672,823
Reserve for Legal and Administrative Proceedings - Civil	4,001,074	4,590,834	2,046,045	336,328	(598,155)	1,784,218
Reserve for Tax Risks and Legal Obligations	6,308,667	6,028,067	2,537,729	179,118	(50,670)	2,666,177
Reserve for Legal and Administrative Proceedings - Labor	6,070,926	5,972,720	2,655,871	427,748	(381,589)	2,702,030
Agio	106,485	109,248	49,162	-	(1,243)	47,919
Adjustment to Fair Value of Trading Securities and Derivatives	9,724,721	8,196,778	1,609,048	2,455,902	(2,100,130)	1,964,820
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	11,974,690	10,748,333	2,471,319	608,436	(299,500)	2,780,255
Accrual for Pension Plan (2)	770,541	1,793,709	804,555	36,961	(494,890)	346,626
Profit Sharing, Bonuses and Personnel Gratuities	1,084,227	1,432,705	599,768	464,234	(611,445)	452,557
Other Temporary Provisions (3)	8,256,039	7,602,125	3,392,198	392,745	(230,161)	3,554,782
Total Tax Credits on Temporary Differences	90,444,499	85,022,252	33,202,086	9,800,119	(8,029,999)	34,972,206
Tax Losses and Negative Social Contribution Bases	10,412,816	10,295,706	4,755,984	325,052	(360,961)	4,720,075
Balance of Recorded Deferred Tax Assets	100,857,315	95,317,958	37,958,070	10,125,171	(8,390,960)	39,692,280

(1) Includes deferred tax assets of IRPJ, CSLL, PIS and COFINS.

(2) Includes deferred tax assets of IRPJ and CSLL, on adjustments to the employee benefit plan.

(3) Mainly composed of provisions of an administrative nature.

On June 30, 2022, unactivated tax credits totaled R$ 67,553 (12/31/2021 – R$90,574) in the Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil's financial statements was made at the rates applicable to the expected period of their realization and is based on the projection of future results and on a technical study prepared pursuant to CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

a.2) Expected Realization of Recorded Tax Credits

					Bank
					06/30/2022
	Temporary Differences			Loss Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	2,508,766	2,021,124	64,289	777,566	5,371,745
2023	5,493,014	4,371,756	128,579	2,628,002	12,621,351
2024	4,866,724	3,916,848	128,579	1,065,000	9,977,150
2025	2,715,873	2,184,426	128,579	-	5,028,878
2026	517,141	413,707	64,289	-	995,138
2027 to 2031	279,882	247,214	-	-	527,096
Over 2032	20,797	16,638	-	-	37,435
Total	16,402,197	13,171,712	514,316	4,470,568	34,558,792

					Consolidated
					06/30/2022
	Temporary Differences			Loss Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	2,981,134	2,296,867	67,758	794,418	6,140,176
2023	6,544,140	4,994,654	135,515	2,703,334	14,377,644
2024	5,590,532	4,367,281	135,515	1,104,481	11,197,809
2025	3,146,130	2,457,810	135,515	40,366	5,779,822
2026	841,880	613,759	67,758	19,908	1,543,305
2027 to 2031	290,885	267,620	-	57,198	615,702
Over 2032	20,811	16,643	-	369	37,822
Total	19,415,512	15,014,633	542,060	4,720,075	39,692,280

Due to the existing differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4,818/2020 and BCB Resolution 2/2020, Deferred Tax Assets must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Deferred Tax Assets

The present value of deferred tax assets recorded is R$ 30,572,178 - (12/31/2021 - R$31,575,967) in the Bank and R$35,069,802 - (12/31/2021 - R$36,110,693) in the Consolidated, calculated according to the expected realization of temporary differences, tax loss carryforwards, negative CSLL bases and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

Tax and Social Security

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Deferred Tax Liabilities	2,619,134	2,030,169	3,580,063	2,708,477
Provision for Taxes and Contributions on Income	631,662	174,588	1,574,320	1,339,495
Taxes Payable	452,185	765,882	706,375	1,034,873
Total	3,702,981	2,970,639	5,860,758	5,082,845

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	06/30/2022	12/31/2021	12/31/2021	Recognition	Realization	06/30/2022
Adjustment to Fair Value of Trading Securities and Derivatives	5,722,132	638,141	155,353	7,419,977	(6,182,291)	1,393,039
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	4,585,902	7,259,029	1,767,194	175,636	(825,231)	1,117,599
Excess Depreciation of Leased Assets	21,369	21,438	5,360	-	(17)	5,343
Others	229,641	227,660	102,262	891	-	103,153
Total	10,559,044	8,146,268	2,030,169	7,596,504	(7,007,539)	2,619,134

	Origins					Consolidated
			Balances on			Balances on
	06/30/2022	12/31/2021	12/31/2021	Recognition	Realization	06/30/2022
Adjustment to Fair Value of Trading Securities and Derivatives	6,701,036	1,630,907	383,698	7,458,573	(6,255,338)	1,586,933
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	5,133,059	7,646,179	1,788,454	269,424	(846,573)	1,211,304
Excess Depreciation of Leased Assets	1,380,346	1,343,391	335,784	28,974	(19,751)	345,007
Others	977,872	476,538	200,541	244,837	(8,559)	436,818
Total	14,192,314	11,097,015	2,708,477	8,001,807	(7,130,222)	3,580,063

(1) Includes IRPJ, CSLL, PIS and Cofins.

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	161,081	128,143	30,654	319,878
2023	322,162	256,286	61,308	639,756
2024	322,162	256,286	61,308	639,756
2025	321,271	256,286	61,308	638,865
2026	163,061	130,430	30,654	324,145
2027 to 2031	28,705	22,871	-	51,577
After 2032	2,871	2,287	-	5,158
Total	1,321,312	1,052,590	245,232	2,619,134

				Consolidated
				06/30/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	362,604	164,278	35,174	562,056
2023	558,070	309,815	70,349	938,234
2024	423,675	308,231	70,349	802,255
2025	414,704	304,382	68,870	787,956
2026	227,152	163,029	33,696	423,877
2027 to 2031	34,688	25,289	-	59,977
After 2032	3,260	2,448	-	5,708
Total	2,024,153	1,277,472	278,438	3,580,063

c) Income Tax and Social Contribution

		Bank
	01/01 to 06/30/2022	01/01 to 06/30/2021
Income Before Taxes on Income and Profit Sharing	9,373,507	12,691,073
Profit Sharing (1)	(947,998)	(858,132)
Income Before Taxes	8,425,509	11,832,941
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(3,791,479)	(5,324,823)
Equity in Subsidiaries (2)	1,104,374	881,699
Nondeductible Expenses, Net of Non-Taxable Income	624,288	(471,973)
Interest on Equity	1,127,349	-
Exchange Variation - Foreign Branches	-	(331,097)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	293,538	279,051
Other Adjustments Social Contribution Taxes 5% (3)	-	218,034
Other Adjustments, Including Profits Provided Abroad	(7,194)	11,246
Income and Social Contribution Taxes	(649,124)	(4,737,863)
Current Taxes	(762,677)	(4,815,896)
Income tax and social contribution for the year	(762,677)	(4,815,896)
Deferred Taxes	179,542	2,073,467
Constitution / realization in the period on temporary additions and exclusions - Result	179,542	2,073,467
Use of opening balances of:	(327,992)	(1,995,434)
Negative social contribution base	(139,657)	(869,479)
Tax loss	(188,335)	(1,125,955)
Constitution in the period on:	262,003	-
Negative social contribution base	126,904	-
Tax loss	135,099	-
Total deferred taxes	113,553	78,033
Income tax and social contribution	(649,124)	(4,737,863)

		Consolidated
	01/01 to 06/30/2022	01/01 to 06/30/2021
Income Before Taxes on Income and Profit Sharing	11,248,685	13,854,344
Profit Sharing (1)	(938,809)	(940,467)
Unrealized Income	(176)	358
Income Before Taxes	10,309,700	12,914,235
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(4,639,365)	(5,811,406)
Equity in Subsidiaries (2)	19,530	12,855
Nondeductible Expenses, Net of Non-Taxable Income (4)	901,496	(464,739)
Exchange Variation - Foreign Branches	-	(331,097)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	23,678	304,714
Interest on Capital	1,127,349	5,490
Effects of Change in Rate of CSLL (3)	284,384	182,495
Other Adjustments Social Contribution Taxes 5%	-	269,672
Other Adjustments, Including Profits Provided Abroad	(5,543)	(94,862)
Income and Social Contribution Taxes	(2,288,471)	(5,926,879)
Current Taxes	(2,338,169)	(6,125,830)
Income tax and social contribution for the year	(2,338,169)	(6,125,830)
Deferred Taxes	131,260	2,221,272
Constitution / realization in the period on temporary additions and exclusions - Result	131,260	2,221,272
Use of opening balances of:	(342,582)	(2,026,985)
Negative social contribution base	(154,247)	(869,479)
Tax loss	(188,335)	(1,157,506)
Constitution in the period on:	261,020	4,664
Negative social contribution base	125,920	1,163
Tax loss	135,100	3,501
Total deferred taxes	49,698	198,951
Income tax and social contribution	(2,288,471)	5,926,879

(1) The calculation basis is net income, after IR and CSLL.

(2) Interest on shareholders' equity received and receivable is not included in the results of investments in associates and subsidiaries.

(3) Effect of the rate difference for companies that use the social contribution rate of 9% and 15%.

(4) In addition to the recurring events shown in this line, the relative amounts of the judgment of Theme 962 by the Federal Supreme Court (STF) were also recognized for the non-levy of IRPJ and CSLL on the amounts related to the Selic rate of repetition of tax undue.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for foreign trade financing and working capital.

To cover the exposure to exchange variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while that gains or losses from derivatives used as a hedge are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation on investments abroad must be computed in the determination of taxable income and the basis for calculating the Social Contribution on Net Income ( CSLL) of the investing company domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of IRPJ and CSLL.

The different tax treatment of such exchange differences results in volatility in the "Income from operations before taxation" and in the item "Income taxes". Below are the effects of the transactions carried out, as well as the total effect of the currency hedge for the semesters ended June 30, 2022 and 2021:

In Reais Millions	01/01 to 06/30/2022	01/01 to 06/30/2021
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	(2,500)	(1,944)
Result generated by derivative contracts used as hedge	2,622	2,869
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(122)	(133)
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	-	(792)

d) Tax Expenses

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Cofins (Contribution for Social Security Financing)	1,194,983	1,288,709	1,613,358	1,653,170
ISS (Tax on Services)	309,164	309,556	407,130	399,602
PIS (Tax on Revenue)	194,185	209,415	276,058	279,503
Others	173,622	84,034	249,998	104,353
Total	1,871,954	1,891,715	2,546,544	2,436,627

12.   Other Assets

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Notes and Credits Receivable
Credit Cards	36,652,885	38,697,565	36,652,885	38,697,565
Receivables (1)	24,038,205	27,228,813	29,178,885	31,770,716
Escrow Deposits for:
Tax Claims	5,686,072	5,481,136	7,499,582	7,258,166
Labor Claims	1,564,770	1,648,343	1,682,165	1,752,187
Others - Civil	1,162,238	1,096,701	1,331,418	1,286,274
Contract Guarantees - Former Controlling Stockholders (Note 20.f)	496	496	496	496
Reimbursable Payments	166,277	178,077	181,672	192,562
Salary Advances/Others	211,995	199,212	1,465,907	856,579
Employee Benefit Plan (Note 29.a)	227,965	231,100	278,966	287,809
Debtors for Purchase of Assets	578,447	551,756	650,211	602,780
Receivable from Affiliates	33,890	38,827	174,188	242,217
Income Receivable	2,904,761	3,077,494	3,054,282	3,110,771
Other Values and Assets	2,125,770	1,361,411	2,350,802	1,552,099
Others	4,159,691	2,081,481	4,968,879	2,755,980
Total	79,513,462	81,872,412	89,470,338	90,366,201

(1) Consists of operations with credit assignment characteristics, substantially consisting of "Confirming" operations with legal entities subject to credit risk and analysis of expected losses associated with credit risk by segment, in accordance with the Bank's risk policies.

13.   Dependences Information and Foreign Subsidiary

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banking and Trust Company Act and is duly registered as a Foreign Company with the Grand Cayman, Cayman Islands Corporate Registry Officer. The agency, therefore, is duly authorized to carry out banking business in the Cayman Islands, and is currently involved in fundraising business in the international banking and capital market to provide lines of credit to Banco Santander, which are then extended to the Bank's customers. Santander for working capital and foreign trade financing. It also takes deposits in foreign currency from corporate and individual clients and grants credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with outstanding capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows the expansion of the funding capacity. The opening of the branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the Cayman Branch's capital was reduced by an equivalent amount, the amount of US$1 billion was allocated to the capital. seconded company from the Luxembourg agency.

Subsidiary:

The summarized financial positions of the branches and subsidiary abroad, converted at the exchange rate in effect on the balance sheet date included in the financial statements, comprise the following positions (without eliminating transactions with affiliates):

	Grand Cayman Branch (3)		Luxembourg Branch (3)
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets	153,896,834	158,796,211	88,237,400	81,914,595
Current and Long-term Assets	153,896,804	158,796,179	88,237,281	81,914,414
Cash	1,337,153	9,127,129	2,617,003	1,630,327
Interbank Investments	46,241,442	26,583,540	10,196,293	13,138,145
Securities and Derivatives Financial Instruments	78,269,192	89,178,436	18,252,181	14,433,434
Lending Operations (1)	13,466,035	18,271,074	52,232,215	46,639,821
Foreign Exchange Portfolio	9,739,271	11,128,060	4,488,207	5,473,283
Others	4,843,711	4,507,940	451,382	599,404
Permanent Assets	30	32	119	181
Liabilities	153,896,834	158,796,211	88,237,400	81,914,595
Current and Long-term Liabilities	122,018,628	120,638,194	80,718,232	74,024,804
Deposits and Money Market Funding	40,503,851	30,505,351	11,994,295	7,973,185
Funds from Acceptance and Issuance of Securities	20,220,257	20,395,593	35,341,639	36,365,115
Debt Instruments Eligible to Compose Capital	13,221,494	14,088,607	-	-
Borrowings (2)	26,242,367	31,320,740	25,679,503	23,239,576
Foreign Exchange Portfolio	9,582,281	11,050,587	4,673,139	5,480,439
Others	12,248,378	13,277,316	3,029,656	966,489
Future Year Results	-	30,309	-	11,693
Stockholders' Equity	31,878,206	38,127,708	7,519,168	7,878,098

	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Period result	1,035,991	1,210,345	334,600	369,291

(1)  Refers, mainly, to financial operations, in terms of export financing.

(2)  Obligations for loans abroad related to export and import financing lines and other credit lines.

(3)  The functional currency is Real.

14.   Investments in Affiliates and Subsidiaries Subsidiary

a)            Consolidation Perimeter

		Quantity of Shares or Quotas Owned (in Thousands)			06/30/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Credit Collection and Recovery Management	2,607,128	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	26,655	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Payment Method	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services provision	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Broker	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	188,575	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	0.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos E Valores Mobiliários S.A.	Leasing	461	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Technology	3,808	-	0.00%	90.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250	-	0.00%	100.00%
Controlled by Santander Distribuidora de Títulos E Valores Mobiliários S.A.
Toro Corretora de Títulos de Valores Mobiliários Ltda.	Broker	21,726	-	0.00%	63.00%
Toro Investimentos S.A.	investments	44,101	-	0.00%	2.06%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	investments	228,461	-	0.00%	96.57%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Mobills Labs Soluções em Tecnologia Ltda.
Mob Soluções em Tecnologia Ltda.	Technology	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Monetus Corretora de Seguros Ltda.	Broker	510	-	0.00%	100.00%
		Quantity of Shares or Quotas Owned (in Thousands)			06/30/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	5,090	4,809	19.45%	19.45%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
CIP S.A.	Other Activities	9,114	-	17.87%	17.87%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Technology	425,126,827	-	0.00%	70.00%
Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	0.00%	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	0.00%	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	0.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Other Activities	22,454	-	0.00%	20.00%
Jointly Controlled Companies by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Services provision	23,243	-	0.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	6,591	-	0.00%	66.67%
Jointly Controlled Companies by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	542,004	-	0.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	1,000	-	0.00%	100.00%
Jointly Controlled Companies by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	0.00%	100.00%

Consolidated Investment Funds

• Santander Investment Fund Amazonas Multimercado Private Credit for Investment Abroad (Santander FI Amazonas);

• Santander Investment Fund Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

• Santander Investment Fund Guarujá Multimercado Private Credit for Investment Abroad (Santander FI Guarujá);

• Santander Investment Fund Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Investment Fund SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander Paraty QIF PLC (Santander Paraty) (4);

• Sale of Vehicles Credit Rights Investment Fund (Sale of FIDC Vehicles) (1);

• Credit Rights Investment Fund RN Brasil - Vehicle Financing (FI RN Brasil - Vehicle Financing) (2);

• Prime 16 – Real Estate Investment Fund (current name of BRL V - Fundo de Investimento Imobiliário - FII) (3);

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

• Multisegment Credit Rights Investment Fund NPL Ipanema VI - Non-Standardized (Ipanema Investment Fund NPL VI) (5);

• Santander Hermes Multimercado Private Credit Infrastructure Investment Fund;

• Wholesale Credit Rights Investment Fund – Non-Standardized;

• Current - Multimarket Investment Fund Private Credit Investment Abroad (6); and

• Verbena FCVS - Credit Rights Investment Fund (7).

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade notes to the Fund. This Fund exclusively buys duplicates from the automaker Renault. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. sells receivables (CDC Portfolio) to FI RN Brasil - Vehicle Financing. Senior shares have only one investor. Banco RCI Brasil S.A. holds 100% of the subordinated shares.

(3) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of the properties in guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, through payment of the aforementioned credit operations.

(4) Banco Santander, through its subsidiaries, owns the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, both of which are fully consolidated in their Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(5) Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Créditos Financeiros), a company that acquired certain credit operations from Banco Santander (overdue for more than 360 days) and controlled by Banco Santander, holds 100% of the shares of this fund.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

b)    Composition of Investments

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2022	01/01 to 06/30/2022	06/30/2022	12/31/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Controlled by Banco Santander
Santander Leasing	11,378,499	325,246	11,378,499	11,172,028	325,246	96,061
Banco Bandepe S.A.	-	-	-	-	-	36,530
Santander Brasil EFC	-	-	-	-	-	(35,574)
Santander Corretora de Seguros	5,164,786	567,132	5,169,861	4,609,417	567,132	491,782
Getnet S.A.	-	-	-	-	-	56,220
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	3,443,986	153,607	3,443,986	2,690,379	153,607	34,018
Aymoré CFI	12,680,583	375,381	12,680,583	2,305,203	375,381	730,031
Sancap	1,302,364	417,759	1,302,364	992,882	417,759	155,311
Santander CCVM	873,681	66,863	873,681	807,096	66,863	49,155
Banco RCI Brasil S.A.	1,552,440	56,299	619,283	608,156	22,458	35,984
Santander Brasil Consórcio	1,241,821	227,841	1,241,821	1,013,980	227,841	161,113
CIP S.A.	2,088,955	94,196	373,296	-	16,832	-
Outros	2,064,548	231,680	2,022,891	1,759,775	281,046	148,702
Total	41,791,663	2,516,004	39,106,265	25,958,916	2,454,165	1,959,333

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2022	01/01 to 06/30/2022	06/30/2022	12/31/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	953,622	59,649	180,997	169,676	11,321	28,501
Gestora de Crédito	59,361	(50,066)	11,872	13,522	(10,013)	(7,209)
Webmotors S.A.	299,401	28,306	209,580	189,317	19,813	17,070
EBP	11,472	151	1,275	1,258	17	(15)
Solution 4Fleet	-	-	-	11,603	-	-
Santander Auto	52,191	10,622	26,095	21,262	5,311	2,167
Hyundai Corretora de Seguros Ltda.	2,347	(172)	1,174	1,260	(86)	133
PSA Corretora	1,488	407	744	540	204	(106)
CIP S.A.	2,088,955	94,196	373,296	-	16,833	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	210,332	-	42,067	-	-	-
Others	-	-	-	255	-	(11,975)
Total	3,679,169	143,093	847,100	408,693	43,400	28,566

15.   Fixed Assets

				Bank
			06/30/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,457,105	(946,334)	1,510,771	1,546,882
Land	637,457	-	637,457	640,772
Buildings	1,819,648	(946,334)	873,314	906,110
Others Fixed Assets	13,408,848	(9,124,330)	4,284,518	4,519,804
Installations, Furniture and Equipment	5,579,067	(3,722,635)	1,856,432	1,982,893
Data Processing Equipment	2,482,838	(1,590,178)	892,660	927,367
Leasehold Improvements	4,395,083	(3,213,660)	1,181,423	1,271,430
Security and Communication Equipment	877,670	(569,215)	308,455	282,965
Others	74,190	(28,642)	45,548	55,149
Total	15,865,953	(10,070,664)	5,795,289	6,066,686

				Consolidated
			06/30/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,737,773	(1,012,686)	1,725,087	1,774,302
Land	707,226	-	707,226	712,200
Buildings	2,030,547	(1,012,686)	1,017,861	1,062,102
Others Fixed Assets	13,650,425	(9,268,917)	4,381,508	4,610,046
Installations, Furniture and Equipment	5,622,285	(3,752,310)	1,869,975	1,983,785
Data Processing Equipment	2,539,875	(1,625,507)	914,368	951,003
Leasehold Improvements	4,512,268	(3,289,743)	1,222,525	1,316,232
Security and Communication Equipment	881,720	(572,630)	309,090	283,684
Others	94,277	(28,727)	65,550	75,342
Total	16,388,198	(10,281,603)	6,106,595	6,384,348

16.   Intangibles

				Bank
			06/30/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,220,515	(26,617,874)	602,641	702,497
Other Intangible Assets	11,240,739	(6,549,473)	4,691,266	4,568,941
Acquisition and Development of Software	7,149,537	(4,204,954)	2,944,583	2,711,778
Exclusivity Contracts for Provision of Banking Services	3,917,822	(2,222,360)	1,695,462	1,792,934
Others	173,380	(122,159)	51,221	64,229
Total	38,461,254	(33,167,347)	5,293,907	5,271,438

				Consolidated
			06/30/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,271,901	(26,868,565)	1,403,336	1,434,721
Other Intangible Assets	11,637,037	(6,794,933)	4,842,104	4,687,979
Acquisition and Development of Software	7,528,745	(4,420,105)	3,108,639	2,845,136
Exclusivity Contracts for Provision of Banking Services	3,917,822	(2,222,360)	1,695,462	1,792,935
Others	190,470	(152,467)	38,002	49,908
Total	39,908,938	(33,663,498)	6,245,440	6,122,700

For the semester ended June 30, 2022, there was no impairment.

17.   Funding

a) Opening of Equity Accounts

						Bank
					06/30/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	103,154,119	99,601,480	95,917,394	117,268,106	415,941,099	406,882,409
Demand Deposits	41,689,469	-	-	-	41,689,469	40,776,429
Savings Deposits	61,398,932	-	-	-	61,398,932	65,220,066
Interbank Deposits	-	2,329,249	1,956,684	286,137	4,572,070	5,621,237
Time Deposits (1)	65,718	97,272,231	93,960,710	116,981,969	308,280,628	295,264,677
Money Market Funding	-	102,885,163	747,409	731,632	104,364,205	100,870,087
Own Portfolio	-	57,662,202	747,409	51,289	58,460,901	75,114,059
Government Securities	-	46,013,933	540,310	51,200	46,605,444	61,635,928
Debt Securities in Issue	-	5,054	-	-	5,054	-
Others	-	11,643,215	207,098	88	11,850,401	13,478,131
Third Parties	-	28,315,700	-	-	28,315,700	6,859,710
Linked to Trading Portfolio Operations	-	16,907,261	-	680,344	17,587,605	18,896,318
Funds from Acceptance and Issuance of Securities	-	11,809,417	28,318,203	94,502,759	134,630,379	115,842,979
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	8,650,407	23,323,238	58,607,310	90,580,955	73,517,897
Real Estate Credit Notes - LCI (2)	-	3,279,147	7,633,441	23,176,341	34,088,929	28,924,170
Agribusiness Credit Notes - LCA	-	3,739,104	10,226,814	5,265,787	19,231,705	16,989,434
Treasury Bills - LF (3)	-	1,534,761	5,407,035	26,059,346	33,001,142	25,074,264
Guaranteed Real Estate Credit Notes - LIG (4)	-	97,395	55,948	4,105,836	4,259,179	2,530,030
Securities Issued Abroad	-	2,439,976	3,767,256	32,013,798	38,221,030	38,427,171
Funding by Structured Operations Certificates	-	719,034	1,227,709	3,881,651	5,828,394	3,897,911
Borrowings and Onlendings	-	14,924,828	47,049,958	25,744,303	87,719,089	91,581,834
Foreign Borrowings	-	13,370,026	44,746,516	18,395,544	76,512,086	79,728,750
Import and Export Financing Lines	-	6,970,280	11,663,856	2,091,211	20,725,347	50,769,169
Other Credit Lines	-	6,399,746	33,082,660	16,304,333	55,786,739	28,959,581
Domestic Onlendings	-	1,554,802	2,303,442	7,348,759	11,207,003	11,853,084
Total	103,154,119	229,220,888	172,032,964	238,246,800	742,654,772	715,177,309

						Consolidated
					06/30/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	102,803,241	99,482,298	95,675,966	117,145,684	415,107,189	403,639,687
Demand Deposits	41,338,591	-	-	-	41,338,591	40,454,250
Savings Deposits	61,398,932	-	-	-	61,398,932	65,220,066
Interbank Deposits	-	1,871,959	1,993,021	-	3,864,980	4,723,077
Time Deposits (1)	65,718	97,610,339	93,682,945	117,145,684	308,504,686	293,242,294
Money Market Funding	-	89,004,578	419,969	680,432	90,104,979	95,648,600
Own Portfolio	-	44,954,445	419,969	88	45,374,502	71,192,568
Government Securities	-	33,306,176	212,871	-	33,519,047	57,714,437
Debt Securities in Issue	-	5,054	-	-	5,054	-
Others	-	11,643,215	207,098	88	11,850,401	13,478,131
Third Parties	-	27,142,872	-	-	27,142,872	5,559,714
Linked to Trading Portfolio Operations	-	16,907,261	-	680,344	17,587,605	18,896,318
Funds from Acceptance and Issuance of Securities	-	11,921,039	28,047,109	74,722,180	114,690,328	95,380,860
Exchange Acceptances	-	90,176	192,211	940,805	1,223,192	1,361,443
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	9,172,861	24,379,885	61,188,121	94,740,867	77,169,438
Real Estate Credit Notes - LCI (2)	-	3,279,147	7,633,441	23,176,341	34,088,929	28,924,170
Agribusiness Credit Notes - LCA	-	3,739,104	10,226,814	5,265,787	19,231,705	16,989,434
Treasury Bills - LF (3)	-	2,057,215	6,463,682	28,640,157	37,161,054	28,725,804
Guaranteed Real Estate Credit Notes - LIG (4)	-	97,395	55,948	4,105,836	4,259,179	2,530,030
Securities Issued Abroad	-	1,938,968	2,247,304	8,711,603	12,897,875	12,952,068
Funding by Structured Operations Certificates	-	719,034	1,227,709	3,881,651	5,828,394	3,897,911
Borrowings and Onlendings	-	14,948,054	47,049,958	25,744,303	87,742,315	91,586,750
Domestic Borrowings	-	23,226	-	-	23,226	4,916
Foreign Borrowings	-	13,370,026	44,746,516	18,395,544	76,512,086	79,728,750
Import and Export Financing Lines	-	6,970,280	11,663,856	2,091,211	20,725,347	50,769,169
Other Credit Lines	-	6,399,746	33,082,660	16,304,333	55,786,739	28,959,581
Domestic Onlendings	-	1,554,802	2,303,442	7,348,759	11,207,003	11,853,084
Total	102,803,241	215,355,969	171,193,002	218,292,599	707,644,811	686,255,896

(1) They consider the maturities established in the respective investments, with the possibility of immediate withdrawal, in advance of their due date.

(2) Mortgage letters of credit are fixed income securities backed by real estate credits and guaranteed by mortgage or by fiduciary sale of immovable property. On June 30, 2022, they mature between 2022 and 2028.

(3) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and early redemption permission of only 5% of the amount issued. On June 30, 2022, they mature between 2022 and 2031.

(4) Guaranteed Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On June 30, 2022, they mature between 2022 and 2035 (12/31/2021 - with maturity between 2022 and 2035).

In the Bank and in the Consolidated, export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing for exports and imports, whose maturities run through 2031 (12/31/2021 - until 2024) and are subject to financial charges, corresponding to exchange rate variation plus interest ranging from 0.42% to 5.7% p.a. (12/31/2021 - from 0.33% p.a. to 4.75% p.a.).

The onlending obligations of the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US Dollar, plus interest, in accordance with the BNDES System's operating policies.

					Banco		Consolidado
Eurobonds	Emissão	Vencimento	Moeda	Taxa de Juros (a.a.)	6/30/2022	12/31/2021	6/30/2022	12/31/2021
Eurobonds	2019	2022	USD	4%	-	28,088	-	-
Eurobonds	2020	2022	USD	4%	-	308,279	-	306,253
Eurobonds	2020	2022	USD	CDI+6.4%	-	75,485	-	-
Eurobonds	2020	2023	USD	CDI+6.4%	-	60,388	-	-
Eurobonds	2021	2022	USD	4%	-	42,728	-	-
Eurobonds	2018	2025	USD	4%	109,914	117,150	-	117,150
Eurobonds	2018	2025	USD	0% a 4.4%	109,246	771,300	109,246	771,300
Eurobonds	2019	2022	USD	0% a 4.4%	65,106	106,805	65,106	-
Eurobonds	2019	2023	USD	0% a 4.4%	75,723	796,097	-	-
Eurobonds	2019	2023	USD	CDI + 2.65%	3,193	4,465	-	-
Eurobonds	2019	2024	USD	4%	111,464	133,796	-	-
Eurobonds	2019	2024	USD	0% a 4.4%	997,725	2,193,989	-	-
Eurobonds	2019	2024	USD	CDI + 2.65%	21,365	26,424	-	-
Eurobonds	2019	2025	USD	0% a 4.4%	274,842	369,554	211,730	225,533
Eurobonds	2019	2026	USD	4%	76,112	75,716	10,251	75,716
Eurobonds	2019	2026	USD	0% a 4.4%	267,492	293,644	-	-
Eurobonds	2019	2027	USD	0% a 4.4%	621,042	643,846	610,950	632,831
Eurobonds	2020	2022	USD	0% a 4.4%	220,054	1,703,339	-	-
Eurobonds	2020	2023	USD	4%	4,722	4,627	-	-
Eurobonds	2020	2023	USD	0% a 4.4%	1,001,292	3,220,706	395,362	455,666
Eurobonds	2020	2023	USD	CDI + 2.65%	45,400	-	-	-
Eurobonds	2020	2024	USD	4%	6,400	8,053	-	-
Eurobonds	2020	2024	USD	0% a 4.4%	354,722	2,464,322	-	-
Eurobonds	2020	2024	USD	CDI+6.4%	117,796	143,744	-	-
Eurobonds	2020	2025	USD	4%	10,724	12,724	-	-
Eurobonds	2020	2025	USD	0% a 4.4%	888,576	4,381,601	43,787	46,655
Eurobonds	2020	2026	USD	4%	14,780	16,760	-	-
Eurobonds	2020	2026	USD	0% a 4.4%	6,224	7,047	-	-
Eurobonds	2020	2027	USD	0% a 4.4%	18,737	19,330	-	-
Eurobonds	2021	2022	USD	0% a 4.4%	518,932	2,854,297	309,695	2,005,534
Eurobonds	2021	2022	USD	Até 9%	65,398	63,104	20,875	41,749
Eurobonds	2021	2022	USD	CDI + 2.65%	206,095	699,890	150,854	181,116
Eurobonds	2021	2022	USD	CDI+1.9%	21,693	221,194	5,279	205,624
Eurobonds	2021	2022	USD	CDI+6.4%	5,577	30,459	-	-
Eurobonds	2021	2023	USD	0% a 4.4%	1,451,863	1,385,937	190,072	408,824
Eurobonds	2021	2023	USD	CDI + 2.65%	454,620	157,933	205,047	5,316
Eurobonds	2021	2023	USD	CDI+1.9%	215,861	157,370	147,712	157,370
Eurobonds	2021	2024	USD	4%	62,989	61,754	-	-
Eurobonds	2021	2024	USD	0% a 4.4%	2,515,678	2,316,303	63,925	246,192
Eurobonds	2021	2024	USD	Até 9%	8,599	8,157	-	-
Eurobonds	2021	2024	USD	CDI + 2.65%	581,272	1,043,471	-	-
Eurobonds	2021	2024	USD	CDI+1.9%	53,866	1,233	-	-
Eurobonds	2021	2025	USD	0% a 4.4%	1,755,626	1,601,271	78,570	593,036
Eurobonds	2021	2025	USD	CDI + 2.65%	131,600	71,890	-	-
Eurobonds	2021	2025	USD	CDI+1.9%	155,907	53,765	-	-
Eurobonds	2021	2026	USD	0% a 4.4%	8,154,639	5,963,357	802,521	3,890,578
Eurobonds	2021	2026	USD	CDI + 2.65%	1,358,647	692,299	663,426	210,639
Eurobonds	2021	2026	USD	CDI+1.9%	260,480	140,870	-	-
Eurobonds	2021	2027	USD	4%	66,227	71,252	-	-
Eurobonds	2021	2027	USD	0% a 4.4%	229,737	235,265	-	101,029
Eurobonds	2021	2028	USD	0% a 4.4%	149,933	173,048	-	-
Eurobonds	2021	2028	USD	Até 9%	30,148	30,126	-	30,126
Eurobonds	2021	2028	USD	CDI + 2.65%	110,108	110,038	-	-
Eurobonds	2021	2028	USD	CDI+1.9%	53,691	9,051	-	-
Eurobonds	2021	2028	USD	CDI+6.4%	26,038	26,018	-	26,018
Eurobonds	2021	2031	USD	0% a 4.4%	2,483,209	2,217,812	2,161,792	2,217,811
Eurobonds	2022	2022	USD	0% a 4.4%	2,379,216	-	2,270,251	-
Eurobonds	2022	2022	USD	Até 9%	60,708	-	60,708	-
Eurobonds	2022	2022	USD	CDI+1.9%	329,038	-	194,351	-
Eurobonds	2022	2023	USD	0% a 4.4%	907,568	-	899,037	-
Eurobonds	2022	2023	USD	Até 9%	9,638	-	9,638	-
Eurobonds	2022	2023	USD	CDI+1.9%	378,708	-	228,291	-
Eurobonds	2022	2024	USD	0% a 4.4%	1,127,166	-	1,049,145	-
Eurobonds	2022	2024	USD	CDI+1.9%	1,419,210	-	428,387	-
Eurobonds	2022	2025	USD	0% a 4.4%	392,355	-	136,585	-
Eurobonds	2022	2025	USD	CDI+1.9%	983,485	-	-	-
Eurobonds	2022	2026	USD	0% a 4.4%	39,080	-	-	-
Eurobonds	2022	2026	USD	CDI+1.9%	413,167	-	-	-
Eurobonds	2022	2027	USD	0% a 4.4%	786,807	-	-	-
Eurobonds	2022	2027	USD	CDI+1.9%	850,085	-	-	-
Eurobonds	2022	2029	USD	0% a 4.4%	78,077	-	-	-
Eurobonds	2022	2029	USD	CDI+1.9%	141,107	-	-	-
Eurobonds	2022	2035	USD	CDI+1.9%	1,375,284	-	1,375,284	-
Total					38,221,782	38,427,171	12,897,874	12,952,066

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Time Deposits (1) (2)	9,580,425	1,983,539	8,496,103	2,789,648
Savings Deposits	2,150,269	702,944	2,150,269	702,944
Interbank Deposits	135,489	70,800	177,064	75,615
Money Market Funding	5,488,102	1,756,853	5,236,984	1,681,644
Upgrade and Provisions Interest and Pension Plans and Capitalization	2,803	-	123,010	89,033
Acceptance and Issuance of Securities	3,796,663	-	4,029,467	-
Others (3)	(533,568)	(305,318)	(522,502)	(230,721)
Total	20,620,183	4,208,818	19,690,395	5,108,163

(1) In the Bank and Consolidated, includes the recording of interest in the amount of R$213,612 (2021 - R$232,342), referring to the issuance of a Tier I and II Eligible Debt Instrument (Note 18.b).

(2) Includes exchange variation expense in the amount of R$450,585 in the Bank and Consolidated (2021 - exchange variation expense in the amount of R$307,569 in the Bank and Consolidated).

(3) On June 30, 2022 includes exchange variation expense in the amount of R$786,439 in the Bank and Consolidated (2021 – Exchange variation expense in the amount of R$2,076,330).

18.   Other Financial Liabilities

a.     Composition

	Bank
	06/30/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio (Note 9 )	49,409,918	57,558,791
Trading and Intermediation of Values	269,051	2,949,826
Debt Instruments Eligible to Compose Capital	19,131,625	19,641,408
Collected Taxes and Other	6,998,851	196,811
Third-Party Funds in Transit	2,682,856	16,890
Receipts and Payments Pending Settlement	5,540,913	5,425,924
Total	84,033,214	85,789,650

	Consolidated
	06/30/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio (Note 9 )	49,409,918	57,558,791
Trading and Intermediation of Values (1)	1,614,239	4,182,663
Debt Instruments Eligible to Compose Capital	19,131,625	19,641,408
Collected Taxes and Other	7,040,777	248,306
Third-Party Funds in Transit	2,682,856	16,890
Receipts and Payments Pending Settlement	5,540,913	5,425,924
Total	85,420,328	87,073,982

(1) In 2021, due to better liquidity conditions observed in the market for electricity trading operations for certain maturities, management reclassified contracts maturing up to 2 years from level 3 to level 2 (note 30.c) and revisited the accounting treatment in relation to electricity commercialization contracts, which no longer include the "principal" amount and, therefore, only the fair value and interest adjustments determined in these operations are recorded in equity accounts.

b.     Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

					Bank/Consolidated
					06/30/2022	12/31/2021
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (1)	November - 18	No Maturity (Perpetual)	$1,250	7.250%	6,616,067	7,050,080
Tier II (1)	November - 18	November - 28	$1,250	6.125%	6,605,427	7,038,527
Financial Bills - Tier II (2)	November - 21	November - 31	$5,300	CDI+2%	5,695,392	5,351,046
Financial Bills – Tier II (2)	December - 21	December - 31	$200	CDI+2%	214,739	201,755
Total					19,131,625	19,641,408

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Financial Bills issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

19.   Other Payables – Other

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Provision Technical for Capitalization Operations	-	-	3,997,328	3,747,397
Payables for Credit Cards	38,910,115	40,390,304	39,177,628	40,674,867
Provision for Tax Risks and Legal Obligations (Note 20.b)	4,579,072	4,312,234	7,078,921	6,748,684
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 20.b)	4,898,609	5,033,675	5,205,377	5,325,716
Provision for Financial Guarantees	314,445	324,728	314,446	324,728
Employee Benefit Plans (Note 29)	1,686,673	2,699,902	1,703,745	2,728,125
Payables for Acquisition of Assets and Rights	4,789	22,307	4,789	22,307
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 20.f)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,737,843	1,794,489	2,043,068	2,077,434
Administrative Expenses	204,447	254,802	354,287	393,089
Others Payments	64,460	84,847	270,137	223,968
Creditors for Unreleased Funds	1,029,380	1,485,921	1,029,380	1,485,921
Provision of Payment Services	580,117	619,570	580,117	619,570
Suppliers	632,946	777,377	1,191,773	1,318,328
Social and Statutory	816,779	1,149,828	942,174	1,468,031
Others (1)	6,637,063	6,568,755	13,298,872	12,778,291
Total	62,097,234	65,519,235	77,192,538	79,936,952

(1) Includes impacts of the exchange variation referring to Notes.

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided for the constitution of provisions is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, by a statistical model based on quantitative and qualitative information or by a specialized credit analyst, who allows them to be classified according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictors of the probability of default. After this assessment, operations are classified according to provisioning ratings, based on CMN Resolution No. 2,682/1999. Through this analysis, the provision amounts to cover each operation are recorded, considering the type of guarantee provided, as required by CMN Resolution No. 4,512/2016.

			Bank/Consolidated
		06/30/2022		12/31/2021
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	4,944,258	24,743	6,244,755	28,506
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,090,073	4,767	6,796,175	4,198
Linked to the Supply of Goods	1,284,667	1,829	1,698,518	2,442
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	11,736,499	233,552	11,823,964	243,235
Other Guarantees	2,304,720	1,310	2,748,497	1,897
Other Bank Guarantees	20,316,343	43,442	19,525,773	36,489
Other Financial Guarantees	366,004	4,802	88,388	7,960
Total	47,204,564	314,445	48,926,070	324,727

Changes in Allowances for Financial Guarantees

	Bank/Consolidated
	01/01 to 06/30/2022	01/01 to 06/30/2021
Balance at Beginning	324,728	255,179
Constitution	7,079	74,719
Reversal (1)	(17,362)	(5,831)
Balance at End	314,445	324,067

(1)   Corresponds to guarantees honored, change of rating or provision constituted in the line of Provision for Expected Losses Associated with Credit Risk.

20.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in the Consolidated, on June 30, 2022 and December 31, 2021, no contingent assets were recognized.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Reserve for Tax Contingencies and Legal Obligations (Note 19)	4,579,072	4,312,234	7,078,921	6,748,684
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 19)	4,898,609	5,033,675	5,205,377	5,325,716
Labor	1,949,002	1,941,169	2,097,138	2,084,247
Civil	2,949,607	3,092,507	3,108,240	3,241,469
Total	9,477,681	9,345,909	12,284,299	12,074,400

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 06/30/2022			01/01 to 06/30/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,312,234	1,941,169	3,092,507	4,249,744	2,656,098	3,265,784
Recognition Net of Reversal (1)	182,372	495,067	2,102	27,039	477,174	178,478
Inflation Adjustment	107,562	70,222	213,827	35,817	40,022	180,875
Write-offs Due to Payment	(23,095)	(557,456)	(358,829)	(119,108)	(768,208)	(765,207)
Balance at End	4,579,072	1,949,002	2,949,607	4,193,493	2,405,086	2,859,929
Escrow Deposits - Other Receivables	1,413,949	699,064	528,281	1,306,277	714,829	696,150
Escrow Deposits - Securities	2,789	4,038	769	5,246	3,218	770
Total Escrow Deposits (2)	1,416,739	703,102	529,050	1,311,523	718,047	696,920

						Consolidated
			01/01 to 06/30/2022			01/01 to 06/30/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,748,684	2,084,247	3,241,469	6,707,293	2,900,835	3,441,445
Recognition Net of Reversal (1)	196,666	542,090	143,072	35,084	482,040	231,111
Inflation Adjustment	175,519	71,223	215,584	52,967	44,854	183,683
Write-offs Due to Payment	(41,947)	(600,422)	(491,885)	(134,812)	(851,800)	(847,264)
Balance at End	7,078,921	2,097,138	3,108,240	6,660,532	2,575,929	3,008,974
Escrow Deposits - Other Receivables	2,707,795	745,026	536,955	2,589,388	769,824	708,063
Escrow Deposits - Securities	3,853	4,038	769	6,192	3,218	770
Total Escrow Deposits (2)	2,711,648	749,064	537,723	2,595,580	773,043	708,833

(1) Tax risks include the constitution of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in other operating income and other operating expenses and IR and CSLL.

(2) Refer to escrow deposit amounts, limited to the amount of the provision and do not include escrow deposits related to possible and/or remote contingencies and appeal deposits.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, social security, labor and civil nature, arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and on the assessment of loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of actions whose assessment is probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

d.1) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS – R$ 2,026,374 in the Bank and R$ 4,201,226 in the Consolidated (12/31/2021 - R$ 1,973,373 in the Bank and R$ 4,090,025 in the Consolidated): Banco Santander and the subsidiaries filed legal measures to avoid the application of the Law No. 9,718/1998, which modified the PIS and COFINS calculation basis so that they were levied on all revenues of legal entities and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision was published by the Federal Supreme Court (STF) admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Ministry regarding COFINS. Both appealed against this decision, without any success, so that the claim referring to COFINS is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The payment of the PIS of Banco Santander, as well as the enforceability of the PIS and COFINS of the other subsidiaries, are still pending final judgment by the STF.

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations- R$ 975,412 (12/31/2021 - R$945,715) in the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto in Banco Santander (Brasil) S.A. The subject of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which took place during the years 2000, 2001 and 2002. unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. The aforementioned action had the judgment and ruling unfounded, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$ 129,827 in the Bank and R$ 135,006 in the Consolidated (12/31/2021 - R$53,936 in the Bank and R$53,936 in the Consolidated): Banco Santander and its subsidiaries are administratively and judicially discussing the collection of the social security contribution and education allowance on various funds that, according to the assessment of the legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$ 277,139 in the Bank and R$ 306,407 in the Consolidated (12/31/2021 - R$256,770 in the Bank and R$283,528 in the Consolidated): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of the payment of ISS on several revenues arising from operations that are not usually classified as provision of services. In addition, other lawsuits involving ISS, classified as a possible risk of loss, are described in note 20.e.

d.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On June 30, 2022, the case is classified as probable loss and the provision was constituted based on the estimated loss

d.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized  assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended through an amendment, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the ratification of the terms of the amendment took place on 03 of June 2020.

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

e) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$ 30,635 million (12/31/2021 - R$ 29.726 million) in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and the subsidiaries are involved in legal and administrative proceedings arising from questioning by the tax authorities, regarding the collection of social security contribution on payments made as profit sharing. As of June 30, 2022, the amount was approximately R$ 7,552 million.

Tax on Services (ISS) - Financial Institutions -Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of payment of ISS on various income arising from operations that are not usually classified as provision of services. As of June 30, 2022, the amount was approximately R$ 4,623 million.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of June 30, 2022, the amount was approximately R$ 5,502 million.

Amortization of Banco Real's Goodwill - the Brazilian Federal Revenue Service issued a tax assessment notice against the Bank to demand payments of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounting prior to its incorporation, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before CARF. As of June 30, 2022, the amount was approximately R$ 1,503 million.

Losses on Credit Operations - the Bank and the subsidiaries contested the tax assessments issued by the Federal Revenue Service of Brazil, alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of applicable laws. As of June 30, 2022, the amount was approximately R$ 1,679 million.

Use of CSLL Tax Loss and Negative Basis – Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue offsetting of tax losses and negative basis of CSLL, as a result of tax assessments issued in previous periods. Judgment at the administrative level is awaited. As of June 30, 2022, the amount was approximately R$ 1,121 million.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at CARF. As of June 30, 2022, the amount was approximately R$ 677 million.

IRPJ and CSLL - Capital Gain - the Brazilian Internal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. alleges that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. based on the understanding that the tax treatment adopted in the transaction was in compliance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. lawsuit awaits judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former parent of Zurich Santander Brasil Seguros and Pension S.A. As of June 30, 2022, the amount was approximately R$ 508 million.

Labor claims classified as possible loss totaled R$ 196 million in the Consolidated, excluding the lawsuit below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI– lawsuit filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the retirement supplement by the IGPDI for Banespa retirees who were admitted until May 22, 1975. The sentence granted the correction, but only in periods in which no other form of readjustment was applied. The Bank and Banesprev appealed this decision and the Appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed, considering that there is no list of representatives duly approved in the case file.

Liabilities related to civil lawsuits with a possible risk of loss totaled R$2,420 million in the Consolidated, with the main proceedings:

Indemnification Action Coming from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was granted, the party began a new settlement of the judgment.

Indemnity Action Regarding Custody Services - provided by Banco Santander in the initial phase and still without a sentence. Other Legal Actions for the Liability of Former Controllers.

f) Other Legal Actions for the Responsibility of Former Controllers

Refers to tax, labor and civil lawsuits, in the amounts of R$ 0, R$ 0 and R$ 496 (12/31/2021 – R$0, R$0 and R$496) in the Bank and Consolidated, respectively, recorded in other liabilities (Note 19) of responsibility of former controlling shareholders of acquired banks and companies. Based on the agreements signed, these lawsuits have guarantees of full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 12).

21.   Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with the transfer of the spun-off portion to Getnet, the reduction of the capital stock of Santander Brasil in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, increasing the share capital of Santander Brasil from 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			06/30/2022			12/31/2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	111,597	137,252	248,849	109,718	135,345	245,063
Foreign Residents	3,707,098	3,542,584	7,249,682	3,708,977	3,544,491	7,253,468
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(27,776)	(27,776)	(55,552)	(15,755)	(15,755)	(31,510)
Total Outstanding	3,790,919	3,652,060	7,442,979	3,802,940	3,664,081	7,467,021

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in case of dissolution of the Bank.

Dividends were calculated and paid in accordance with the Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

We present the distribution of Dividends and Interest on Equity made on June 30, 2022 and December 31, 2021.

							06/30/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(3)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(4)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(4)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(4)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Total	4,700,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.

(2) Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any monetary restatement.

(3) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

(4) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2022.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4)(5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000

(1) Deliberated by the Board of Directors on April 27, 2021, paid on June 22, 2021, without any monetary restatement.

(2) Deliberated by the Board of Directors on July 27, 2021, paid on September 03, 2021, without any monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any monetary restatement.

(5) They were fully attributed to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

c) Reservations

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital reserves

The Bank's capital reserves are composed of: share premium reserve and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program encompasses the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2020, to approximately 1% of the Bank's capital stock. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase is aimed at (1) maximizing the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	06/30/2022	12/31/2021
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	15,755	18,829
Shares Acquisitions	16,609	91
Payment - Share-Based Compensation	(4,588)	(3,165)
Treasury Shares at Beginning of the Period	27,776	15,755
Subtotal - Treasury Shares in Thousands of Reais	R$1,121,292	R$711,268
Issuance Cost in Thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in Thousands of Reais	R$1,123,063	R$713,039

Cost/Share Price	Units	Units
Minimum Cost (*)	R$7.55	R$7.55
Weighted Average Cost (*)	$27.69	R$33.86
Maximum Cost (*)	R$49.55	R$49.55
Share Price	R$28.81	R$29.98

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	06/30/2022	12/31/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Banco RCI Brasil S.A.	933,157	916,393	33,841	54,222
Banco Hyundai Capital Brasil S.A.	204,361	177,880	26,330	9,287
Banco PSA	132,773	129,975	3,018	5,986
Rojo Entretenimento S.A.	7,119	6,939	180	(142)
GIRA	7,085	3,109	3,976	(272)
Toro CTVM	94,007	22,948	31,392	(1,164)
Toro Investimentos	14,436	-	586	-
Solution 4Fleet	2,319	-	(356)	-
APE11	3,670	-	(251)	-
Total	1,398,928	1,257,244	98,716	67,918

22.   Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, in accordance with the favorable recommendation of the Remuneration Committee, the proposal for the maximum global remuneration for Managers (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550 (four hundred and thirty-three million, nine hundred and forty thousand reais), covering fixed, variable and share-based compensation and other benefits. The proposal was subject to deliberation at the Annual General Meeting (AGO) held on April 29, 2022.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the periods ended June 30, 2022 and 2021, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 06/30/2022	01/01 to 06/30/2021
Fixed Compensation	59,079	44,849
Variable Compensation - in cash	86,544	55,126
Variable Compensation - in shares	70,828	54,525
Others	24,330	24,764
Total Short-Term Benefits	240,781	179,264
Variable Compensation - in cash	82,643	70,962
Variable Compensation - in shares	87,468	73,444
Total Long-Term Benefits	170,111	144,406
Total	410,892	323,670

Additionally, in 2022, charges were paid on Management compensation in the amount of R$18,922 (2021 - R$15,187).

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						06/30/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.00%	2,696	0.00%
Directors (*)	4,786	0.1%	4,786	0.1%	9,572	0.1%
Others	345,963	9.1%	373,767	10.1%	719,730	9.7%
Total Outstanding	3,790,919	99.3%	3,652,060	99.2%	7,442,979	99.3%
Treasury Shares	27,776	0.7%	27,776	0.8%	55,552	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	345,962	9.1%	373,766	10.2%	719,728	9.6%

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.00%	2,696	0.00%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,374	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions specified in the policy are carried out in the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutativity conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or present other disadvantages.

								Bank
	Controllers (1)		Affiliates and shared control (2)		Key Administration Personnel (3)		Total

	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets	8,771,446	3,268,928	109,335,233	116,021,480	7	1	118,106,686	119,290,409
Availability	892,424	1,479,611	97,123	8,732,257	-	-	989,547	10,211,868
Interbank Liquidity Applications	6,688,926	-	82,554,336	85,460,227	-	-	89,243,262	85,460,227
Marketable securities	-	-	1,193,646	1,277,596	-	-	1,193,646	1,277,596
Derivative Financial Instruments - Net	-	(511,355)	503,203	(2,923,940)	-	-	503,203	(3,435,295)
Interfinancial Relations	-	-	21,850,195	18,859,193	-	-	21,850,195	18,859,193
Credit operations	-	-	1,927,637	3,250,610	-	-	1,927,637	3,250,610
Dividends and Bonuses Receivable	-	-	8,167	293,413	-	-	8,167	293,413
Trading and Intermediation of Values	310,922	531,612	-	-	-	-	310,922	531,612
Exchange Portfolio - Liquid	736,530	(159,043)	-	-	-	-	736,530	(159,043)
Receivables	-	-	974,571	-	-	-	974,571	-
Amounts Receivable from Related Companies	-	4,516	48,603	22,552	-	-	48,603	27,068
Other Assets - Others	142,644	1,923,587	177,752	1,049,572	7	1	320,403	2,973,160
Liabilities	(21,083,199)	(25,508,810)	(42,396,932)	(20,956,304)	(355,474)	(522,996)	(63,835,605)	(97,938,316)
Deposits	(931,415)	(10,995)	(2,687,724)	(28,918,620)	(28,846)	(28,409)	(3,647,985)	(28,958,024)
Compromised Operations	-	-	(6,425,071)	(7,262,118)	-	-	(6,425,071)	(7,262,118)
Resources for Acceptance and Issuance of Securities	-	-	-	-	182,945	128,214	182,945	128,214
Obligations for Loans and Onlendings	(6,826,807)	(11,167,495)	(31,347,600)	16,038,461	-	-	(38,174,407)	(46,079,240)
Dividends and Bonuses Payable	-	(73)	-	(564,713)	-	258	-	(564,528)
Amounts Payable from Related Companies	(103,483)	(241,640)	(1,817,261)	(128,901)	-	-	(1,920,744)	(370,541)
Capital Eligible Debt Instruments	(13,221,494)	(14,088,607)	-	-	-	-	(13,221,494)	(14,088,607)
Other Assets - Others	-	-	(119,276)	(120,413)	(517,825)	(639,507)	(637,101)	(759,920)
Guarantees and Limits	-	-	-	-	8,252	16,448	8,252	16,448

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Result	4,973,387	687,951	1,875,349	1,643,760	(363,083)	(306,571)	6,485,653	2,025,141
Income from Financial Intermediation	4,846,642	955,158	3,321,240	909,339	188	116	8,168,070	1,864,613
Financial Intermediation Expenses	230,115	(157,422)	(1,615,779)	679,839	(1,241)	(450)	(1,386,905)	521,968
Other Operating Income (Expenses)	(103,370)	(109,785)	(181,001)	54,582	(362,030)	(306,237)	(646,401)	(361,440)
Non-Operating Result	-	-	350,889	-	-	-	350,889	-

								Consolidated
	Controllers (1)		Affiliates and shared control (2)		Key Administration Personnel (3)		Total

	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Assets	8,771,516	895,492	25,452,351	33,167,206	21,576	20,034	34,245,443	34,082,732
Availability	892,424	1,479,611	78,714	8,732,257	-	-	971,138	10,211,868
Interbank Liquidity Applications	6,688,926	-	-	-	-	-	6,688,926	-
Marketable securities	-	-	848,477	955,737	-	-	848,477	955,737
Derivative Financial Instruments - Net	-	(2,884,861)	73,028	107,223	-	-	73,028	(2,777,638)
Interfinancial Relations	-	-	21,827,681	18,857,386	-	-	21,827,681	18,857,386
Credit operations	-	-	1,549,007	3,528,333	21,569	20,033	1,570,576	3,548,366
Dividends and Bonuses Receivable	-	-	-	21,811	-	-	-	21,811
Trading and Intermediation of Values	310,922	531,612	-	-	-	-	310,922	531,612
Exchange Portfolio - Liquid	736,530	(159,043)	-	-	-	-	736,530	(159,043)
Receivables	-	-	899,782	-	-	-	899,782	-
Amounts Receivable from Related Companies	-	4,516	4,801	1,378	-	-	4,801	5,894
Other Assets - Others	142,714	1,923,657	170,861	963,081	7	1	313,582	2,886,739
Liabilities	(21,083,220)	(25,508,831)	(9,493,197)	(10,323,407)	(368,677)	(547,895)	(30,945,094)	(36,380,133)
Deposits	(931,415)	(10,995)	(978,399)	(1,496,059)	(28,846)	(28,672)	(1,938,660)	(1,535,726)
Compromised Operations	-	-	(2,295,885)	(1,003,908)	-	-	(2,295,885)	(1,003,908)
Resources for Acceptance and Issuance of Securities	-	-	-	-	182,945	128,593	182,945	128,593
Obligations for Loans and Onlendings	(6,826,807)	(11,167,495)	(6,024,445)	(7,079,955)	-	-	(12,851,252)	(18,247,450)
Dividends and Bonuses Payable	-	(73)	-	(564,713)	-	-	-	(564,786)
Amounts Payable from Related Companies	(103,504)	(241,661)	(44,951)	(31,280)	-	-	(148,455)	(272,941)
Capital Eligible Debt Instruments	(13,221,494)	(14,088,607)	-	-	-	-	(13,221,494)	(14,088,607)
Other Liabilities - Others	-	-	(149,517)	(147,492)	(531,028)	(664,264)	(680,545)	(811,756)
Guarantees and Limits	-	-	-	-	8,252	16,448	8,252	16,448

	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Result	4,973,387	687,951	1,070,501	430,242	(413,038)	(324,016)	5,630,850	794,177
Income from Financial Intermediation	4,846,642	955,158	418,552	155,789	188	116	5,265,382	1,111,063
Financial Intermediation Expenses	230,115	(157,422)	(187,481)	(39,920)	(1,241)	(450)	41,393	(197,792)
Other Operating Income (Expenses)	(103,370)	(109,785)	488,541	314,373	(411,985)	(323,682)	(26,814)	(119,094)
Non-Operating Result	-	-	350,889	-	-	-	350,889	-

(1) Parent company - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1), through the subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 14.

(3) Refers to the recording in memorandum accounts of Guarantees and Limits of credit operations with Key Management Personnel.

23.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Asset Management	312,272	384,305	655,557	672,441
Checking Account Services	1,925,756	1,924,138	1,930,547	1,924,846
Lending Operations and Income from Guarantees Provided	542,935	564,930	702,223	750,926
Lending Operations	248,385	231,324	407,583	417,320
Income Guarantees Provided	294,550	333,606	294,640	333,606
Insurance Fees	902,821	946,972	1,573,189	1,663,113
Cards (Debit and Credit) and Acquiring Services	2,631,996	2,161,337	2,730,674	2,635,031
Collection	704,680	748,086	718,704	743,195
Brokerage, Custody and Placement of Securities	613,879	562,510	769,613	718,956
Others	128,005	188,814	418,599	443,216
Total	7,762,344	7,481,091	9,499,106	9,551,724

24.   Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Compensation	1,910,919	1,699,140	2,228,729	1,958,920
Charges	604,377	660,449	749,695	767,764
Benefits	591,128	594,143	791,426	706,617
Training	25,906	19,452	28,750	22,268
Others	1,576	375	45,163	30,207
Total	3,133,906	2,973,558	3,843,763	3,485,775

25.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Depreciation and Amortization	1,383,415	2,289,078	1,474,746	2,413,988
Outsourced and Specialized Services	1,163,206	1,071,342	1,150,924	1,268,193
Communications	168,583	175,420	183,289	182,066
Data Processing	1,514,400	1,438,358	1,392,412	1,287,645
Advertising, Promotions and Publicity	186,063	200,960	264,908	257,753
Rentals	442,375	395,144	448,062	398,205
Transportation and Travel	60,043	37,150	85,172	47,735
Financial System Services	135,201	150,257	164,647	186,616
Security and Money Transport	270,330	273,072	272,693	274,175
Asset Maintenance and Upkeep	144,682	145,014	159,276	156,867
Water, Electricity and Gas	115,021	95,207	119,416	97,321
Materials	66,517	34,028	75,491	40,558
Others	528,859	410,344	457,735	433,956
Total	6,178,695	6,715,375	6,248,771	7,045,077

26.   Other Operating Income

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Net Income Pension and Capitalization	-	-	308,017	272,384
Monetary Adjustment of Escrow Deposits	244,928	89,156	301,314	106,148
Recoverable Taxes	180,217	147,406	276,717	155,573
Recovery of Charges and Expenses	873,484	590,416	853,620	434,677
Active Monetary Variation	-	-	215	-
Others (1)	2,024,934	676,867	4,251,135	1,689,020
Total	3,323,563	1,503,845	5,991,018	2,657,802

(1) In the semesters ended June 30, 2022 and 2021, mainly includes reversals of provisions and gains from energy sales

27.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Operating Provisions
Fiscal (Note 20.c)	182,372	27,039	196,666	35,084
Labor (Note 20.c)	495,067	477,174	542,090	482,040
Civil (Note 20.c)	2,102	178,478	143,072	231,111
Credit Cards	1,828,293	1,743,455	1,716,259	1,533,076
Actuarial Losses - Pension Plan	136,402	111,103	136,130	110,388
Legal Fees and Costs	81,065	91,095	82,379	91,008
Serasa and SPC (Credit Reporting Agency)	62,388	58,126	63,801	60,858
Brokerage Fees	43,545	38,808	43,545	38,030
Commissions	996,027	591,841	1,558,597	1,208,720
Provision for Financial Guarantees Provided	-	68,864	-	68,864
Others (1)	1,859,355	1,559,183	3,963,113	2,939,560
Total	5,686,616	4,945,166	8,445,652	6,798,739

(1) In the semesters ended June 30, 2022 and 2021, it mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

28.   Non-Operating Income

		Bank		Consolidated
	01/01 to 06/30/2022	01/01 to	01/01 to 06/30/2022	01/01 to
		06/30/2021		06/30/2021
Result on sale of Investments	-	-	-	(59)
Result on Sale of Other Assets	50,628	48,891	32,471	45,565
Reversal (Recognition) of Allowance for Losses on Other Assets	3,957	(18,008)	19,134	(12,901)
Expense on Assets Not in Use	(18,748)	(19,963)	(18,851)	(20,119)
Gains (Losses) of Capital	(25,630)	(3,212)	(25,508)	(3,278)
Other Income (Expenses)(1)	392,522	44,876	409,026	18,869
Total	402,729	52,584	416,272	28,077

(1) Non-operating result on the acquisition of equity interest in CIP in 2022 by the equity method, in the amount before taxes of R$347,447 (net of taxes: R$191,096), in the Bank and Consolidated.

29.   Employee Benefit Plans - Post-Employment Benefits

a) Complementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, with the purpose of granting retirement and pensions supplementary to those granted by Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan, fully funded by Banco Santander, covers employees hired after May 22, 1975, called Recipient Participants and those hired until May 22, 1975, called Aggregated Participants, who are entitled to the benefit. of annuity by death. Plan closed for new members since March 28, 2005.

Plan II: defined benefit plan, created as of July 27, 1994, with the new text of the Bylaws and Basic Regulation of Plan II in force, the participants of Plan I who opted for the new plan started to contribute with 44.9% of the costing rate stipulated by the actuary for each year, implemented in April 2012, extraordinary costing for the sponsor and participants, under the terms agreed with the Superintendency of Complementary Pension (PREVIC), due to a deficit in the plan. Plan closed for new members since June 3, 2005.

Plan V: defined benefit plan, fully funded by Banco Santander, covers employees hired until May 22, 1975, closed with benefits calculated until the end of the plan.

Retirement and Pension Complement Plan - Pre-75:defined benefit plan, created as a result of the privatization process of Banespa, managed by Banesprev and offered only to employees hired until May 22, 1975, with the effective starting date on January 1, 2000. Plan closed for new members since April 28, 2000.

Plan III: variable contribution plan, aimed at employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, if paid in the form of lifetime monthly income. Plan closed for new members since September 1, 2005.

With the objective of promoting greater actuarial stability and adapting the structure of the sponsored plans to the best market practices, a Defined Contribution (DC) plan was created at Banesprev, with the exclusive purpose of receiving, through voluntary migration, participants and beneficiaries of the following DB plans: Plano I, Plano II, Plano V, Plano Pré-75, DCA, DAB, CACIBAN and Sanprev Plano I. The process for creating the CD Plan was approved by Previc in Ordinance No. 611 published on 13/ 09/2021, and the CD Plan was officially created in Mar/22.

Banco Santander (Brasil) S.A. accounted for the impacts arising from the migration and creation of the new CD Plan on 03/31/2022, and in the result an expense of R$ 42 million was recorded, in OCI a gross gain in the amount of R$ 228 million was calculated and at Banesprev it was made investment in the amount of R$ 117 million. This extraordinary contribution was due to the portion of the sponsors' insufficiency of responsibility for the loss-making plans.

Plan IV: variable contribution plan, aimed at employees hired from November 27, 2000, in which the sponsor only contributes to risk benefits and administrative costs. In this plan, the programmed benefit is in the form of defined contribution during the period of contributions and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. The plan's risk benefits are in the form of a defined benefit. Plan closed for new members since July 23, 2010.

Three Plans (DCA, DAB and CACIBAN): supplementary retirement and pensions for former associates, arising from the acquisition process of the former Banco Meridional, constituted under the defined benefit modality. Plans closed for new adhesions before the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Sanprev I Plan: defined benefit plan, created on September 27, 1979, covering employees of sponsors enrolled in the plan and has been in the process of extinction since June 30, 1996.

Sanprev II Plan: plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit and sickness benefit supplementation and birth aid, covering the employees of the sponsors enrolled in the plan, being funded exclusively by the sponsors, through monthly contributions, when indicated by the actuary. Plan closed for new members since March 10, 2010.

Sanprev III Plan: variable contribution plan, covering employees of sponsors who opted to contribute, through contributions freely chosen by participants from 2% of the contribution salary. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit receiving phase, in the form of lifetime monthly income, in whole or in part of the benefit. Plan closed for new members since March 10, 2010.

II) Bandeprev - Bandepe Social Security (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new adhesions since 1999 for the employees of Banco Bandepe S.A. and for the others since the year 2011.

III) Other Plans

SantanderPrevi - Private Pension Society (SantanderPrevi): is a closed supplementary pension entity, whose objective is the establishment and execution of benefit plans of a social security nature, complementary to the general social security system, in the form of the current legislation.

The SantanderPrevi Retirement Plan is structured in the Defined Contribution modality and has been closed to new members since July 2018, as approved by PREVIC, with contributions being shared between the sponsoring companies and the plan participants. The amounts appropriated by the sponsors for the first semester ended June 30, 2022 were R$28,063 (2021 - R$25,160) in the Bank and R$28,972 (2021 - R$28,106) in the Consolidated.

It has 10 cases of benefits granted with lifetime income from a previous plan.

SBPREV - Santander Brasil Open Pension: as of January 2, 2018, Santander started to offer this new optional supplementary pension program for new hired employees and for employees who were not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Vida Free Benefit Generator Plan, managed by Icatu Seguros, an Open Supplementary Pension Entity, open to new members, and their contributions are shared between the instituting/stipulator-enrolling companies and plan participants.

The amounts appropriated by the sponsors for the year of 2022 were R$ 9,949 (2021 - R$6,605) in the Bank, and R$ 10,245 (2021 - R$7,888) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

						Bank
			06/30/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(23,426,492)	(4,309)	(1,525,388)	(24,476,356)	(4,455)	(1,532,427)
Fair Value of Plan Assets	26,974,109	3,640	2,131,998	25,460,958	3,703	2,182,891
	3,547,616	(669)	606,609	984,602	(752)	650,464
Being:
Superavit	4,609,686	-	606,609	3,070,651	-	650,464
Deficit	(1,062,069)	(669)	-	(2,086,049)	(752)	-
Amount not Recognized as Assets	4,390,254	-	598,075	2,847,412	-	642,604
Net Actuarial Asset (Note 12)	219,431	-	8,534	223,240	-	7,860
Net Actuarial Liability (Note 19)	(1,062,069)	(669)	-	(2,086,049)	(752)	-
Payments Made on the Actuarial Liabilities	727,167	-	(1)	581,513	-	(3)
Revenues (Expenses) Recorded on the Actuarial Liabilities	(110,146)	(35)	294	(173,600)	(79)	193
Other Equity Valuation Adjustments	(2,948,896)	27	9,142	(3,356,005)	(92)	8,761
Actual Return on Plan Assets	2,631,450	217	38,302	1,457,501	460	(26,644)

						Consolidated
			06/30/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(23,646,144)	(4,309)	(1,525,388)	(24,967,077)	(4,455)	(1,532,427)
Fair Value of Plan Assets	27,393,720	3,640	2,131,998	26,135,232	3,703	2,182,891
	3,747,576	(669)	606,609	1,168,155	(752)	650,464
Being:
Superavit	4,809,645	-	606,609	3,282,428	-	650,464
Deficit	(1,062,069)	(669)	-	(2,114,272)	(752)	-
Amount not Recognized as Assets	4,539,214	-	598,075	3,002,479	-	642,604
Net Actuarial Asset (Note 12)	270,432	-	8,534	279,949	-	7,860
Net Actuarial Liability (Note 19)	(1,062,069)	(669)	-	(2,114,272)	(752)	-
Payments Made on the Actuarial Liabilities	727,167	-	(1)	581,834	-	(3)
Revenues (Expenses) Recorded on the Actuarial Liabilities	(108,527)	(35)	294	(171,357)	(79)	193
Other Equity Valuation Adjustments	(2,985,896)	27	9,142	(3,389,048)	(92)	8,761
Actual Return on Plan Assets	2,680,663	217	38,302	1,343,548	460	(26,644)

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			06/30/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(1,036,932)	44	(20,704)	(2,437,959)	(467)	(158,262)
Changes in Financial Assumptions	1,388,992	-	-	4,279,128	554	256,647
Gain (Loss) Actuarial - Obligation	352,060	44	(20,704)	1,841,169	87	98,385
Return on Investment, Return Unlike Implied Discount Rate	1,579,908	76	(50,401)	(416,650)	220	(182,577)
Gain (Loss) Actuarial - Asset	1,579,908	76	(50,401)	(416,650)	220	(182,577)
Change in Irrecoverable Surplus	(1,395,877)	-	71,486	(851,997)	-	84,398

						Consolidated
			06/30/2022			12/31/2021
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(1,210,429)	44	(20,704)	(2,481,391)	(467)	(158,262)
Changes in Financial Assumptions	1,401,883	-	-	4,375,431	554	256,647
Gain (Loss) Actuarial - Obligation	191,454	44	(20,704)	1,894,040	87	98,385
Return on Investment, Return Unlike Implied Discount Rate	1,612,377	76	(50,401)	(608,960)	220	(182,577)
Gain (Loss) Actuarial - Asset	1,612,377	76	(50,401)	(608,960)	220	(182,577)
Change in Irrecoverable Surplus	(1,408,692)	-	71,486	(714,652)	-	84,398

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2022 and December 31, 2021:

		Duration (in Years)
Plans	06/30/2022	12/31/2021
Banesprev
Plano I	12.57	12.57
Plano II	10.03	12.92
Plano III	11.54	11.54
Plano IV	14.82	14.82
Plano V	7.62	9.51
Pré-75	8.30	10.45
Meridional DCA, DAB e CACIBAN	6.47/5.93/7.27	6.47/5.93/7.27
Sanprev
Plano I	6.79	6.79
Plano II	12.76	12.76
Plano III	11.06	11.06
Bandeprev
Plano Básico	10.53	10.53
Plano Especial I	7.23	7.23
Plano Especial II	6.46	6.46
SantanderPrevi
SantanderPrevi	8.11	8.11

b) Medical and Dental Assistance Plan

Cabesp - Employee Beneficent Fund of the Bank of the State of São Paulo:entity dedicated to covering medical and dental expenses of employees hired until the privatization of Banespa in 2000, as defined in the entity's bylaws.

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan is for life and is a closed group. Upon termination, the employee must have completed 10 years of employment with Banco Real and 55 years of age. In this case, the continuity of the medical care plan was offered, where the employee pays 70% of the monthly fee and the Bank subsidizes 30%. This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan's monthly fee.

Former Banco Real Employees (Retired by Circulars):this is the granting of medical assistance to a former employee of Banco Real. With a lifetime nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design.

Only the basic plans and the first standard apartment are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus the co-participation in the basic plan. No new additions of dependents are allowed. It has a subsidy of 90% of the plan.

Retired by Bandeprev: medical assistance plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's value for those who retired until November 27, 1998. For those who retired after that date, the subsidy is 30%.

Directors with Lifetime Benefit (Lifetime Directors):only a small closed group of former Directors from Banco Sudameris are part of this benefit, who are 100% subsidized by the Bank.

Free Clinic: free clinic medical assistance plan is offered on a lifetime basis to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment. The plan is offered only in standard infirmary, a situation in which the cost is 100% from the Sudameris Foundation.

Law 9,656 (Directors): Officers, Executive Officers, Vice Presidents and Chief Executive Officer may, for free, opt for a lifetime health care plan, in case of termination of the relationship with Banco Santander or companies of its conglomerate without just cause; provided they meet the following requirements: have contributed for at least 3 (three) years to the health plan; have exercised the function of director at Banco Santander or companies of its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be made by means of a bank slip. Dependents active at the time of dismissal will be kept in the same plan as the DIRECTOR, and the inclusion of new dependents is not allowed under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the prize amount. It is a closed mass.

Caixas Assistencial Life Insurance (Life Insurance):included in the life insurance mass in December 2018, the insurance of retirees from the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the retiree's choice at the time of adhesion to the benefit. The Bank subsidy is 50% of the premium for the holder and some retirees have the spouse clause bearing 100% of the cost. It is a closed mass.

Additionally, retired employees are guaranteed, provided that they comply with certain legal requirements and assume the full payment of the respective contributions, the right to remain as a beneficiary of the Banco Santander health plan, under the same conditions of assistance coverage they enjoyed when it was in force. of their employment contracts. Banco Santander's obligations to retirees are valued using actuarial calculations based on the present value of current costs.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		06/30/2022		12/31/2021		06/30/2022		12/31/2021
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,010,353)	(623,935)	(4,342,690)	(613,101)	(4,164,801)	(641,006)	(4,510,768)	(613,101)
Fair Value of Plan Assets	4,909,370	-	4,906,369	-	5,098,441	-	5,096,262	-
	899,017	(623,935)	563,679	(613,101)	933,640	(641,006)	585,495	(613,101)
Being:
Superavit	899,017	-	563,678	-	933,640	-	585,495	-
Deficit	-	(623,935)	-	(613,101)	-	(641,006)	-	(613,101)
Amount not Recognized as Assets	(899,017)	-	(563,678)	-	933,640	-	585,495	-
Net Actuarial Asset (Note 12)	-	-	-	-	-	-	-	-
Net Actuarial Liability (Note 19)	-	(623,935)	-	(613,101)	-	(641,006)	-	(613,101)
Payments Made on the Actuarial Liabilities	72,586	17,812	149,181	37,255	74,131	17,812	152,096	37,255
Revenues (Expenses) Recorded on the Actuarial Liabilities	3,070	(26,427)	4,001	(56,798)	3,091	(26,427)	3,626	(56,798)
Other Equity Valuation Adjustments	(1,285,994)	(7,744)	(1,208,790)	(5,525)	(1,266,644)	(7,744)	(1,190,988)	(5,525)
Actual Return on Plan Assets	95,039	-	(111,147)	-	101,985	-	(118,549)	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		06/30/2022		12/31/2021		06/30/2022		12/31/2021
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(115,551)	(18,059)	(336,602)	49,985	(120,486)	(18,059)	(340,863)	49,985
Changes in Financial Assumptions	463,380	15,841	984,402	116,272	479,825	15,841	1,020,225	116,272
Changes in Demographic Assumptions	-	-	-	(446)	-	-	-	(446)
Gain (Loss) Actuarial - Obligation	347,829	(2,218)	647,800	165,811	359,339	(2,218)	679,362	165,811
Return on Investment, Return Unlike Implied Discount Rate	(111,933)	-	(498,406)	-	(112,762)	-	(521,100)	-
Gain (Loss) Actuarial - Asset	(111,933)	-	(498,406)	-	(112,762)	-	(521,100)	-
Change in Irrecoverable Surplus	(311,552)	-	(302,576)	-	(323,799)	-	(313,894)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on June 30, 2022 and December 31, 2021:

		Duration (in Years)
Plans	06/30/2022	12/31/2021
Cabesp	12.44	16.03
Bandepe	18.03	18.03
Free Clinic	9.54	12.28
Lifelong Directors	9.36	9.36
Health Directors	22.81	30.28
Circular (1)	11.62 E 12.97	11.62 e 12.96
Life Insurance	8.04	8.04

(1)    Duration 11.62 refers to the plan for Former Employees of Banco ABN Amro (31/12/2021 - 13.47) and 12.97 to the plan for Former Employees of Banco Real (31/12/2021 – 11.92).

c) Management of Plan Assets

The main asset categories as a percentage of total plan assets as of June 30, 2022, valid as of December 31, 2021, are as follows:

		Bank/Consolidated
	06/30/2022	12/31/2021
Equity Instruments	0.0%	0.0%
Debt Instruments	96.7%	96.7%
Real Estate	0.2%	0.2%
Others	3.2%	3.2%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		06/30/2022		12/31/2021
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	9.1%	9.2%	8.4%	8.4%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%
Estimated Salary Increase Rate	3.5%	3.5%	3.5%	3.5%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pre-75;

(2) Cabesp.

e) Sensitivity Analysis

The assumptions related to the significant actuarial assumptions have an effect on the amounts recognized in income and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, on June 30, 2021, and December 31, 2021, would have the following effects:

				Bank/Consolidated
		06/30/2022		12/31/2021
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(25,444)	(305,114)	(25,444)	(305,114)
(-)0,5%	28,133	337,349	28,133	337,349
Boards of Mortality
Applied (+) 2 years	(44,619)	(535,039)	(44,619)	(535,039)
Applied (-) 2 years	47,934	574,793	47,934	574,793
Cost of Medical Care
(+)0,5%	31,280	375,089	31,280	375,089
(-)0,5%	(28,762)	(344,891)	(28,762)	(344,891)

f) Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Liquidity Type - Referring to the 2nd Quarter	Vesting Period	Period of Exercise/Settlement	01/01 a 06/30/2022		01/01 a 06/30/2021
Locais	Santander Brasil Bank Shares	01/2019 to 12/2021	2022 e 2023	R$40,403	(*)	R$4,916,667	(*)
		01/2020 to 12/2022	2023	R$4,002,000	(*)	R$4,668,000	(*)
		01/2020 to 12/2022	2023 e 2024	R$800,000	(*)	R$5,666,667	(*)
		01/2021 to 06/2024	2024	R$20,600,000	(*)	R$9,959,600	(*)
		01/2021 to 12/2023	2023	R$1,680,000	(*)	R$800,000	(*)
		07/2019 to 06/2022	2022	111,066	SANB11	123,158	SANB11
		09/2020 to 09/2022	2022	309,427	SANB11	467,873	SANB11
		01/2020 to 09/2023	2023	204,139	SANB11	279,326	SANB11
		01/2021 to 12/2022	2023	139,163	SANB11	238,342	SANB11
		01/2021 to 12/2023	2024	343,863	SANB11	327,065	SANB11
		01/2021 to 01/2024	2024	24,441	SANB11	39,944	SANB11
		03/2022 to 03/2025	2025	28,257	SANB11	-	SANB11
Global	Santander Spain Shares and Options	2023		159,253	SAN (**)	318,478	SAN(**)
		2023, with a limit for exercising the options until 2030		832,569	Options without SAN (**)	1,664,983	Options without SAN (**)
		02/2024		124,184	SAN (**)	142,215	SAN (**)
		02/2024, with a limit for exercising the options until 02/2029		370,477	Options without SAN (**)	424,268	Options without SAN (**)
		2025		150,703	SAN (**)	-	SAN (**)
		2025, with a limit for exercising the options until 2030		578,713	Options without SAN (**)	-	Options without SAN (**)
Balance of Plans on June 30, 2022				R$27,122,403	(*)	R$26,010,933	(*)
				1,160,356	SANB11	R$1,475,708	SANB11
				434,140	SAN	R$460,693	SAN
				1,781,759	Options without SAN (**)	R$2,089,251	Options without SAN (**)

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

Global ILP Plans

We currently have 2 global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. The payment according to compliance with the performance indicators will be calculated in shares and options of grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in Reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all European listed options. In addition to this model there is an extension to deal with the uncertainty in dividends, where part of the dividend value is considered confirmed, and the remainder is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including weighted average stock price, exercise price, expected volatility, option life, expected dividends, and risk-free interest rate

•            Weighted average share price (and exercise price) is €3,104 based on 15-day weighted average between 07/01/2022 and 01/27/2022

•             The expected volatility used was 33.80

•             Options expire on 02/01/2030

•            Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year over the long term (2030)

•             The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives set out in the regulations are met, shall be the market price on the date of the year.

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted in accordance with the strategy of new companies in the specific group or business.

Each plan will have a specific contract and its calculation and payment must be approved by established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, usually by the quotation of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period the payment is of the resulting actions in the case of local plans, or of the amount equivalent to the shares /options of the global plans are made with a restriction of 1 year, and this payment is still subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal standards and exposure to excessive risks.

f.1) Impact on Result

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Bank
		01/01 to 06/30/2022	01/01 to 06/30/2021
Program	Liquidity Type
Local	Santander Shares (Brazil)	12,622	10,107
Global	Santander Spain Shares and Options	1,599	1,958

f.2) Variable Remuneration Referenced to Shares

The long-term incentive plan (deferral) determines the requirements for payment of future deferred installments of variable compensation, considering the financial bases long-term sustainability, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations in the cost of capital.

The variable compensation plan with payment based on Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 06/30/2022	01/01 to 06/30/2021	01/01 to 06/30/2022	01/01 to 06/30/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	18,470	14,384	20,026	14,212
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	48,658	2,706	49,757	2,789

30.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Involvement encouraging consistent risk management and control;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

Credit Risk management is based on monitoring indicators of the credit portfolio and new operations. Taking into account the economic scenario, profitability and default projections are made, which must comply with the Risk Appetite control. These projections are considered for the redefinition of credit policies, which affect both the credit assessment for a specific customer and for a specific profile of customers with similar characteristics.

Another relevant aspect is preventive credit management, which plays a fundamental role in maintaining the quality of Banco Santander's portfolio. Constant monitoring of the customer base is part of the daily routine of the entire commercial area, always with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored very carefully. In an attempt to mitigate major liquidity impacts of companies and provide the necessary financial support to help all sectors of the economy, all new productions and extensions were analyzed in order to meet the needs of customers, always maintaining the established risk classification criteria. and governance for approval of new operations.

To measure the credit quality of a customer or an operation, the bank uses its own internal score/rating models, with an independent Methodology and Validation area.

In restructuring and credit recovery, the Bank uses specific collection teams, which can be:

• Specialized internal teams, working directly with delinquent customers, with higher delay ranges with more expressive values; and

• External partners specialized in charging, notifying and judging clients according to internal criteria.

The sale of the non-performing loan portfolio is part of the recovery strategy (only the credit rights), being able to maintain relationship and transactional means with assigned customers.

In addition, it sets up a Provision for Expected Losses Associated with Credit Risk in accordance with the current legislation of the Bacen and the National Monetary Council (Note 8.e.)

B. Market Risk Management

Market Risk can be summarized as the probability of an institution loss, resulting of market fluctuation in relation to its position in operations subject to exposure (interest rates, indices, prices, exchange rates, etc.).

Santander's Market Risk Management adheres to Resolution CMN 4,557 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of the institution's strategic positioning, risk appetite and constant monitoring of the risk profile.

The identification, measurement and monitoring of limits are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved by senior executives and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander's portfolios.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a preventive nature and includes monitoring, educational processes, advisory, risk assessment and corporate communication related to the rules and regulations applicable to each business area of the Bank.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of prevention of money laundering and combating the financing of terrorism in the different business units. Also responsible for the guidelines of the Bank's customer acceptance policy. Establishes regulations, procedures and acculturation related to the theme. Supervises and monitors the risks inherent in the products and transactions carried out.

G. Social and Environmental Risk

Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution No. 4,327/2014 and SARB Regulation No. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in the relationship with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as, for example, adequacy in the granting and use of credit, supplier management and analysis of socio-environmental risk, which is carried out through the analysis of socio-environmental practices of customers Wholesale , from the Empresas 3 segment of the Retail segment (one of the Bank's Corporate segments), which have credit limits or risk above R$5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationship and Approval Policies and the Social and Environmental Risk Policies, in addition to the Private Social Investment Policy, which aims to guide the strategy in this area. theme and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.santander.com.br/ri/gerenciamento-de-risco.

b) Operational Limits

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.50%, including 8.00% of Minimum Reference Equity, plus 2.50% of Additional for Capital Conservation and 1.00% of Additional systemic. Tier I PR is 9.50% and Minimum Principal Capital is 8.00%. Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021, as shown in follow:

	06/30/2022	12/31/2021
Tier I Regulatory Capital	76,350.3	76,969.9
Principal Capital	69,626.6	69,919.9
Supplementary Capital (Note 18.b)	6,723.7	7,050.1
Tier II Regulatory Capital (Note 18.b)	12,659.1	12,591.3
Regulatory Capital (Tier I and II)	89,009.4	89,561.3
Credit Risk (1)	546,464.4	527,119.3
Market Risk (2)	20,899.8	15,122.2
Operational Risk	59,663.3	58,499.8
Total RWA (3)	627,027.5	600,741.3
Basel I Ratio	12.18	12.81
Basel Principal Capital	11.10	11.64
Basel Regulatory Capital	14.20	14.91

(1) Exposures to credit risk subject to the calculation of the capital requirement using the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3,644, of March 4, 2013 and its subsequent complementation through the wording of Bacen Circular 3,714 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to interest rate variations (RWAjur1), foreign currency coupons (RWAjur2), price indices (RWAjur3), and interest rate coupons (RWAjur4) , the price of commodities commodities (RWAcom), the price of shares classified in the trading book (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset

Banco Santander publishes the Risk Management Report with information regarding risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted pursuant to CMN Resolution No. 4,957/2021. Banco Santander meets the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international best practices.

Financial instruments are segregated into the trading and banking portfolios, as performed in the management of market risk exposure, in accordance with the best market practices and the criteria for classifying operations and capital management of the Basel Standardized Method of the Bacen. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from Banco Santander's various business lines and their eventual hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs a sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would adversely affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading book and the banking book, for each of the portfolio scenarios as of June 30, 2022.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(1,808)	(60,786)	(121,572)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(38)	(574)	(1,148)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(347)	(1,465)	(2,930)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(255)	(3,279)	(6,558)
Foreign Currency	Exposures subject to Foreign Exchange	(841)	(21,027)	(42,053)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(201)	(1,516)	(3,033)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(1,302)	(15,357)	(30,713)
Shares and Indexes	Exposures subject to Change in Shares Price	(161)	(4,027)	(8,054)
Commodities	Exposures subject to Change in Commodity Price	(145)	(3,628)	(7,257)
Total (1)		(5,098)	(111,659)	(223,318)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps on yield curves and 1% for price changes (currencies and shares);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(58,379)	(2,367,554)	(5,022,625)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6,106)	(156,547)	(293,217)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(32,863)	(474,732)	(875,698)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(11,418)	(85,156)	(162,192)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(198)	(6,058)	(12,580)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(31,337)	(272,646)	(561,308)
Foreign Currency	Exposures subject to Foreign Exchange	(2,315)	(57,864)	(115,728)
Total (1)		(142,616)	(3,420,556)	(7,043,348)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps on yield curves and 1% for price changes (currencies);

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

31.   Corporate Restructuring

During the semester ended on June 30, 2022 and the year ended on December 31, 2021, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) S.A. (“Banco Santander”, “Santander Brasil” or “Company”):

a) Acquisition of interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants (“Agreement”) with a view to subscribing a minority interest in CSD BR (“Transaction”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After the fulfillment of the conditions precedent established in the Agreement, the closing of the Transaction took place on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the equity interest of CSD BR.

b) Sale of the entire interest held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander entered into an agreement with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Payment Institution (“Getnet IP”), the agreement for the purchase and sale of shares, transfer of ownership and other covenants, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Operation"). With the implementation of the Transaction, Getnet IP directly holds 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controls Paytec Logística e Armazém Ltda.

c) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the transaction is completed, Toro Investimentos would hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

d) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. other covenants, whereby, once the transaction is completed, Toro Investimentos would hold 100% of the share capital of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

e) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase Agreement and Investment Agreement, by which, once the transaction is concluded, it would hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneer in digitizing the journey of buying houses and apartments. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

f) Acquisition of Equity Interest in Solutions 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), together with the partners of Solutions 4Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Share Investment and Purchase Agreement, whereby, once the transaction is completed, Aymoré would hold 80% of the share capital of Solutions 4Fleet (“Transaction”). Solutions 4Fleet specializes in structuring vehicle rental and subscription businesses – a long-term rental modality for individuals. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

g) Acquisition of Equity Interest in Leadership Serviços Especializados em Cobranças Ltda. (“Leadership”) and Fozcobra Agência de Cobranças Ltda. (“Fozcobra”) and subsequent merger of Fozcobra by Leadership.

On August 4, 2021, Atual Serviços de Crédito e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Lederança”), a certain Agreement for the Assignment of Quotas and Other Covenants, by which, once the transaction is completed, it would hold 100% of the share capital of Leadership (“Operation”). Leadership works in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the conditions precedent established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

h) Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Eireli Mercantile Development.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated, together with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Share Investment and Purchase and Sale Agreements, by which, once the transaction is completed, Webmotors would hold approximately 66.7% of the share capital of Car10 Tecnologia which, in turn, is the sole owner of Pag10 (“Operation”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, in addition to emergency assistance and towing. After complying with the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021

i) Corporate reorganization Santander Leasing S.A. Commercial Leasing and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into a Share Purchase and Sale Agreement through which Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Commercial Lease (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe into Santander Leasing was approved, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing (“Merger of Shares”).

j) Signing of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), which is indirectly controlled by Banco Santander, entered into with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”), investment agreement and other covenants. Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and collectively “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities broker aimed at the retail public. After the fulfillment of all applicable suspensive conditions, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and their immediate incorporation by Toro CTVM, so that Santander DTVM became the direct owner of the equivalent of 60% of the share capital of Toro CTVM, which, in turn, holds 100% of the share capital of Toro Investimentos.

k) Partial spin-off of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and a favorable proposal from the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of the shares owned by Getnet Adquirência e Serviços for Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their participation in the capital stock of Santander Brasil.

As a result of the Spin-off, the share capital of Santander Brasil was reduced in the total amount of $ 2,000,000 (two billion reais), without the cancellation of shares, with the share capital of Santander Brasil passing from $ 57,000,000 (fifty-seven billion reais) to      $ 55,000,000 (fifty-five billion reais).

l) Acquisition of Equity Interest in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli

On December 8, 2020, Banco Santander signed, together with the partners and holders of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli (together “Paytec”), a contract for the purchase and sale of shares, transfer of ownership and other covenants, whereby, once the transaction is completed, it would hold 100% of Paytec's share capital. Paytec acts as a logistics operator with national coverage and focused on the payments market. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on March 12, 2021. With the completion of the transaction, Banco Santander now holds 100% of Paytec's share capital. As informed in item b above, these interests were sold on May 26, 2022 to Getnet IP.

m) Acquisition of Equity Interest in Gira – Integrated Management of Receivables of Agronegócio S.A.

On August 11, 2020, Banco Santander entered into, with the shareholders of Gira – Gestão Integrada de Recebíveis do Agronegócio S.A., a share purchase and sale agreement and other covenants. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the agreement, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of the share capital of Gira.

32.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$ 49,302,212 (12/31/2021 - R$49,624,633) at the Bank and R$ 49,302,212 (12/31/2021) 2021 - R$49,624,633) in the Consolidated.

b) The total amount of investment funds and assets under management by Conglomerate Santander is R$ 2,572,673 (12/31/2021 - R$2,770,684) and the total amount of investment funds and assets under management is R$ 263,217,162 (12/31/2021 - R$192,927,475) recorded in memorandum accounts.

c) The insurance in force on June 30, 2022, corresponding to coverage of fires, natural disasters and other risks related to properties, has a coverage value of R$ 9,214,986 (12/31/2021 - R$9,214,986) in the Bank and Consolidated. In addition, the Bank and the Consolidated on June 30, 2022, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$ 1,546,051 (12/31/2021 – R$ 1,546,120).

d) Between June 30, 2022 and December 31, 2021, there were no related active operations and obligations for related active operations.

e) Clearing and Settlement of Obligations Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for clearing and settlement of obligations within the scope of the National Financial System (SFN), entered into with individuals and legal entities that are or are not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease contracts: cancelable and non-cancellable. The cancelables are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right of option to renew and readjustment clauses, framed in the concept of operational leasing. The total of future minimum payments for non-cancellable operating leases is shown below:

	06/30/2022	12/31/2021
Up to 1 Year	411,188	715,576
Between 1 to 5 years	1,267,533	1,420,853
More than 5 Years	145,868	181,417
Total	1,824,589	2,317,846

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$ 822 (12/31/2021 - R$801) corresponding to the monthly rent of contracts with this feature. Operating lease payments, recognized as expenses in the first semester of 2022, amounted to R$ 369,221 (2021 - R$368,663).

Rental contracts will be readjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and current legislation. Market Value of Financial Assets and Liabilities

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, shares and listed derivatives. Highly liquid securities with prices observable in an active market are classified at level 1. At this level, most Brazilian Government Bonds (mainly LTN, LFT, NTN-B and NTN-F), stocks on the stock exchange were classified. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: These are derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (such as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These securities are classified at level 2 of the fair value hierarchy and are mainly composed of government securities (repurchase agreements, LCI Cancelable and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (primarily swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the aforementioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by curves market).

Level 3: These are derived from valuation techniques that include inputs for assets or liabilities that are not based on observable market variables (non-observable inputs). When there is information that is not based on observable market data, Banco Santander uses models developed internally to properly measure the fair value of these instruments. Level 3 mainly includes Instruments with low liquidity. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2022
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	63,107,418	63,107,417	8,181,987	47,444,316	7,481,114
Securities and Debt Instruments	219,335,767	218,027,622	151,682,571	12,795,438	53,549,612
Derivatives Financial Instruments	26,522,722	26,522,722	-	26,224,421	298,301
Lending Operations	391,619,071	385,364,643	-	-	385,364,643
Total	700,584,978	693,022,404	159,864,558	86,464,175	446,693,670

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	33,629,318	33,629,318	1,224,817	25,912,368	6,492,133
Securities and Debt Instruments	227,705,982	228,618,182	162,531,523	21,640,333	44,446,326
Derivatives Financial Instruments	21,089,724	21,089,724	-	20,833,986	255,738
Lending Operations	383,479,674	377,805,784	-	-	377,805,784
Total	665,904,698	661,143,008	163,756,340	68,386,687	428,999,981

The following is a comparison between the book values of the Bank's financial liabilities measured at a value other than market value and their respective market values as of June 30, 2022 and December 31, 2021:

In Thousands of Brazilian Real				2022
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	415,107,189	415,075,836	-	-	415,075,836
Money Market Funding	90,104,979	90,082,022	-	90,082,022	-
Borrowings and Onlendings	87,742,315	87,742,315	-	-	87,742,315
Funds from Acceptance and Issuance of Securities	114,690,328	113,567,412	-	-	113,567,412
Derivatives Financial Instruments	28,736,137	28,736,137	-	28,541,548	194,589
Debt Instruments Eligible to Compose Capital	19,131,625	19,131,625	-	-	19,131,625
Total	755,512,573	754,335,346	-	118,623,570	635,711,777

In Thousands of Brazilian Real				2021
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	403,639,687	403,598,886	-	-	403,598,886
Money Market Funding	95,648,600	95,604,396	-	95,604,396	-
Borrowings and Onlendings	91,586,750	91,586,750	-	-	91,586,750
Funds from Acceptance and Issuance of Securities	95,380,860	94,198,680	-	-	94,198,680
Derivatives Financial Instruments	24,647,231	24,647,231	-	24,213,648	433,583
Debt Instruments Eligible to Compose Capital	19,641,408	19,641,408	-	-	19,641,408
Total	730,544,536	729,277,351	-	119,818,044	609,459,307

h) Recurring/non-recurring results

						Bank
2022				2021
	Recurring Income	Non-recurring Income	01/01 to 06/30/2022	Recurring Income	Non-recurring Income	01/01 to 06/30/2021
Income Related to Financial Operations	37,482,298	-	37,482,298	25,092,779	-	25,092,779
Expenses on Financial Operations	(25,180,421)	-	(25,180,421)	(6,872,745)	-	(6,872,745)
Gross Income Related to Financial Operations	12,301,877	-	12,301,877	18,220,034	-	18,220,034
Other Operating Revenues (Expenses) (1)	(3,215,251)	(115,848)	(3,331,099)	(4,484,538)	(1,097,007)	(5,581,545)
Operating Income	9,086,626	(115,848)	8,970,778	13,735,496	(1,097,007)	12,638,489

Non-Operating Income (2)	55,282	347,447	402,729	52,584	-	52,584

Income Before Taxes on Income and Profit Sharing	9,141,908	231,599	9,373,507	13,788,080	(1,097,007)	12,691,073
Income Tax and Social Contribution (1)(2)	(537,600)	(111,524)	(649,124)	(4,619,804)	(118,059)	(4,737,863)
Profit Sharing	(947,998)	-	(947,998)	(858,133)	-	(858,133)
Net Income	7,656,310	120,075	7,776,385	8,310,143	(1,215,066)	7,095,077

					Consolidated
	2022			2021
	Recurring Income	Non-recurring Income	01/01 to 06/30/2022	Recurring Income	Non-recurring Income	01/01 to 06/30/2021
Income Related to Financial Operations	42,399,620	-	42,399,620	30,253,142	-	30,253,142
Expenses on Financial Operations	(25,915,755)	-	(25,915,755)	(8,898,749)	-	(8,898,749)
Gross Income Related to Financial Operations	16,483,865	-	16,483,865	21,354,393	-	21,354,393
Other Operating Revenues (Expenses) (1)	(5,385,215)	(165,991)	(5,551,206)	(6,431,119)	(1,097,007)	(7,528,126)
Operating Income	11,098,650	(165,991)	10,932,659	14,923,274	(1,097,007)	13,826,267

Non-Operating Income (2)	68,825	347,447	416,272	28,077	-	28,077

Income Before Taxes on Income and Profit Sharing	11,167,476	181,455	11,348,931	14,951,351	(1,097,007)	13,854,344
Income Tax and Social Contribution (1)(2)	(2,176,947)	(111,524)	(2,288,471)	(5,808,820)	(118,059)	(5,926,879)
Profit Sharing	(1,039,055)	-	(1,039,055)	(940,467)	-	(940,467)
Non-Controlling Interest	(98,716)	-	(98,716)	(67,918)	-	(67,918)
Net Income	7,852,757	69,932	7,922,689	8,134,146	(1,215,066)	6,919,080

(1) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$ 165,991 (2021 - R$1,097,007) in the Bank and Consolidated, with a net impact of taxes of R$ 121,164 (2021 - R$1,051,334).

(2) Non-operating income from the acquisition of equity interest in CIP in 2022, in the amount before taxes of R$347,447 (net of taxes: R$191,096), in the Bank and Consolidated.

33.   Subsequent Events

Increases in the share capital of Aymoré Crédito, Financiamento e Investimento S.A.

On May 23, 2022, Banco Santander (Brasil) S.A. (“Banco Santander”) subscribed for an increase in the share capital of Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) in the amount of BRL 20,000,000,000.00 (twenty billion reais), paying in that opportunity BRL 10,000,000,000.00 (ten billion reais), in this sense Aymoré’s capital stock became BRL 21,447,672,599.62 (twenty-one billion, four hundred and forty-seven million, six hundred and seventy-two thousand, five hundred and ninety-nine reais and sixty-two centavos), partially paid in. On July 7, 2022, the capital increase was approved by the Central Bank of Brazil (“BACEN”). On July 8, 2022, Banco Santander paid in the remaining amount of R$10,000,000,000.00 (ten billion reais) referring to the subscription carried out on May 23, 2022. On July 8, 2022, a new capital increase with the subscription of BRL 20,000,000,000.00 (twenty billion reais) by Banco Santander, with BRL 10,000,000,000.00 (ten billion reais) paid in immediately. After this new subscription, the share capital of Aymoré became BRL 41,447,672,599.62 (forty-one billion, four hundred and forty-seven million, six hundred and seventy-two thousand, five hundred and ninety-nine reais and sixty-two cents) partially paid in. The capital increase approved on July 8, 2022 is pending approval by BACEN.

Composition of Management Bodies as of June 30,2022.